EXHIBIT 99.1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

SCHEDULE 14C INFORMATION

Information Statement Pursuant to Section 14(c) of the
Securities Exchange Act of 1934

Check the appropriate box:

☒	Preliminary Information Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))

☐	Definitive Information Statement

☐	Definitive Additional Materials

GENIE ENERGY LTD.

(Name of Registrant as Specified In Charter)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rule 14c-5(g), and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

Howard S. Jonas
Chairman of the Board of Directors and
Chief Executive Officer
IDT Corporation
520 Broad Street
Newark, NJ 07102

October 28, 2011

Dear IDT Corporation Stockholder:

I am pleased to inform you that the Board of Directors of IDT Corporation (“IDT”) has approved the spin-off of Genie Energy Ltd. (“Genie”), a wholly-owned subsidiary of IDT, to IDT’s stockholders. IDT currently owns 100% of Genie and will be distributing all of that interest to IDT’s stockholders. Following the spin-off, IDT’s businesses will consist primarily of IDT Telecom, Innovative Communications Technologies, Inc., as well as other interests and smaller operations, including IDT’s interests in Zedge and Fabrix. Genie consists of IDT Energy, which operates our energy services company (ESCO), and Genie Oil and Gas, our unconventional energy operations.

The spin-off of Genie will occur by way of a pro rata distribution of Genie Class A common stock and Class B common stock to IDT’s stockholders. In the distribution, on the distribution date, each IDT stockholder will receive one share of Genie Class A common stock for every share of IDT Class A stock and one share of Genie Class B common stock for every share of IDT Class B common stock, held at 5:00 p.m., New York City time, on October 21, 2011, which is the record date for the spin-off. The distribution of shares of our Class B common stock will be paid in book-entry form and physical stock certificates will be issued only to holders of Class A common stock and, upon request, to holders of Class B common stock.

Stockholder approval of the spin-off is not being sought, and you are not required to take any action to receive your Genie common stock.

We believe that the spin-off will separate certain of our business units that have different business drivers and growth characteristics.  We believe that separating the two groups of operating units will allow the management of each of IDT and Genie to design and implement corporate strategies and policies that are based primarily on the business characteristics of the respective companies and their business units, maintain a sharper focus on the core business and growth opportunities, and concentrate their financial resources wholly on their own operations.  Moreover, the separation of Genie from IDT will allow each of the companies to be more easily understood and provide investors with greater transparency regarding the value of the businesses. Accordingly, we believe the spin-off will build long-term stockholder value.

Following the spin-off, you will own shares in both IDT and Genie. Genie’s Class B common stock has been approved for listing on the New York Stock Exchange (“NYSE”) under the symbol “GNE”, subject to our being in compliance with applicable NYSE listing standards, including as to minimum bid price during the when-issued trading period. The Genie Class B common stock began trading on a when-issued basis on October 26, 2011. We expect to satisfy all the requirements for that continued listing.  IDT Class B common stock will continue to trade on the NYSE under the symbol “IDT”.

We intend for the spin-off to be tax-free for stockholders. To that end, we received a ruling from the IRS (the “IRS Ruling”) substantially to the effect that, for U.S. federal income tax purposes, the distribution of shares of Genie common stock will qualify as tax-free under Section 355 of the of the Internal Revenue Code of 1986 (the “Code”).  In addition to obtaining the IRS Ruling, we expect to receive an opinion from PricewaterhouseCoopers LLP, confirming the tax-free status of the spin-off for U.S. federal income tax purposes, including confirming the satisfaction of the requirements under Section 355 of the Code not specifically addressed in the IRS Ruling. You should, of course, consult your own tax advisor as to the particular consequences of the spin-off to you.

The enclosed Information Statement, which is being mailed to IDT stockholders, describes the spin-off in detail and contains important information about Genie, including its financial statements.

We look forward to your continued support as a stockholder of IDT. We remain committed to working on your behalf to build long-term stockholder value.

Sincerely,

Howard S. Jonas Chairman of the Board of Directors and Chief Executive Officer

October 28, 2011

Dear Genie Energy Ltd. Stockholder:

It is my pleasure to welcome you as a stockholder of Genie Energy Ltd. Our strategy as an independent publicly traded company is to maximize value to our stockholders by building on our current strengths and capitalizing on our investment in science and technology to develop unconventional energy opportunities.

The spin-off will separate our businesses from the remainder of IDT’s operations and holdings. We, along with IDT’s management, believe that the operational and growth prospects of our businesses may best be realized by a separation from those that will remain with IDT based on several factors including industry characteristics and the growth prospects of our retail energy services, or ESCO, and unconventional energy businesses. As a separate company, investors will have the ability to independently value our company, a high-growth energy company, in contrast to IDT’s more mature business. Specifically, we will continue the operation of our ESCO business and expect to expand into additional markets and utility regions where we see attractive opportunities, while we invest, together with our partners, in unconventional oil and gas projects, including the research, development and exploration of our oil shale properties in Colorado and Israel as they move toward commercially viable and environmentally acceptable operations.  As an independent company, we expect that we will be able to have direct access to the capital markets. We anticipate that this direct access will improve our ability to invest in our business and continue to develop innovative new products, services and technologies, pursue strategic transactions, enhance our market recognition with investors and increase our ability to attract and retain employees.

Our focused and experienced management team is highly motivated to make a difference in the energy industry, as we enhance value for our customers and stockholders as a growth-oriented company.

Genie’s Class B common stock has been approved for listing on the New York Stock Exchange under the symbol “GNE”, subject to our being in compliance with applicable NYSE listing standards, including as to minimum bid price during the when-issued trading period.  Our Class B common stock began trading on a when-issued basis on October 26, 2011. We expect to satisfy all the requirements for that continued listing.

We invite you to learn more about Genie Energy by reviewing the enclosed Information Statement. We look forward to our future as a separate publicly-traded company and to your support as a stockholder.

I am excited about the opportunities that the spin-off will create for our company, our customers and for you, our stockholders.

Sincerely,

Claude A. Pupkin Chief Executive Officer

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED OCTOBER 27, 2011

PRELIMINARY INFORMATION STATEMENT

GENIE ENERGY LTD.

Class A Common Stock

and

Class B Common Stock

(each, par value $0.01 per share)

This Information Statement is being furnished by IDT Corporation, or IDT, to its stockholders in connection with the distribution to holders of Class A common stock and Class B common stock, each par value $0.01 per share, of IDT, of all the outstanding shares of Class A common stock and Class B common stock, each par value $0.01 per share, of Genie Energy Ltd., or Genie.

We are currently a wholly-owned subsidiary of IDT. We own 99.3% of our subsidiary, Genie Energy International Corporation, or GEIC, which owns 100% of IDT Energy and 92% of Genie Oil and Gas, Inc., or GOGI. Following the spin-off, our principal businesses, which are currently part of IDT, will consist of:

•	IDT Energy, which operates our energy services company, or ESCO, that resells electricity and natural gas to residential and small business customers in New York, New Jersey and Pennsylvania; and

•
Genie Oil and Gas, which consists of (1) American Shale Oil Corporation, or AMSO, which holds and manages a 50% interest in American Shale Oil, LLC, or AMSO, LLC, our oil shale initiative in Colorado, and (2) an 89% interest in Israel Energy Initiatives, Ltd., or IEI, our oil shale initiative in Israel.

The spin-off will separate our businesses from the remainder of IDT’s operations and holdings.  We, along with IDT’s management, believe that the operational and growth prospects of our businesses may best be realized by a separation from those that will remain with IDT based on several factors including industry characteristics and growth prospects of our ESCO and unconventional energy businesses. As a separate company, investors will have the ability to independently value our company, a high-growth energy company, in contrast to IDT’s more mature business.  Each of our businesses is described in more detail below.

Our business will consist of two reporting segments: IDT Energy and Genie Oil and Gas.

The spin-off of Genie will occur by way of a pro rata distribution of the Genie Class A common stock and Class B common stock held by IDT to IDT’s stockholders. In the distribution, on the distribution date each IDT stockholder will receive one share of Genie Class A common stock for every share of IDT Class A common stock and one share of Genie Class B common stock for every share of IDT Class B common stock, held at 5:00 p.m., New York City time, on October 21, 2011, which is the record date for the spin-off. The distribution of shares of our Class B common stock will be paid in book-entry form and physical stock certificates will be issued only to holders of Class A common stock and, upon request, to holders of Class B common stock.

No stockholder approval of the spin-off is required or sought and you are not required to take any action to receive your Genie common stock. We are not asking you for a proxy and you are requested not to send us a proxy. IDT stockholders will not be required to pay for the shares of our Class A common stock or Class B common stock to be received by them in the spin-off or to surrender or exchange shares of IDT Class A common stock or Class B common stock in order to receive our Class A common stock and Class B common stock or to take any other action in connection with the spin-off.

Currently, there is no trading market for our Class A common stock or Class B common stock. However,  a limited market, commonly known as a “when-issued” trading market, for our Class B common stock has been established as of October 26, 2011, and we expect that “regular way” trading of our Class B common stock will begin on October 31, 2011. Genie’s Class B common stock has been approved for listing on the NYSE under the symbol “GNE”, subject to our being in compliance with applicable NYSE listing standards, including as to minimum bid price during the when-issued trading period, and we expect to satisfy all the requirements for that continued listing.

We do not intend to list our Class A common stock for trading on any exchange or trading system.

In reviewing this Information Statement, you should carefully consider the matters described under “Risk Factors” beginning on page 6 for a discussion of certain factors that should be considered by recipients of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

This Information Statement is first being mailed to IDT stockholders on or about October 28, 2011.

The registration statement on Form 10, of which this Information Statement is a part, and this Information Statement are still under review by, and we may receive additional comments from, the SEC that may require amending and revising the registration statement and Information Statement.

This Information Statement is being furnished by IDT solely to provide information to IDT stockholders who will receive shares of our Class A common stock and Class B common stock in the distribution. This Information Statement is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities or any securities of IDT. This Information Statement describes our business, the relationship between IDT and us, and how the spin-off affects IDT and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the distribution. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading “Risk Factors.”

You should not assume that the information contained in this Information Statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

Unless the context indicates otherwise, all references in this Information Statement:

•	to “Genie,” “us,” “we,” or “our” are to Genie Energy Ltd. and its subsidiaries; and
•	to “IDT” are to IDT Corporation and its subsidiaries, and, with respect to periods following the spin-off, IDT Corporation and its subsidiaries other than Genie and its subsidiaries.

The transaction in which we will be separated from IDT and become a separately-traded public company is referred to in this Information Statement as the “separation,” the “distribution” or the “spin-off.”

We obtained the market and industry data and other statistical information used throughout this Information Statement from our own research, surveys or studies conducted by third parties, independent industry or general publications and other published independent sources. While we believe that each of these sources is reliable, we have not independently verified such data. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Q:	Why am I receiving this document?

A:
IDT is delivering this document to you because you were a holder of IDT’s Class A common stock or Class B common stock on the record date for the distribution of our shares of Class A common stock and Class B common. Accordingly, you are entitled to receive one share of our Class A common stock for every share of IDT Class A common stock and one share of our Class B common stock for every share of IDT Class B Common stock that you held on the record date. No action is required for you to participate in the distribution.

Q:	What is the spin-off?

A:
The spin-off is the overall separation of our company from IDT resulting in Genie being owned by the public and continuing to own and operate the assets of the IDT Energy and Genie Oil and Gas segments of IDT. The spin-off will occur by the pro rata distribution by IDT of our Class A common stock  and Class B common stock held by IDT  to holders of IDT’s Class A common stock and Class B common stock as set forth in the answer above. We refer to this last step as the “distribution.”

Q:	What is Genie?

A:
Up to the time of the spin-off, we will be a wholly-owned subsidiary of IDT. Following the spin-off, we will be a separate publicly-traded company. We have majority holdings in IDT Energy and Genie Oil and Gas.

Q:	Why is IDT separating our businesses and distributing our stock?

A:
IDT’s Board of Directors and management believe the separation will provide the benefits set forth below under the caption “The Spin-Off--Reasons for the Spin-Off” beginning on page 13, including that the operational and growth prospects of our businesses may best be realized by a separation from those that will remain with IDT based on several factors including industry characteristics and growth prospects of our ESCO and unconventional energy businesses. As a separate company, investors will have the ability to independently value our Company and our business units, in contrast to IDT’s more mature business. Moreover, the spin-off will allow management of each of IDT and Genie to design and implement corporate strategies and policies that are based primarily on the business and industry dynamics of that company and its business units, maintain a sharper focus on core business and growth opportunities, concentrate their financial resources wholly on their own operations and allowing investors to appreciate the value of each company’s business units.

Q:	Why is the separation of the two companies structured as a spin-off?

A:
IDT’s Board of Directors believes that a tax-free spin-off of our shares is a cost-effective and tax efficient way to separate the companies.  For additional information, see “Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 15.

Q:	What is the record date for the distribution?

A:	The record date is October 21, 2011 and ownership will be determined as of 5:00 p.m., New York City time, on that date. When we refer to the “record date,” we are referring to that time and date.

Q:	What will be our relationship with IDT after the spin-off?

A:
IDT and Genie each will be independent, publicly-traded companies. Howard Jonas will be chairman of the board of both companies as well as Chief Executive Officer of IDT. Further, we are entering into agreements with IDT that will ease our transition from consolidated operating segments to an independent company following the spin-off and we will continue to cooperate with IDT when there is an opportunity for cost savings that does not impact the independence of the two companies. For example, pursuant to a Transition Services Agreement IDT will continue to provide certain services, including, but not limited to services relating to human resources, employee benefits administration, finance, accounting, tax, internal audit, facilities, investor relations and legal for an agreed period following the spin-off. Additionally, under the same agreement, Genie will provide specified administrative services to certain of IDT’s foreign subsidiaries. Furthermore, IDT will grant us a license to use the IDT name for our ESCO business. For additional information regarding our relationship with IDT after the spin-off, see “Our Relationship with IDT After the Spin-Off and Related Person Transactions” beginning on page 53.

Q:	When will the spin-off be completed?

A:	Shares of our Class A common stock and Class B common stock are being distributed on or about October 28, 2011. We refer to this date as the “distribution date.”

Q:	Can IDT decide to cancel the distribution of our Class A common stock and Class B common stock even if all the conditions to the distribution have been met?

A:
Yes. The distribution is conditioned upon satisfaction or waiver of certain conditions. See “The Spin-Off--Spin-Off Conditions and Termination” beginning on page 17. IDT has the right to terminate the distribution, even if all of these conditions are met, if at any time IDT’s Board of Directors determines, in its sole discretion, that IDT and Genie are better served by remaining a combined company or that market or business conditions are such that it is not advisable to complete the spin-off.

Q:	What will happen to the listing of IDT’s Class B common stock?

A:	Nothing. We expect that IDT Class B common stock will continue to be traded on the New York Stock Exchange (“NYSE”) under the symbol “IDT”.

Q:	Will the spin-off affect the market price of my IDT shares?

A:
Probably. As a result of the spin-off, the trading price of IDT shares immediately following the distribution may be lower than immediately prior to the distribution because the trading price will no longer reflect the value of the Genie businesses. In addition, until the market has fully analyzed the operations of IDT without these business segments, the price of IDT shares may fluctuate significantly. Furthermore, the combined trading prices of IDT’s Class B common stock and, if and when outstanding, our Class B common stock, after the distribution may be higher or lower than the trading price of IDT Class B common stock prior to the distribution. See the Risk Factor entitled “There may not be an active trading market for shares of our common stock and stockholders may find it difficult to transfer our securities” on page 11.

Q:	What will IDT stockholders receive in the spin-off?

A:
In the spin-off, IDT stockholders will receive one share of our Class A common stock for every share of IDT Class A common stock and one share of our Class B common stock for every share of IDT Class B common stock that they own as of the record date. Immediately after the spin-off, IDT stockholders will still own all of IDT’s current business segments, but they will own them as two separate investments rather than as a single investment.

Holders of our Class A common stock will be entitled to three votes per share and holders of our Class B common stock will be entitled to one tenth of one vote per share.

After the spin-off, the certificates and book-entry interests representing the “old” IDT Class A common stock and Class B common stock will represent such stockholders’ interests in the IDT businesses (other than our businesses) following the spin-off, and the certificates and book-entry interests representing our Class A common stock and Class B common stock that stockholders receive in the spin-off will represent their interests in Genie businesses only.

Q:	If a stockholder owns restricted stock of IDT, what will that stockholder receive in the spin-off?

A:
Holders of restricted Class B common stock of IDT will receive, in respect of those restricted shares, one share of our Class B common stock for every restricted share of IDT that they own as of the record date for the spin-off. Those particular shares of our stock that you will receive will be restricted under the same terms as the IDT restricted shares in respect of which they were issued. This means that restricted shares of our stock received in the spin-off are subject to forfeiture on the same terms, and their restrictions lapse at the same time, as the corresponding IDT shares.

Q:	If a stockholder owns options to purchase shares of IDT stock, what will that option holder receive in the spin-off?

A:
As of October 25, 2011, there were outstanding options to purchase approximately 478,000 shares of IDT Class B common stock, with various exercise prices and expiration dates.  The exercise prices of all of such options were above the market price for IDT’s Class B common stock on such date.  In the spin-off, the exercise price of each outstanding option to purchase IDT Class B common stock will be proportionately reduced based on the trading price of IDT following the spin-off. Further, each option holder will share ratably in a pool of options to purchase 50,000 shares of Genie Class B common stock,  meaning that each option holder will receive an option to purchase one tenth of a share of our Class B common stock for each IDT option held as of the spin-off.  The exercise price for all of the Genie options will be equal to the market value, and the expiration date of each option will be the expiration of, the IDT option held by such option holder.  The Genie options will be issued within 30 days following the spin-off and the exercise price will be the closing price of the Genie Class B common stock on the date of grant.

Q:	What does an IDT stockholder need to do now?

A:
IDT stockholders do not need to take any action, although we urge you to read this entire document carefully. The approval of the IDT stockholders is not required or sought to effect the spin-off, and IDT stockholders have no appraisal rights in connection with the spin-off. IDT is not seeking a proxy from any stockholders, and you are requested not to send us a proxy.

IDT stockholders will not be required to pay anything for our shares distributed in the spin-off or to surrender any shares of IDT Class A common stock or Class B common stock. IDT stockholders should not send in their IDT share certificates. IDT stockholders will automatically receive their shares of our Class A common stock and Class B common stock when the spin-off is effected.

Q:	Are there risks associated with owning Genie common stock?

A:
Yes. Our business is subject to both general business risks and specific risks relating to our operations. In addition, our spin-off from IDT presents risks relating to our becoming a separately-traded public company as well as risks relating to the nature of the spin-off transaction itself. See “Risk Factors” beginning on page 6.

Q:	What are the U.S. federal income tax consequences of the spin-off to IDT stockholders?

A:
IDT stockholders should not recognize a gain or loss on the receipt of shares of our common stock in the spin-off. IDT stockholders should apportion their tax basis in IDT common stock between such IDT common stock and our common stock received in the spin-off in proportion to the relative fair market values of such stock at the time of the spin-off. An IDT stockholder’s holding period for our common stock received in the spin-off should include the period for which that stockholder’s IDT common stock was held. See “The Spin-Off--Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 15. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE SPIN-OFF TO YOU.

Q:	What if I want to sell my IDT common stock or my Genie common stock?

A:
You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. We do not make any recommendations on the purchase, retention or sale of shares of IDT common stock or our common stock to be distributed.

If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your IDT common stock or your Genie common stock after it is distributed, or both.

Q:	Where will I be able to trade shares of Genie common stock?

A:
There is no current public market for our common stock.  However, our Class B common stock has been approved for listing on the NYSE under the symbol “GNE”, subject to our being in compliance with applicable NYSE listing standards, including as to minimum bid price during the when-issued trading period, and we expect to satisfy all the requirements for that continued listing. Trading in shares of our Class B common stock began on a “when-issued” basis on October 26, 2011 and “regular way” trading will begin on the first trading day following the distribution date. As trading has begun on a “when-issued” basis, you may purchase or sell our Class B common stock, but your transaction will not settle until after the distribution date. On the first trading day following the distribution date, when-issued trading with respect to our Class B common stock will end and regular way trading will begin. We cannot predict the trading prices for our Class B common stock before or after the distribution date.

We do not intend to list our Class A common stock for trading on any exchange or trading system.

Q:	Do you intend to pay dividends on your common stock?

A:
Genie does not anticipate paying dividends on its common stock in the foreseeable future. Genie’s current intent is to retain earnings, if any, to finance the working capital needs and potential expansion of Genie’s ESCO business, as well as the development of Genie’s unconventional energy businesses. The payment of dividends in the future will be at the sole discretion of Genie’s Board of Directors and will depend on, among other things, Genie’s results of operations, financial condition, capital expenditures and other cash obligations.

In November 2010, IDT announced its intention to pay quarterly dividends. However, because we and IDT will be separate entities after the spin-off, our decision to pay (or not pay) dividends in the future will not impact IDT’s intention and decision of whether to pay (or not pay) dividends in the future. See “Dividend Policy” on page 18 for additional information on our dividend policy following the spin-off.

Q:	Where can IDT stockholders get more information?

A:	If you have any questions relating to the distribution, you should contact: IDT Corporation 520 Broad Street Newark, New Jersey 07102 Attention: Bill Ulrey (973) 438-3838

Q:	Who will be the distribution agent for the spin-off?

A:
American Stock Transfer & Trust Company will be the distribution agent for the spin-off. The distribution agent can be contacted at:

59 Maiden Lane
Plaza Level
New York, New York 10038
Telephone:  (800) 937-5449

EXECUTIVE SUMMARY

Genie Energy Ltd., a Delaware corporation, is currently a subsidiary of IDT. Genie owns 99.3% of its subsidiary, GEIC, which owns 100% of IDT Energy and 92% of GOGI. Following the spin-off, our principal businesses, which are currently part of IDT, will consist of:

•	IDT Energy, which operates our energy services company, or ESCO, that resells electricity and natural gas to residential and small business customers in New York, New Jersey and Pennsylvania; and

•
Genie Oil and Gas, which consists of (1) American Shale Oil Corporation, or AMSO, which holds and manages a 50% interest in American Shale Oil, LLC, or AMSO, LLC, our oil shale initiative in Colorado, and (2) an 89% interest in Israel Energy Initiatives, Ltd., or IEI, our oil shale initiative in Israel.

The spin-off will separate our businesses from the remainder of IDT’s operations and holdings.  We, along with IDT’s management, believe that the operational and growth prospects of our businesses may best be realized by a separation from those that will remain with IDT based on several factors including industry characteristics and growth prospects of our ESCO and unconventional energy businesses. As a separate company, investors will have the ability to independently value our company, a high-growth energy company, in contrast to IDT’s more mature business.  Each of our businesses is described in more detail below.

Our business will consist of two reporting segments: IDT Energy and Genie Oil and Gas.

The diagram below sets forth our corporate structure:

Summary of the Spin-Off

The following is a summary of the terms of the spin-off. Please see “The Spin-Off” beginning on page 12 for a more detailed description of the matters described below.

Distributing company	IDT Corporation, a Delaware corporation.

Distributed company
Genie Energy Ltd., a Delaware corporation, which, following the spin-off, will be comprised of the current energy operations of IDT, specifically, IDT Energy, our ESCO business, and Genie Oil and Gas, which consists of our holdings in our unconventional energy initiatives.

Genie’s principal executive offices are located at 550 Broad St., Newark, NJ 07102.

Distribution ratio
Each holder of IDT Class A common stock will receive a distribution of one share of Genie Class A common stock for every share of IDT Class A common stock held on the record date and each holder of IDT Class B common stock will receive a distribution of one share of Genie Class B common stock for every share of IDT Class B common stock held on the record date.

Securities to be distributed
Approximately 1.6 million shares of Genie Class A common stock, which will constitute all of the outstanding shares of Genie Class A common stock immediately after the spin-off (based on approximately 1.6 million shares of IDT Class A common stock that were expected to be outstanding on the record date).

Approximately 21.1 million shares of Genie Class B common stock, which will constitute all of the outstanding shares of Genie Class B common stock immediately after the spin-off (based on approximately 21.1 million shares of IDT Class B common stock that were expected to be outstanding on the record date).

Record date
The record date is 5:00 p.m., New York City time, on October 21, 2011. In order to be entitled to receive shares of Genie Class A common stock and/or Class B common stock in the spin-off, holders of shares of IDT Class A common stock and Class B common stock must be stockholders as of 5:00 p.m., New York City time, on the record date.

Distribution date	The distribution date will be on or about October 28, 2011.

Relationship between Genie and IDT after the spin-off
Following the spin-off, IDT and Genie each will be independent, publicly-traded companies. Howard Jonas will be Chairman of the Board of both companies and Chief Executive Officer of IDT. Further, we are entering into agreements with IDT that will ease our transition from consolidated operating segments to an independent company following the spin-off and we will continue to cooperate with IDT when there is an opportunity for cost savings that does not impact the independence of the two companies. For example, pursuant to a Transition Services Agreement, IDT will continue to provide certain services, including, but not limited to, services relating to human resources, employee benefits administration, finance, accounting, tax, internal audit, facilities, investor relations and legal for an agreed period following the spin-off. Furthermore, IDT will grant us a license to use the IDT name for our ESCO business. Additionally, under the same agreement, Genie will provide specified administrative services to certain of IDT’s foreign subsidiaries. For additional information regarding our relationship with IDT after the spin-off, see “Our Relationship with IDT After the Spin-Off and Related Person Transactions” beginning on page 53.

Dividend policy
Genie does not anticipate paying dividends on its common stock in the foreseeable future. Genie’s current intent is to retain earnings, if any, to finance the potential expansion of our businesses. The payment of dividends in the future will be at the sole discretion of Genie’s Board of Directors and will depend on Genie’s results of operations, financial condition, capital expenditure plans and other cash obligations.

Intercompany indebtedness
There is no intercompany debt between IDT and the businesses included in Genie. There are current obligations for services between IDT and its subsidiaries, on the one hand, and the entities included in Genie, on the other hand, that will be paid or offset in the ordinary course of business. The only contemplated obligations arising after the spin-off would be obligations that arise under the Separation and Distribution Agreement, Transition Services Agreement, Tax Separation Agreement or that arise in the ordinary course of business pursuant to arms’ length arrangements between Genie and IDT.

Corporate Information and Structure

Pursuant to the spin-off, we will be separated from IDT and become a separate publicly-traded company. The spin-off and our resulting separation from IDT involve the following steps:

•
We are entering into a Separation and Distribution Agreement and Tax Separation Agreement with IDT to effect the separation and provide a framework for our relationship with IDT after the spin-off. We are also entering into a Transition Services Agreement with IDT which provides for certain services to be performed by each of IDT and us to facilitate our transition into a separate publicly-traded company. These agreements provide, among other things, for the allocation between us and IDT of the assets, liabilities and obligations currently owned by IDT and attributable to periods prior to, at and after our separation from IDT, services relating to human resources, employee benefits administration, finance, accounting, tax, internal audit, facilities, investor relations and legal and/or the allocation of liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters and the administration of insurance claims. For more information on these agreements, see “Our Relationship with IDT after the Spin-Off and Related Person Transactions” beginning on page 53.

•
IDT will transfer cash to us prior to the spin-off such that we will have approximately $106 million in cash at the time of the spin-off for our working capital, expansion capital for IDT Energy and to cover the cost of development of our unconventional energy projects and technologies at Genie Oil and Gas.

•
Under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the registration statement on Form 10, of which this Information Statement is a part, shall have become effective, and IDT will mail this Information Statement to its stockholders.

•
IDT has received a private letter ruling (the “IRS Ruling”) from the IRS substantially to the effect that, for U.S. federal income tax purposes, the spin-off will qualify as tax-free under Section 355 of the of the Internal Revenue Code of 1986 (the “Code”).  In addition to obtaining the IRS Ruling, IDT expects to receive an opinion from PricewaterhouseCoopers LLP (“PwC”) confirming the tax-free status of the spin-off for U.S. federal income tax purposes, including confirming the satisfaction of the requirements under Section 355 of the Code not specifically addressed in the IRS Ruling.

•
Following the separation, we will operate as a separate publicly-traded company. Our Class B common stock has been approved for listing on the NYSE under the symbol “GNE”, subject to our being in compliance with applicable NYSE listing standards, and began trading on a when-issued basis on October 26, 2011, and we expect that our Class B common stock will begin trading on NYSE under the symbol “GNE” on a regular way basis on October 31, 2011. However, trading will not occur on the New York Stock Exchange unless our Class B common stock is compliant with the NYSE’s initial listing requirements, including as to minimum bid price during the when-issued trading period.

For a further explanation of the spin-off, see “The Spin-Off” beginning on page 12.

RISK FACTORS

Our business, operating results or financial condition could be materially adversely affected by any of the following risks associated with any one of our businesses, as well as the other risks highlighted elsewhere in this document. The trading price of our Class B common stock could decline due to any of these risks. Note that references to “our,” “us”, “we,” etc. used in each risk factor below refers to the business about which such risk factor is provided.

Risks Related to IDT Energy

The ESCO business is highly competitive, so we may be forced to cut prices or incur additional costs.
IDT Energy faces substantial competition both from the traditional incumbent utilities as well as from other ESCOs, including ESCO affiliates of the incumbent utilities in specific territories. As a result, we may be forced to reduce prices, incur increased costs or lose market share. We compete on the basis of provision of services, customer service and price. Present or future competitors may have greater financial, technical or other resources which could put us at a disadvantage.

IDT Energy’s growth depends on its ability to enter new markets.
New markets for our business are determined based on many factors, which include the regulatory environment, as well as IDT Energy’s ability to procure energy in an efficient and transparent manner.  We seek to purchase wholesale energy where there is a real time market that reflects a fair price for the commodity for all participants. Once new markets are determined to be suitable for IDT Energy, we will incur significant customer acquisition costs and there can be no assurance that we will be successful in new markets. Furthermore, there are regulatory differences between the markets that we currently operate in and new markets, including, but not limited to, exposure to credit risk, additional churn caused by tariff requirements, rate-setting requirements and incremental billing costs.

Unfair business practices or other activities of ESCOs may adversely affect us.
Competitors in the highly competitive ESCO market engage in unfair business practices to sign up new customers. Competitors engaging in unfair business practices create an unfavorable impression about our industry on consumers. Such unfair practices by other companies can adversely affect our ability to grow or maintain our customer base. The successes, failures or other activities of various ESCOs within the markets that we serve may impact how we are perceived in the market.

Demand for ESCO services and consumption by customers are significantly related to weather conditions.
Typically, colder winters and hotter summers create higher demand and consumption for natural gas and electricity, respectively. Milder than normal winters and/or summers may reduce the demand for our energy services, thus negatively impacting our financial results.

Our current strategy is based on current regulatory conditions and assumptions, which could change or prove to be incorrect.
Regulation over the electricity and natural gas markets has been in flux at the state and federal levels. In particular, any changes adopted by the Federal Energy Regulatory Commission, or FERC, or changes in state or federal laws or regulations (including greenhouse gas laws) may affect the prices at which IDT Energy purchases electricity or natural gas for its customers. While we endeavor to pass along increases in energy costs to our customers pursuant to our variable rate customer offerings, we may not always be able to do so due to competitive market forces and the risk of losing our customer base. In addition, potential regulatory changes may impact our ability to use our established sales and marketing channels. Any changes in these factors, or any significant changes in industry development, could have an adverse effect on our revenues, profitability and growth or threaten the viability of our current business model.

Regulatory conditions can affect the amount of taxes and fees we need to pay and our pricing advantages.
We are subject to audits in various jurisdictions, including New York, for various taxes, including income tax, utility excise tax, and sales and use tax. Aggressive stances taken recently by regulators increase the likelihood of our having to pay additional taxes and fees in connection with these audits. In the future, we may seek to pass such charges along to our customers, which could have an adverse impact on our pricing advantages.

Commodity price volatility could have an adverse effect on our cost of goods sold and our results of operations.
Volatility in the markets for certain commodities can have an adverse impact on our costs for the purchase of the electricity and natural gas that IDT Energy sells to its customers.  We may not always choose to pass along increases in costs to our customers to protect overall customer satisfaction. This would have an adverse impact on our margins and results of operations.  Alternatively, volatility in pricing for IDT Energy's products related to the cost of the underlying commodities can lead to increased customer churn.

We face risks that are beyond our control due to our reliance on third parties and our general reliance on the electrical power and transmission infrastructure within the United States.
Our ability to provide energy delivery and commodity services depends on the operations and facilities of third parties, including, among others, BP Energy Company and BP Corporation North America, Inc. (collectively "BP"), the New York Independent System Operator, Inc., or NYISO, and PJM Interconnection, LLC, or PJM. Our reliance on the electrical power generation and transmission infrastructure within the United States makes us vulnerable to large-scale power blackouts. The loss of use or destruction of third party facilities that are used in providing our services due to extreme weather conditions, breakdowns, war, acts of terrorism or other occurrences could greatly reduce our potential earnings and cash flows.

The ESCO business, including our relationship with our suppliers, is dependent on access to capital and liquidity, which may be limited under current circumstances.
Our business involves entering into contracts to purchase large quantities of electricity and natural gas. Because of seasonal fluctuations, we are generally required to purchase electricity or natural gas in advance and finance that purchase until we can recover such amounts from revenues. IDT Energy has a Preferred Supplier Agreement with BP pursuant to which BP is our preferred provider of electricity and natural gas. In addition to other advantages of this agreement, we are no longer required to post security with most suppliers other than BP. There can be no assurance that we will be able to maintain the required covenants, that BP will be able to maintain their required credit rating, or that the agreement will be renewed upon its expiration in June 2014. In addition, the security requirements outside of the BP agreement may increase as we enter other markets. Difficulty in obtaining adequate credit and liquidity on commercially reasonable terms may adversely affect our business, prospects and financial conditions.

A revision to certain utility best practices and programs in which we participate and with which we comply could disrupt our operations and adversely affect our results and operations.
Certain retail access “best practices” and programs proposed and/or required by state regulators have been implemented by utilities in most of the service territories in which we operate. One such practice in New York is participation in purchase of receivables, or POR, programs under which certain utilities purchase customer receivables for approximately 98% of their face value in exchange for a first priority lien in the customer receivables without recourse against an ESCO. This program is a key to our control of bad debt risk in our ESCO business in New York and a similar program is important to us in Pennsylvania. In the event that POR programs or any other best practice or program were to be revised or eliminated by state regulators or the individual utilities, we would need to adjust our current strategy regarding customer acquisition and our focus on the growth of our customer base. We would also need to adjust our current business plan to reduce our exposure to existing customers who may pose a bad debt risk. Any failure to properly respond to changing conditions could adversely affect our results of operations and profitability.

In addition, on June 23, 2008, the New York State Public Service Commission, or NYPSC, issued its Order Establishing Energy Efficiency Portfolio Standard, or EEPS, and Approving Programs setting a goal of gradually reducing electricity usage by 15% statewide by 2015 and requiring the utilities to file energy efficiency programs consistent with the policies and cost/benefit factors adopted by the NYPSC. Since 2009, the Commission has approved 90 electric and natural gas energy efficiency programs to implement the EEPS policy. We cannot predict the impact of the EEPS on the electricity usage of our customers. There could be an adverse effect on the result of operations of our ESCO business if the EEPS results in a reduction in the aggregate amount of customer demand.

In New Jersey, customers who are delinquent in paying their invoices are no longer eligible to receive a consolidated utility invoice. A consolidated utility invoice is similar to a purchase of receivables program since the utility has the responsibility to bill the customer and collect the receivable. Instead, those customers are switched to a dual bill arrangement whereby IDT Energy is responsible to bill and collect the commodity portion of the customers’ invoices. Once we invoice these customers under a dual bill arrangement, we have bad debt risk associated with that portion of our revenues. Economic conditions, the creditworthiness of our customers in New Jersey and our ability to collect from these customers, among other things, may impact our profitability.

The ESCO business depends on the continuing efforts of our management team and our personnel with strong industry or operational knowledge and our efforts may be severely disrupted if we lose their services.
Our success depends on key members of our management team, the loss of whom could disrupt our business operation. Our business also requires a capable, well-trained workforce to operate effectively. There can be no assurance that we will be able to retain our qualified personnel, the loss of which may adversely affect our business, prospects and financial conditions.

The ESCO business relies on information systems.
We depend on our information systems and related computer hardware as well as on the information systems of third parties. Failure of our systems or of third party systems could result in suspension of our ESCO license and would cause a negative impact on our results of operations, financial condition, cash flow and reputation with our customers and/or regulators.

Risks Related to Genie Oil and Gas

We have no current production of oil and gas and we may never have any.
We do not have any current production of oil and gas. We cannot assure you that we will produce or market shale oil or gas at all or in commercially profitable quantities. Our ability to produce and market oil and gas may depend upon our ability to develop and operate our planned projects and facilities, which may be affected by events or conditions that impact the advancement, operation, cost or results of such projects or facilities, including:

▪	Energy commodity prices relative to production costs;
▪	The occurrence of unforeseen technical difficulties;
▪	The outcome of negotiations with potential partners, governmental agencies, regulatory bodies, suppliers, customers or others;
▪	Changes to existing legislation or regulation governing our current or planned operations;
▪	Our ability to obtain all the necessary permits to operate our facilities;
▪	Changes in operating conditions and costs, including costs of third-party equipment or services such as drilling and processing and access to power sources; and
▪	Security concerns or acts of terrorism that threaten or disrupt the safe operation of company facilities.

In-situ technology for the extraction of oil and gas from oil shale is in its early stages of development and has not been deployed commercially at large scale. AMSO, LLC and IEI may not be able to develop environmentally acceptable and economically viable technology in connection therewith.
Our strategy is predicated on the production and extraction of unconventional resources, defined as any resource other than the traditional oil well. Our initial activity is in the in-situ production of oil and gas from oil shale which is typically more costly and is less established technically than traditional oil and gas production and therefore incurs a higher degree of technology risk. The greater cost increases the risk that we will not be profitable given commodity price fluctuations, assuming we enter into commercial production.

Operating hazards and uninsured risks with respect to the oil and gas operations may have material adverse effects on our operations.
Our research, exploration and, if successful, development and production operations are subject to risks similar to those normally incident to the exploration for and the development and production of oil and gas, including blowouts, subsidence, uncontrollable flows of oil, gas or well fluids, fires, pollution and other environmental and operating risks. These hazards could result in substantial losses due to injury or loss of life, severe damage to or destruction of property and equipment, pollution and other environmental damage and suspension of operations. While as a matter of practice we have insurance against some or all of these risks, such insurance may not cover the particular hazard and may not be sufficient to cover all losses. The occurrence of a significant event adversely affecting any of our operations could have a material adverse effect on us, could materially affect our continued operations and could expose us to material liability.

Genie Oil and Gas’ dependence on contractors, equipment and professional services that have limited availability could result in increased costs and possibly material delays in their respective work schedules.
Due to the lack of available technical resources with in-situ hydrocarbon production experience, the costs for our operations may be more expensive than planned or there could be delays in our operating plans. We are also more likely to incur delays in our drilling and operating schedule and we may not be able to meet our required work schedule. Similarly, some of the professional personnel we need for our planned operations are not available in Israel or are not available on short notice for work in Israel, and, therefore, we may need to use overseas contractors for various projects. Any or all of the factors specified above may result in increased costs and delays in our work schedule.

Genie Oil and Gas will require substantial funds and will need to raise additional capital in the future.
We will need substantial funds to fully execute our research and development activities, and, if those activities are successful we will need additional substantial funds to commence our anticipated commercial operations, if any. Failure to secure adequate funding could adversely affect our ability to advance our strategic plans as currently contemplated and require us to delay, scale back, or shut down our operations.

In January 2011, TOTAL S.A., or Total, completed funding of its committed capital contributions to AMSO, LLC, and, accordingly, Total has the option to terminate its obligations to make additional capital contributions and withdraw as a member of AMSO, LLC. If Total exercises this option and terminates its future funding, we will need to find other sources of funding or otherwise risk shutting down AMSO, LLC’s operations.

Genie Oil and Gas’ success depends on the continuing efforts of key personnel and certain strategic partners, and our efforts may be severely disrupted if we lose their services.
Our future success depends, to a significant extent, on our ability to attract and retain qualified technical personnel particularly those with expertise in the oil and gas industry and with in-situ hydrocarbon projects. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain our qualified technical personnel. Specifically, we heavily rely on the services of the members of the management and technical teams at AMSO, LLC and IEI, including Harold Vinegar, PhD at IEI and Alan Burnham, PhD at AMSO, LLC, for their technical expertise, assistance in the development of our intellectual property and guidance on building out a pilot/commercial facility for potential commercial production. In addition, AMSO, LLC is dependent on Total (as discussed more fully below in the Business section) for technical expertise, financial support and guidance.

The unexpected loss of the services of one or more of these people and/or the technical expertise and support of certain partners, and the ability to find suitable replacements within a reasonable period of time thereafter, could have a material adverse effect on our operations.

There are uncertainties associated with AMSO, LLC’s lease and IEI’s license.
AMSO, LLC’s lease for research, development and demonstration, or RD&D Lease, runs for a 10-year period expiring at the end of 2016, with a possible extension of up to five years upon demonstration that a process leading up to the production of commercial quantities of shale oil is diligently being pursued. The terms of the RD&D Lease do not guarantee that the U.S. Bureau of Land Management, or BLM, will grant a commercial lease. Further, there is significant environmental opposition to the commercial production of shale oil. Under current regulation, there are numerous conditions and requirements, the evaluation of which is subject to considerable discretion by the BLM, that AMSO, LLC will have to satisfy in order to convert its RD&D Lease into a commercial lease prior to the expiration of the RD&D Lease term. These conditions, which are more fully discussed in the Business section below, require AMSO, LLC to demonstrate, among other things, an economically viable commercial production process which will likely depend upon the prices of competing products, including conventional oil. There can be no assurance that AMSO, LLC will satisfy all of these conditions and requirements. Additionally, there have been proposed changes to the regulations governing commercial leases such as the lease into which AMSO, LLC intends to convert its RD&D Lease. The BLM recently announced their intention to issue new commercial oil shale regulations, which could affect the commercial royalty rates and the conversion criteria. Although the conversion terms of AMSO, LLC’s RD&D Lease provide for applicability of the existing regulatory scheme, we cannot assure you that we will not be subjected to more restrictive or less favorable regulations.

IEI holds an exclusive Shale Oil Exploration and Production License that expires in July 2012. The initial term of the license was for three years until July 2011. The license was extended for an additional year, and it may be further extended in one year increments until July 2015 (the maximum term of a license under Israeli Law is seven years). Although the license may be further extended and IEI may also apply for a new license, there is no guarantee the license will be extended, that a new license would be granted or that the license will not be successfully challenged by environmental or other opposition groups. IEI’s project may be delayed or even suspended if IEI loses its license as a result of the legal proceedings filed by the Israel Union for Environmental Defense (see Legal Proceedings elsewhere in this Information Statement). In addition, the license is subject to certain conditions and milestones and the failure to reach those milestones may result in the termination, revocation, suspension or limitation of the license.

Genie Oil and Gas is subject to regulatory, legal and political risks that may limit its operations.
Our operations and potential earnings may be affected from time to time in varying degree by regulatory, legal and political factors including laws and regulations related to environmental or energy security matters, including those addressing alternative and renewable energy sources and the risks of global climate change. Such laws and regulations continue to increase in both number and complexity and affect our operations with respect to, among other things:

▪	The discharge of pollutants into the environment;
▪	The handling, use, storage, transportation, disposal and cleanup of hazardous materials and hazardous and nonhazardous wastes;
▪	The dismantlement, abandonment and restoration of our properties and facilities at the end of their useful lives;
▪	Restrictions on exploration and production;
▪	Loss of petroleum rights including key leases, licenses or permits;
▪	Tax or royalty increases, including retroactive claims;
▪	Intellectual property challenges that would limit our ability to use our planned in-situ production technologies; and
▪	Political instability, war or other conflicts in areas where we operate.

For example, in March 2011, the Israeli Parliament passed a new bill materially increasing the overall taxes, royalties and other fees due to the Israeli government from revenues derived by oil and natural gas producers. The Israeli Income Tax Ordinance was revised accordingly and the amount payable to the government from revenues derived by oil and natural gas producers increased from a maximum of 32% to 52%. This tax will only be imposed once a project has passed certain milestones set forth in the ordinance (when the profits derived from a certain field have reached 150% of the original investment in that field).

AMSO, LLC’s RD&D Lease is subject to other third party lease interests.
There are other mineral leases which are collocated with AMSO, LLC’s lease interests, including the territory designated for AMSO LLC’s commercial lease conversion. While some of these other leases are subject to special oil shale stipulations requiring the leaseholders to minimize potential impacts and prevent interference with oil shale development, others are not. Although AMSO, LLC works to coordinate drilling plans and operations with these collocated leaseholders to preserve the integrity of its resource and operations, we cannot guaranty that these collocated leases will not interfere with AMSO LLC’s operations.

Regulation of greenhouse gas emissions could increase Genie Oil and Gas’ operational costs, cause delays and/or restrict our operations.
The production and processing of oil shale will result in some emission of greenhouse gases. International agreements and national or regional legislation and regulatory measures to limit greenhouse emissions are currently in various phases of discussion or implementation. The Kyoto Protocol and other actual or pending federal, state and local regulations, envision a reduction of greenhouse gas emissions through market-based trading schemes. As a result of these and other potential environmental regulations, if our research and development activities are successful and we eventually begin commercial production, we can expect to incur additional capital, compliance, operating, maintenance and remediation costs. To the extent these costs are not ultimately reflected in the price of the products we sell, our operating results will be adversely affected.

The oil and gas industry is subject to the general inherent industry and economic risks.
The oil and gas business is fundamentally a commodity business. This means that potential future commercial operations and earnings may be significantly affected by changes in oil and gas prices and by changes in margins on gasoline, natural gas and other refined products.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to lose significant rights and pay significant damage awards.
Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to our technology involve complex scientific, legal and factual questions and analysis. It is therefore difficult to accurately predict whether or not a third party will assert that we are infringing on its intellectual property or whether it would prevail. Although we are not currently aware of any infringement or of any parties pursuing or intending to pursue infringement claims against us, we cannot assure you that we will not be subject to such claims in the future. Also, in many jurisdictions, patent applications remain confidential and are not published for some period after filing. Thus, we may be unaware of other parties’ pending patent applications that relate to our processes. While at present we are unaware of competing patent applications, such applications could potentially surface.

The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, to redesign our products, or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies.

Risks Relating to the Spin-Off

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from IDT.
As a stand-alone, independent public company, we believe that our business will benefit from, among other things, allowing our management to design and implement corporate strategies and policies that are based primarily on the characteristics of our energy businesses, to focus our financial resources wholly on our own operations and to implement and maintain a capital structure designed to meet our own specific needs. However, we may not be able to achieve some or all of the benefits expected as a result of the spin-off.

Additionally, by separating from IDT, there is a risk that we may be more susceptible to industry and stock market fluctuations and other adverse events than we would have been were we still a part of IDT due to a reduction in business diversification.

Prior to the spin-off, we have been able to take advantage of IDT’s size and purchasing power in procuring certain goods, technology and services, including insurance, human resources and employee benefits administration, finance, accounting, tax and legal. As a separate, stand-alone entity, we may be unable to obtain access to financial and other resources on terms as favorable as those available to us prior to the separation. Furthermore, as a stand-alone company, we will not be able to enjoy certain benefits from IDT’s operating diversity, borrowing leverage and available capital for investments.

If the spin-off were to fail to qualify as a tax-free spin-off under Section 355 of the Code, IDT and/or our stockholders, might be subject to significant tax liability.
Despite receipt of the IRS Ruling, if the spin-off fails to qualify for tax-free treatment, IDT would be treated as if it had sold our common stock for its fair market value, resulting in a taxable gain to the extent of the excess of such fair market value over its tax basis in our stock. In general, our initial public stockholders would be treated as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. For additional information, see “Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 15.

Our operations may depend on the availability of additional financing and after the spin-off we will not be able to obtain financing from IDT.
Following the spin-off, we expect to have sufficient liquidity to support the short to medium term development of our business. In the future, however, we may require additional financing for capital requirements and growth initiatives. After the spin-off, IDT will not provide funds to us. Accordingly, we will depend on our ability to generate cash flows from operations and to borrow funds and issue securities in us or our subsidiaries in the capital markets or to strategic investors to maintain and expand our business and operations. We may need to incur debt or issue equity on terms and at interest rates that may not be as favorable as those historically enjoyed by IDT. If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund our business, successfully promote and expand our business, develop or enhance our technologies, products and services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business prospects, financial condition and results of operations.

Our historical and pro forma financial information may not be indicative of our future results as an independent company.
The historical and pro forma financial information we have included in this Information Statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or be indicative of what our results of operations, financial position and cash flows may be in the future when we are an independent company. We have made pro forma adjustments based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our pro forma financial information included in this Information Statement. However, our assumptions may not prove to be accurate. In addition, the service agreements between IDT and us will include additional services to be provided, on an interim basis, as a separate publicly-traded company. Charges for these additional services were not included in our historical consolidated financial statements or in our pro forma adjustments since they were not applicable for periods that we were not a separate public company. We estimate that the additional costs (including for services to be provided by IDT and others) related to being a publicly-traded company and being separated from IDT, will be between $3.5 million and $5.0 million annually.   Several of the costs included in this estimated range are preliminary, subject to negotiation, and may vary from our assumptions when finalized. Our pro forma information should not be assumed to be indicative of what our results of operations, cash flows or financial condition actually would have been as a stand-alone public company or to be a reliable indicator of what our results of operations, cash flows and financial condition actually may be in the future.

Risk Factors Generally Relating to Us and Our Common Stock

We have limited resources and could find it difficult to raise additional capital.
As a result of the spin-off, IDT Energy and Genie Oil and Gas will be newly independent from IDT.  We have no operating history as an independent company and limited sources of financing, as described below in “Business—Genie Oil and Gas.” There can be no assurance that we will be able to obtain the necessary funding on commercially reasonable terms in a timely fashion. Failure to receive the funding could have a material adverse effect on our business, prospects, and financial condition.

There may not be an active trading market for shares of our Class B common stock and stockholders may find it difficult to transfer our securities.
Prior to the spin-off, there was no public trading market for shares of our common stock. Our Class B common stock has been approved for listing on the NYSE under the symbol “GNE”, subject to our being in compliance with applicable NYSE listing standards, including as to minimum bid price during the when-issued trading period, and began trading on a when-issued basis on October 26, 2011. We expect to satisfy all the requirements for that continued listing.  However, we cannot predict the extent to which investor interest in us will lead to the development of an active trading market in our common stock or how liquid such a market might become. It is possible that, even if our Class B common stock is listed on the NYSE, an active trading market will not develop or continue, and there can be no assurance as to the price at which our Class B common stock will trade. The initial share price of our Class B common stock may not be indicative of prices that will prevail in any future trading market.

In addition, because of the significant changes that will take place as a result of the spin-off, the trading market for our Class B common stock and IDT’s Class B common stock after the spin-off may be significantly different from that for IDT’s Class B common stock prior to the spin-off.

We cannot predict the price range or volatility of our Class B common stock after it is listed, and sales of a substantial number of shares of our Class B common stock may adversely affect the market price of our Class B common stock.

Investors may suffer dilution.
In the future, we may engage in equity financing to fund our future capital expenditures, operations and growth.  If we raise additional funds by issuing equity or equity-linked securities, stockholders may experience significant dilution of their ownership interest (both with respect to the percentage of total securities held, and with respect to the book value of their securities) and such securities may have rights senior to those of the holders of our common stock.

We are controlled by our principal stockholder, which limits the ability of other stockholders to affect the management of the Company.
Howard S. Jonas, our Chairman of the Board, will, following the spin-off, have voting power over 5,370,210 shares of our common stock (which includes 1,574,326 shares of our Class A common stock and 3,795,884 shares of our Class B common stock and representing approximately 74.4% of the combined voting power of our outstanding capital stock, as of October 26, 2011. Mr. Jonas will be able to control matters requiring approval by our stockholders, including the approval of significant corporate matters, such as any merger, consolidation or sale of all or substantially all of our assets. As a result, the ability of any of our other stockholders to influence our management will be limited.

 We intend to exercise our option for the “controlled company” exemption under NYSE rules with respect to our Nominating Committee.
Following the spin-off, we will be a “controlled company” as defined in section 303A of the NYSE Listed Company Manual because more than 50% of the combined voting power of all of our outstanding capital will be beneficially owned by Howard S. Jonas, our Chairman of the Board. As a “controlled company,” we will be exempt from certain NYSE listing standards requiring a board of directors with a majority of independent members, a compensation committee composed entirely of independent directors and a nominating committee composed entirely of independent directors. These independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. We intend to apply this “controlled company” exemption for our corporate governance practices only with respect to (i) the independence requirements of our Nominating Committee and (ii) not having a single Nominating/Corporate Governance Committee. Accordingly, with respect to our Nominating Committee and, if we choose to apply the controlled company exemption to them, for the other independence requirements as well, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Information Statement and other materials filed or to be filed by us and IDT, as well as information in oral statements or other written statements made or to be made by us and IDT, contain statements, including in this document under the captions “Executive Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “foresees” or the negative version of those words or other comparable words and phrases. Any forward-looking statements contained in this Information Statement are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved.

We believe that the factors that could cause our actual results to differ materially include but are not limited to the factors we describe in this Information Statement, including under “Risk Factors,” “The Spin-Off” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

▪	Changes in demand for our products and services;
▪	Commodity price fluctuations
▪	Weather conditions and natural disasters;
▪	Regulatory changes including changes to environmental regulations;
▪	Research and development difficulties and/or delays;
▪	Difficulty in developing, preserving and protecting our intellectual property;
▪	Loss of key management and technical personnel;
▪	Availability and access to financial and other resources;
▪	Changes to tax and royalty structures
▪	Acts of terrorism or war;
▪	Competition and innovation in our industries;
▪	Our ability to develop and introduce new or enhanced products and services;
▪	Our ability to protect our information systems;
▪	Adequacy of our internal controls;
▪	Our ability to comply with laws governing our operations and industry;
▪	Increases in tax liabilities;
▪	Difficulty in implementing our business strategies;
▪	Failure of the spin-off to qualify as a tax-free transaction; and
▪	Labor force stoppages.

These factors should not be construed as all inclusive and should be read in conjunction with the other cautionary statements that are included in this Information Statement. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this Information Statement are made only as of the date of this Information Statement, and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

THE SPIN-OFF

After a thorough strategic review of IDT’s business portfolio, IDT determined that separating our energy businesses from its other operations would allow us to be in a better position to thrive under our own management and allow us to create more long-term value individually than through the combined entity. In addition, by separating from the remaining IDT businesses, we would avoid the risks associated with those businesses and provide investors with a company solely focused on the energy industry.

The transaction is intended to be in the form of a tax-free distribution to IDT’s stockholders. To that end, IDT received the IRS Ruling substantially to the effect that, for U.S. federal income tax purposes, the distribution of shares of our Class B common stock will qualify as tax-free under Section 355 of the Code.  In addition to obtaining the IRS Ruling, IDT expects to receive an opinion from PwC confirming the tax-free status of the spin-off for U.S. federal income tax purposes, including confirming the satisfaction of the requirements under Section 355 of the Code not specifically addressed in the IRS Ruling. IDT’s Board of Directors will establish record and payment dates for the spin-off shortly before the completion of the distribution. You should consult your own tax advisor concerning the tax impact of the spin-off on you.

Reasons for the Spin-Off

The spin-off will separate our businesses from the remainder of IDT’s operations and holdings that have different growth and industry characteristics.  We, along with IDT’s management and Board of Directors, believe that the operational and growth prospects of our businesses may best be realized by a separation from those that will remain with IDT based on several factors including industry characteristics and growth prospects of our ESCO and unconventional energy businesses. We and IDT believe that separating the two groups of operating units will allow our management and IDT’s management to design and implement corporate strategies and policies that are based primarily on the business characteristics of the industry in which we or IDT operate, maintain a sharper focus on core business and growth opportunities, and concentrate our and IDT’s financial resources wholly on our respective operations. Moreover, our separation from IDT will make IDT a more easily understood company and provide investors with greater transparency regarding the future prospects and value of our business units. Investors will have the ability to independently value our company, a high-growth energy company, in contrast to IDT’s more mature business. Accordingly, we believe the spin-off will build long-term stockholder value.

Other Benefits of the Spin-Off

The Board of Directors of IDT considered the following potential benefits in making the determination to effect the spin-off:

▪
Increase transparency and clarity into the different businesses. IDT’s telecom and energy businesses are fundamentally different.  They are at different stages of development, with different growth characteristics and capital requirements. Thus, the investment community, stockholders and investors will be better able to evaluate the merits and future prospects of each company. This will allow potential investors to invest in industry-focused investment vehicles, thus enhancing the likelihood that each company will receive an appropriate market valuation.

▪	Both companies will likely receive coverage from industry-specialized equity analysts as they will be able to focus on the different industries of each company.
▪	Investors will be able to choose whether they want to invest in a company with a more predictable cash flow or in a company that will have higher risk but potentially higher return.
▪
As an independent, energy focused company, Genie should have improved access to the capital markets to fund the development of our businesses, especially Genie Oil and Gas, which is expected to require substantial ongoing capital needs as it develops its technology and transitions into commercial production.

▪
Reduce internal competition for capital. Instead of having limited access to resources, we will now be able to invest any excess cash flow exclusively into the growth initiatives of our energy businesses. In addition, we will have direct access to the public capital markets to allow us to seek to finance our operations and growth without having to compete with IDT’s other businesses with respect to financing. As an independent entity, we will be in a position to pursue strategies our Board of Directors and management believe will create long-term stockholder value, including organic and acquisition growth opportunities, provided we continue to have access to capital.

▪	Provide both companies heightened strategic flexibility to form strategic business alliances in their target markets, unencumbered by considerations of the potential impact on the other business.
▪	Allow us to effect future strategic transactions utilizing our common stock for all or part of the consideration and to issue a security more directly tied to the performance of our business.
▪
Create our common equity shares, including options and restricted shares, in order to provide the appropriate incentive mechanisms to motivate and reward our management and employees. Assuming we are able to list our common stock and an active trading market develops, we will be able to develop and implement more appropriate incentive programs to attract and retain key employees through the use of stock-based and performance-based incentive plans that more directly link their compensation with our financial performance. These programs will be designed to more directly reward employees based on our performance.

▪	Allow each separated company to recruit and retain employees pursuant to compensation policies which are appropriate for their respective lines of business.
▪
The telecom business is a more stable and mature business with modest growth and limited capital needs going forward and expects to pay dividends after the spin-off, while the Genie Oil and Gas businesses are very capital intensive, and have  huge growth potential in our oil shale projects.  Accordingly, we do not plan on paying dividends in the foreseeable future.

Neither we nor IDT can assure you that, following the spin-off, any of these benefits will be realized to the extent anticipated or at all. For a description of the factors that might impact our ability to achieve these benefits, see “Risk Factors.”

IDT’s Board of Directors also considered a number of other factors in evaluating the spin-off, including:

▪	The one-time and on-going costs of the spin-off, and having us operate as an independent public company;
▪	Our capital structure;
▪	The possibility that disruptions in normal business may result;
▪	The risk that the combined trading prices of our common stock and IDT common stock after the distribution may be lower than the trading price of IDT common stock before the distribution; and
▪
The fact that Genie will not be eligible to utilize IDT’s net operating loss carryforwards to offset its taxable income for periods following the spin-off and, as a result, will likely have an increased tax burden as compared to the remaining part of IDT’s consolidated tax group.

IDT’s Board of Directors concluded that the potential long-term benefits of the spin-off outweigh these factors, and that separating us from IDT in the form of a tax-free distribution is appropriate and advisable.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off are set forth in the Separation and Distribution Agreement between us and IDT. The spin-off will be effective at 11:59 p.m., New York City time on the distribution date, which will be on or about October 28, 2011. As a result of the spin-off, each IDT stockholder will receive one share of our Class A common stock for every share of IDT Class A common stock and one share of our Class B common stock for every share of IDT Class B common stock held as of the record date.

In order to be entitled to receive shares of our common stock in the spin-off, IDT stockholders must be stockholders as of the record date. The distribution of unrestricted shares of our Class B common stock will be paid in book-entry form and physical stock certificates will be issued only to holders of our Class A common stock and, upon request, to holders of our Class B common stock. Each share of our Class A common stock and Class B common stock that is distributed will be validly issued, fully paid and non-assessable and free of preemptive rights. See “Description of Our Capital Stock” beginning on page 56.

IDT stockholders will not be required to pay for shares of our Class A common stock and Class B common stock received in the spin-off or to surrender or exchange shares of IDT Class A common stock and/or Class B common stock in order to receive our common stock or to take any other action in connection with the spin-off. No vote of IDT stockholders is required or sought in connection with the spin-off, and IDT stockholders will have no appraisal rights in connection with the spin-off.

If any stockholder of IDT on the record date sells shares of IDT common stock after the record date but on or before the spin-off date, the buyer of those shares, and not the seller, will become entitled to receive the shares of our common stock issuable in respect of the shares sold. See “Trading Between the Record Date and Spin-Off Date” below for more information.

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, we expect that there will be two markets in IDT Class B common stock: a “regular-way” market and an “ex-distribution” market. Shares of IDT Class B common stock that trade on the regular-way market will trade with an entitlement to receive shares of Genie Class B common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of Genie Class B common stock distributed pursuant to the distribution. Therefore, if you sell shares of IDT Class B common stock in the “regular-way” market after the close of business on the record date and up to and including through the distribution date, you will be selling your right to receive shares of Genie Class B common stock in the distribution. If you own shares of IDT Class B common stock at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including through the distribution date, you will still receive the shares of Genie Class B common stock that you would be entitled to receive pursuant to your ownership of the shares of IDT Class B common stock.

Our Class B common stock has been approved for listing on the NYSE under the symbol “GNE”, subject to our being in compliance with applicable NYSE listing standards, including as to minimum bid price during the when-issued trading period, and began trading on a when-issued basis on October 26, 2011. We expect to satisfy all the requirements for that continued listing. Therefore, continuing up to and including through the distribution date, there will be a “when-issued” market in our Class B common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Genie Class B common stock that will be distributed to IDT stockholders on the distribution date. If you owned shares of IDT Class B common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Genie Class B common stock, without trading the shares of IDT Class B common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to Genie Class B common stock will end and “regular-way” trading will begin.

Results of the Spin-Off

After the spin-off, we will be a separately traded public company. Immediately following the spin-off, we expect to have approximately 6 record holders of our Class A common stock and 108 record holders of shares of our Class B common stock based on the number of beneficial and record holders, respectively, of shares of IDT Class B common stock and Class A common stock on October 21, 2011 and the number of beneficial and record holders, respectively, of shares of Genie common stock held by minority stockholders prior to the spin-off.

The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of IDT options between the date the Board of Directors of IDT declares the distribution for the spin-off and the record date for the spin-off.

We and IDT are parties to a number of agreements that govern the spin-off and the future relationship between the two companies. For a more detailed description of these agreements, please see “Our Relationship with IDT after the Spin-Off and Related Person Transactions” beginning on page 53.

Treatment of Stock Options in the Spin-Off

As of October 25, 2011, there were outstanding options to purchase approximately 478,000 shares of IDT Class B common stock, with various exercise prices and expiration dates.  The exercise prices of all of such options were above the market price for IDT’s Class B common stock on such date.  In the spin-off, the exercise price of each outstanding option to purchase IDT Class B common stock will be proportionately reduced based on the trading price of IDT following the spin-off. Further, each option holder will share ratably in a pool of options to purchase 50,000 shares of Genie Class B common stock, meaning that each option holder will receive an option to purchase one tenth of a share of our Class B common stock for each IDT option held as of the spin-off.  The exercise price for all of the Genie options will be equal to the market value and the expiration date of each option will be the expiration of the IDT option held by such option holder.  The Genie options will be issued within 30 days following the spin-off and the exercise price will be the closing price of the Genie Class B common stock on the date of grant.

Interest of Genie’s Officers and Directors

The interest of our officers and Board of Directors in the spin-off is reflected in their stock ownership as set forth in the Security Ownership of Certain Beneficial Owners and Management on page 52 as certain of them will be receiving shares of our common stock as a result of the distribution.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of the material U.S. federal income tax consequences to IDT, the holders of IDT Class A common stock and Class B common stock, us and the holders of our common stock after the spin-off as of the date hereof. This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as stockholders subject to the alternative minimum tax, tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and beneficiaries thereof, stockholders who acquire shares as compensation for services (including holders of IDT restricted stock who did not make a Section 83(b) election), banks, insurance companies, other financial institutions, traders in securities that use mark-to-market accounting, and dealers in securities or commodities. In addition, this summary does not address any state, local or foreign tax consequences. This summary is based upon provisions of the Code, Treasury Regulations promulgated thereunder, pertinent judicial authorities, rulings of the Internal Revenue Service and such other relevant authorities, in effect on the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is limited to holders of shares of IDT common stock that are U.S. Holders, as defined immediately below. A U.S. Holder is a beneficial owner of IDT common stock that is, for U.S. federal income tax purposes:

•   an individual who is a citizen or a resident of the United States;

•   a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•   an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•   a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary does not address the U.S. federal income tax consequences to IDT stockholders who do not hold shares of IDT common stock as a capital asset. Moreover, this summary does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of IDT common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the distribution.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION.

THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR

IDT has received a private letter ruling from the IRS substantially to the effect that, for U.S. federal income tax purposes, the spin-off will qualify as tax-free under Section 355 of the Code.  In addition to obtaining the IRS Ruling, IDT expects to receive an opinion from PwC confirming the tax-free status of the spin-off for U.S. federal income tax purposes, including confirming the satisfaction of the requirements under Section 355 of the Code not specifically addressed in the IRS Ruling.

Although the IRS Ruling is generally binding on the IRS, it is based on certain facts and assumptions, and certain representations and undertakings, from us and IDT that certain conditions that are necessary to obtain tax-free treatment under the Code have been satisfied, and any inaccuracy in such representations could invalidate the ruling. Furthermore, the IRS did not rule on whether a distribution satisfies certain requirements discussed below necessary to obtain tax-free treatment under the Code.

The opinion that IDT expects to receive from PwC will provide that the spin-off (i) should satisfy the business purpose requirement of the Code relating to spinoffs (ii) should not be viewed as being used principally as a device for the distribution of earnings and profits of the distributing corporation or the controlled corporation or both, and (iii) should not be viewed as part of a plan (or series of related transactions) pursuant to which one or more persons will acquire directly or indirectly stock representing a 50 percent or greater interest in the distributing corporation or controlled corporation within the meaning of the relevant section of the Code. The opinion will be based on certain facts and assumptions, and certain representations and undertakings, from us and IDT. An opinion represents our advisor’s best legal judgment and is not binding on the IRS or any court. The opinion will be issued to IDT, is intended solely for the use and benefit of IDT, and may not be relied on by any person other than IDT. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions or undertakings described or made in connection with the ruling or the opinion are not correct, are incomplete or have been violated, the IRS Ruling could be revoked retroactively or modified by the IRS, and our and IDT’s ability to rely on the opinion of counsel could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

As the distribution qualifies under Section 355 of the Code, for U.S. federal income tax purposes:

 •   no gain or loss will be recognized by IDT or us as a result of the distribution;

 •   no gain or loss will be recognized by, or be includible in the income of, a holder of IDT common stock, solely as a result of the receipt of our common stock in the distribution;

 •   the aggregate tax basis of the shares of IDT common stock and our common stock in the hands of IDT stockholders immediately after the distribution will be the same as the aggregate tax basis of the shares of IDT common stock held by the holder immediately before the distribution, allocated between the shares of IDT common stock and our common stock in proportion to their relative fair market values immediately following the distribution; and

 •   the holding period with respect to our common stock received by IDT stockholders will include the holding period of their shares of IDT common stock, provided that such shares of IDT common stock are held as a capital asset immediately following the distribution.

If, notwithstanding the conclusions included in the private letter ruling and expected to be included in the opinion, it is ultimately determined that the distribution does not qualify as tax-free for U.S. federal income tax purposes, then IDT would recognize gain in an amount equal to the excess of the fair market value of our common stock distributed to IDT stockholders over IDT's tax basis in such shares.

In addition, if the distribution were not to qualify as tax-free for U.S. federal income tax purposes, each IDT stockholder that is subject to U.S. federal income tax and who receives our common stock in the distribution could be treated as receiving a distribution in an amount equal to the fair market value of our common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of IDT's current and accumulated earnings and profits and then treated as a non-taxable return of capital to the extent of the stockholder’s basis in the IDT stock and finally as capital gain from the sale or exchange of IDT stock.

Even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate level taxable gain to IDT under Section 355(e) of the Code if 50% or more, by vote or value, of our stock or IDT's stock is acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of IDT's stock within two years before the distribution, and any acquisitions or issuances of our stock or IDT's stock within two years after the distribution are generally presumed to be part of such a plan, although we or IDT may be able to rebut that presumption. We are not aware of any acquisitions or issuances of IDT’s stock within the two years before the distribution that would be considered to occur as part of a plan or series of related transactions that includes the distribution. If an acquisition or issuance of our stock or IDT's stock triggers the application of Section 355(e) of the Code, IDT would recognize taxable gain as described above and such gain would be subject to U.S. federal income tax.

A merger, recapitalization or acquisition, or issuance or redemption of our common stock after the spin-off, in some circumstances, could be counted toward the 50% change of ownership threshold. As a result, we may be unable to engage in strategic or capital raising transactions that stockholders might consider favorable, or to structure potential transactions in the manner most favorable to us.

If you are a “significant distributee” with respect to the spin-off, you are required to attach a statement to your federal income tax return for the year in which the spin-off occurs setting forth our name and IRS employer identification number, IDT’s name and IRS employer identification number, the date of the spin-off, and the fair market value of the shares of our common stock that you receive in the spin-off. Upon request, IDT will provide the information necessary to comply with this reporting requirement to each stockholder of record as of the record date. You are a “significant distributee” with respect to the spin-off if you own at least 5% of the outstanding shares of IDT common stock immediately before the spin-off. You should consult your own tax advisor concerning the application of this reporting requirement in light of your particular circumstances.

Certain State Income Tax Matters

The above discussion does not address any tax consequences of the spin-off other than the material U.S. federal income tax consequences set forth above.  IDT stockholders are encouraged to consult their tax advisor concerning all possible state income tax consequences of the spin-off.

Listing and Trading of Our Class B Common Stock

There is currently no public market for our common stock. Our Class B common stock has been approved for listing on the NYSE under the symbol “GNE”, subject to our being in compliance with applicable NYSE listing standards, including as to minimum bid price during the when-issued trading period, and we expect to satisfy all the requirements for that continued listing.

Trading of our Class B common stock commenced on a when-issued basis on October 26, 2011. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On October 31, 2011, the first trading day following the distribution date, when-issued trading with respect to our Class B common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction.

We cannot predict what the trading price for our Class B common stock will be before or after the distribution date.  We also cannot predict any change that may occur in the trading price of IDT Class B common stock as a result of the spin-off. Until our Class B common stock is fully distributed and an orderly market develops, the prices at which it trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. See “Risk Factors--Risk Factors Generally Relating to Us and Our Common Stock.”

The shares of our Class B common stock distributed to IDT stockholders will be freely transferable except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act of 1933, as amended (the “Securities Act”). Persons that may be considered affiliates of us after the spin-off generally include individuals or entities that control, are controlled by or are under common control with us. This may include some or all of our officers and directors as well as our principal stockholders. Persons that are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Following the spin-off, the number of shares of each of our Class A common stock and Class B common stock, other than Class B common stock that will be freely transferable, that could be sold pursuant to Securities Act Rule 144 or that we have agreed to register under the Securities Act for sale by resale is 1,574,326 and 4,426,451, respectively.

We do not intend to list or quote our Class A common stock on any exchange or trading system.

Spin-off Conditions and Termination

We expect that the spin-off will be effective on the distribution date, provided that:

▪
Our registration statement on Form 10, of which this Information Statement is a part, shall have become effective under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and no stop order relating to the registration statement is in effect;

▪
No action, proceeding or investigation shall have been instituted or threatened before any court or administrative body to restrain, enjoin or otherwise prevent the consummation of the spin-off, and no restraining order or injunction issued by any court of competent jurisdiction shall be in effect restraining the consummation of the spin-off; and

▪
IDT shall have received an opinion from PwC as to the satisfaction of certain required qualifying conditions for the application of Section 355 of the Code to the spin-off upon which the IRS will not rule.

The fulfillment of the foregoing conditions will not create any obligation on IDT’s part to affect the spin-off, and the Board of Directors of IDT has reserved the right to amend, modify or abandon the spin-off and the related transactions at any time prior to the distribution date. The Board of Directors of IDT may also waive any of these conditions.

In addition, IDT has the right not to complete the spin-off and related transactions if, at any time, IDT’s Board of Directors determines, in its sole discretion, that the distribution is not in the best interests of IDT and its stockholders or that business conditions are such that it is not advisable to spin-off our businesses.

Reason for Furnishing this Information Statement

This Information Statement is being furnished by IDT solely to provide information to IDT stockholders who will receive shares of our common stock in the spin-off. It is not and is not to be construed as an inducement or encouragement to buy or sell any securities. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither we nor IDT undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

Genie was formed in January 2011 and has never paid cash dividends. Genie does not anticipate paying dividends on its common stock in the foreseeable future. Genie’s current intent is to retain earnings, if any, to finance the working capital needs and potential expansion of Genie’s ESCO business, as well as the development of Genie’s unconventional energy businesses. The payment of dividends in the future will be at the sole discretion of Genie’s Board of Directors and will depend on, among other things, Genie’s results of operations, financial condition, capital expenditures and other cash obligations.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The unaudited pro forma consolidated financial data reported below consists of an unaudited pro forma consolidated balance sheet as of July 31, 2011 and unaudited pro forma consolidated statement of operations for the year then ended. The unaudited pro forma consolidated financial data reported below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements as of July 31, 2011 and 2010 and for each of the fiscal years in the three year period ended July 31, 2011 and the notes thereto, all of which are included elsewhere in this Information Statement. Our unaudited pro forma consolidated financial data was prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position and results of operations for these periods.

The pro forma balance sheet adjustments assume that our spin-off from IDT occurred as of July 31, 2011. The pro forma adjustments to the unaudited consolidated statement of operations for the year ended July 31, 2011 assume that the spin-off occurred as of August 1, 2010.

The following unaudited pro forma consolidated financial statements reflect IDT’s transfer to us of all of its assets and liabilities related to Genie, the contribution by IDT prior to the spin-off to Genie of an amount of cash so that Genie held $106 million in cash and the distribution by IDT to its stockholders of approximately 1.6 million shares of our Class A common stock and approximately 21.1 million shares of our Class B common stock.  In the distribution each IDT stockholder will receive one share of Genie Class A common stock for every share of IDT Class A common stock and one share of Genie Class B common stock for every share of IDT Class B common stock held on the record date for the spin-off.

The unaudited pro forma financial statements assume that the charges for the services provided by IDT to us and by us to IDT will be similar to those currently being charged via inter-company billings between us and IDT. Accordingly, the pro forma financial statements assume that future service agreements will not result in a significantly different impact on our results of operations as compared to periods preceding the spin-off.

In addition, the service agreements between IDT and us will include additional services to be provided, on an interim basis, as a separate publicly-traded company. Such services will include assistance with internal audit, our periodic reports required to be filed with the Securities and Exchange Commission, or SEC, as well as maintaining our minutes, books and records of meetings of the Board of Directors and its committees. Charges for these additional services were not included in our historical consolidated financial statements or in our pro forma adjustments since they were not applicable for periods that we were not a separate public company. We estimate that the additional costs (including for services to be provided by IDT and others) related to being a publicly-traded company and being separated from IDT, will be between $3.5 million and $5.0 million annually. Several of the costs included in this estimated range are preliminary, subject to negotiation, and may vary from our assumptions when finalized.

The unaudited pro forma consolidated balance sheet and unaudited statement of operations included in this Information Statement have been derived from our audited consolidated financial statements included elsewhere in this Information Statement and do not purport to represent what our financial position and results of operations or cash flows actually would have been had the spin-off occurred on the date indicated, or to project our financial performance for any future period.

GENIE ENERGY LTD.
PROFORMA CONSOLIDATED BALANCE SHEET
AS OF JULY 31, 2011
(in thousands, except shares)
(unaudited)

	Historical	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$23,876	$82,124	(A)	$106,000
Restricted cash	164			164
Trade accounts receivable, net	26,124			26,124
Due from IDT Corporation	4,266	$(4,266	)(A)	—
Inventory	2,756			2,756
Prepaid expenses	2,157			2,157
Deferred income tax assets—current portion	1,019			1,019
Other current assets	245			245
Total current assets	60,607			138,465
Property and equipment, net	335			335
Goodwill	3,663			3,663
Deferred income tax assets—long-term portion	1,795			1,795
Other assets	1,006			1,006
Total assets	$67,406			$145,264

Liabilities and equity
Current liabilities:
Trade accounts payable	$16,537			$16,537
Accrued expenses	7,474			7,474
Income taxes payable	1,663			1,663
Other current liabilities	91			91
Total current liabilities	25,765			25,765
Other liabilities	60			60
Total liabilities	25,825			25,825
Equity:
Preferred stock, $.01 par value; authorized shares—10,000,000; no shares issued	—			—
Class A common stock, $.01 par value; authorized shares— 35,000,000; 1,574,326 shares issued and outstanding	16	—		16
Class B common stock, $.01 par value; authorized shares— 200,000,000; 21,108,970 shares issued and outstanding	211	—		211
Additional paid-in capital	11,577	77,858	(A)	89,435
Accumulated other comprehensive income	357			357
Retained earnings	35,225			35,225
Total Genie Energy Ltd. stockholders’ equity	47,386			125,244
Noncontrolling interests:
Noncontrolling interests	(4,805)			(4,805)
Receivable for issuance of equity	(1,000)			(1,000)
Total noncontrolling interests	(5,805)			(5,805)
Total equity	41,581			119,439
Total liabilities and equity	$67,406			$145,264

GENIE ENERGY LTD.
PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JULY 31, 2011
(in thousands, except per share data)
(unaudited)

	Historical	Pro Forma Adjustments		Pro Forma

Revenues	$203,561			$203,561
Costs and expenses:
Direct cost of revenues (exclusive of depreciation)	149,714			149,714
Selling, general and administrative	33,768			33,768
Research and development	7,843			7,843
Depreciation	24			24
Total costs and expenses	191,349			191,349
Equity in the net loss of AMSO, LLC	(5,238)			(5,238)
Income from operations	6,974			6,974
Interest expense and financing fees, net	(1,974)			(1,974)
Other expense, net	(610)			(610)
Income before income taxes	4,390			4,390
Provision for income taxes	(6,945)		(B)	(6,945)
Net loss	(2,555)			(2,555)
Net loss attributable to noncontrolling interests	4,185			4,185
Net income attributable to Genie Energy Ltd.	$1,630			$1,630

Earnings per share:
Basic	$0.08			$0.08
Diluted	$0.07			$0.07

Weighted average number of shares used in calculating earnings per share
Basic	20,365		(C)	20,365
Diluted	22,683		(C)	22,683

GENIE ENERGY LTD.
NOTES AND MANAGEMENT’S ASSUMPTIONS
TO THE PROFORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The following is a description of the pro forma adjustments to the consolidated financial statements:

(A)
Reflected as if IDT made a total of a $82.1 million cash contribution to us on July 31, 2011.  In connection with the planned spin-off, we expect that IDT will repay the amount due from IDT and will transfer cash to us prior to the spin-off such that we will have approximately $106 million at the time of the spin-off.

(B)
Our historical financial statements include provisions for federal, state and foreign income taxes on a separate tax return basis for all periods presented. Accordingly, no provision for income taxes is provided as a pro forma adjustment.

(C)	Basic earnings per share excluded 2.3 million shares of Class B common stock which were restricted (non-vested).

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for the each of the fiscal years in the four-year period ended July 31, 2011 has been derived from our Consolidated Financial Statements, which have been audited by Zwick and Banyai, PLLC independent registered public accounting firm. The selected consolidated financial data presented below for fiscal year ended July 31, 2007, is unaudited. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and other financial information appearing elsewhere in this Information Statement.

		Fiscal Year Ended July 31,
(in thousands)	2011	2010	2009	2008	2007
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues	$203,561	$201,358	$264,709	$248,890	$190,751
Net (loss) income	(2,555)	14,081	22,728	(681)	6,233

(in thousands)	July 31, 2011	July 31, 2010	July 31, 2009	July 31, 2008	July 31, 2007
CONSOLIDATED BALANCE SHEET DATA:
Total assets	$67,406	$56,998	$50,932	$73,360	$40,341

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are currently a subsidiary of IDT. We own 99.3% of our subsidiary, GEIC, which owns 100% of IDT Energy and 92% of GOGI. Following the spin-off, our principal businesses, which are currently part of IDT, will consist of:

•	IDT Energy, which operates our energy services company, or ESCO, that resells electricity and natural gas to residential and small business customers in New York, New Jersey and Pennsylvania; and

•
Genie Oil and Gas, which consists of (1) AMSO, which holds and manages a 50% interest in AMSO, LLC, our oil shale initiative in Colorado, and (2) an 89% interest in IEI, our oil shale initiative in Israel.

The spin-off will separate our businesses from the remainder of IDT’s operations and holdings. We, along with IDT’s management, believe that the operational and growth prospects of our businesses may best be realized by a separation from those that will remain with IDT based on several factors. These include industry characteristics and growth prospects of our ESCO and unconventional energy businesses. As a separate company, investors will have the ability to independently value our company, a high-growth energy company, in contrast to IDT’s more mature business.

The minority holders of GEIC include an anticipated member of our board of directors and an entity associated with another individual who was instrumental during the early stages of the development of our oil shale projects. In addition to the 0.7% interest, held by those individuals, Mr. Courter, who serves as the Vice Chairman of our Board of Directors, has an option to exchange 225,130 shares of IDT Class B common stock for shares representing 1% of the outstanding shares as of October 21, 2009 of the common stock of GEIC. Minority holders of GOGI include investors in that business unit affiliated with Michael Steinhardt, Lord Jacob Rothschild and Rupert Murdoch. In addition to the common stock owned, investors affiliated with Mr. Steinhardt and Lord Rothschild hold options and warrants, respectively, to purchase additional equity interests in GOGI at determined valuations. The equity interests in IEI not owned by Genie are held by key employees of that business.

Additionally, equity interests in Genie and certain of its operating subsidiaries will likely be issued to management, employees and other key personnel as more fully described under “Executive Compensation” below.

In the spin-off, holders of options to purchase IDT Class B common stock will receive options to purchase shares of Genie Class B common stock.  As of October 25, 2011, there were outstanding options to purchase approximately 478,000 shares of IDT Class B common stock, with various exercise prices and expiration dates.  The exercise prices of all of such options were above the market price for IDT’s Class B common stock on such date.

IDT Energy

IDT Energy resells electricity and natural gas to residential and small business customers in New York, New Jersey and Pennsylvania. IDT Energy began adding customers in select utility territories in New Jersey and Pennsylvania in the third quarter of fiscal 2010. IDT Energy’s revenues represented 100% of our consolidated revenues in fiscal years 2011, 2010 and 2009.

IDT Energy’s direct cost of revenues consists primarily of gas and electricity purchased for resale. As of June 29, 2009, IDT Energy entered into a Preferred Supplier Agreement with BP pursuant to which BP is IDT Energy’s preferred provider of electricity and natural gas. The agreement allows for purchases of electricity and natural gas for customers in areas where the utilities have purchase of receivable, or POR, programs, and includes a one-time inclusion of existing IDT Energy customers not covered by a POR program. IDT Energy purchases electricity and natural gas from BP and pays an additional financing fee based on volumetric loads in accordance with the agreement. IDT Energy makes a monthly payment for its purchases and the related fees, and any outstanding, unpaid amounts accrue interest until paid. IDT Energy’s obligations to BP are secured by a first security interest in deposits or receivables from utilities in connection with their purchase of customer receivables under the applicable POR program, and in any cash deposits or letters of credit posted in connection with any collateral accounts with BP. The term of the agreement is through June 30, 2014, with an automatic renewal for an additional year unless either party provides written notice to the other party at least six months prior to June 30, 2014 that it will not renew the agreement. IDT Energy’s ability to purchase electricity and natural gas under this agreement is subject to satisfaction of certain conditions including the maintenance of certain covenants.

Prior to entering into the Preferred Supplier Agreement with BP, IDT Energy purchased natural gas from wholesale suppliers and various utility companies, and purchased electricity through the wholesale markets administrated by the NYISO.

IDT Energy does not own electrical power generation, transmission, or distribution facilities, or natural gas production, pipeline or distribution facilities. Instead, IDT Energy has contracts with various pipeline and distribution companies for natural gas pipeline, storage and transportation services, and utilizes the NYISO and PJM for electric transmission and distribution. Our direct cost of revenues includes scheduling costs, independent system operator (ISO) fees, pipeline costs and utility service charges for the purchase of these services.

IDT Energy utilizes forward physical delivery contracts for a portion of its purchases of electricity and natural gas, which are recorded in direct cost of revenues when the related electricity or natural gas is received from suppliers. In addition, IDT Energy enters into put and call options as hedges against unfavorable fluctuations in market prices of electricity and natural gas. The forward contracts and put and call options are recorded at fair value as a current asset or liability and any changes in fair value are recorded in direct cost of revenues. The impact of these contracts and options on direct cost of revenues is relatively small as compared to IDT Energy’s purchases of gas and electricity for resale.

The NYISO and PJM perform real-time load balancing for each of the electrical power grids in which we operate. Similarly, load balancing is performed by the utility or the local distribution company, or LDC, for each of the natural gas markets in which we operate. Load balancing ensures that the amount of electricity and natural gas that we purchase is equal to the amount necessary to service our customers’ demands at any specific point in time. We are charged or credited for balancing the electricity and natural gas purchased and sold for our account by our suppliers and the LDCs. We manage the differences between the actual electricity and natural gas demands of our customers and our bulk or block purchases by buying and selling any shortfall or excess in the spot market, and through monthly cash settlements and/or adjustments to future deliveries in accordance with the load balancing performed by utilities, LDCs, NYISO and PJM.

The electricity and natural gas we sell is generally metered and delivered to our customers by the local utilities. The local utilities also provide billing and collection services for most of our customers on our behalf. The positive difference between the sales price of electricity and natural gas sold to our customers and the sum of the cost of our electricity and natural gas supplies, transmission and ancillary services provides us with a gross profit margin.

Volatility in the electricity and natural gas markets can have an adverse impact on our costs for the purchase of the electricity and natural gas that IDT Energy sells to its customers. We may not always choose to pass along increases in costs to our customers to protect overall customer satisfaction. This would have an adverse impact on our gross margins and results of operations.  Alternatively, volatility in IDT Energy's rates charged to customers related to the cost of the underlying electricity and natural gas can lead to increased customer churn.

IDT Energy’s selling expenses consist primarily of sales commissions paid to independent agents and marketing costs, which are the primary costs associated with the acquisition of customers. General and administrative expenses include compensation, benefits, utility fees for billing and collection, professional fees, rent and other administrative costs.

Concentration of Customers and Associated Credit Risk

IDT Energy reduces its credit risk by its participation in purchase of receivable programs for a significant portion of its receivables. Utility companies provide billing and collection services, purchase IDT Energy’s receivables and assume all credit risk without recourse to IDT Energy. IDT Energy’s primary credit risk is therefore nonpayment by the utility companies. Certain of the utility companies represent significant portions of our consolidated revenues and consolidated gross trade accounts receivable balance and such concentrations increase our risk associated with nonpayment by those utility companies. We monitor the timely collections from our significant utility companies and may take further steps as necessary in an effort to reduce our credit risk.

In New Jersey, customers who are delinquent in paying their invoices are switched to a dual bill arrangement whereby IDT Energy is responsible to bill and collect the commodity portion of the customers’ invoices. Once IDT Energy invoices these customers under a dual bill arrangement, IDT Energy assumes the credit risk associated with that portion of its receivables. Generally, IDT Energy cancels service to these customers before the credit risk becomes significant.

The following table summarizes the percentage of consolidated revenues from utility companies that equal or exceed 10% of consolidated revenues in the fiscal year (no other single customer accounted for more than 10% of consolidated revenues in fiscal 2011, fiscal 2010 and fiscal 2009):

	Fiscal Year Ended July 31,
	2011	2010	2009
Con Edison	46.7%	50.3%	53.6%
National Grid USA	16.5%	21.4%	20.4%
National Grid dba Keyspan	10.3%	12.4%	13.9%

The following table summarizes the percentage of consolidated gross trade accounts receivable by utility company that equal or exceed 10% of consolidated gross trade accounts receivable at July 31, 2011 and July 31, 2010:

	July 31, 2011	July 31, 2010
Con Edison	63.3%	74.4%
National Grid USA	12.0%	14.8%

Seasonality and Weather

IDT Energy’s revenues are impacted by, among other things, the weather and the seasons. Weather conditions have a significant impact on the demand for natural gas for heating and electricity for air conditioning. Typically, colder winters and hotter summers create higher demand and consumption for natural gas and electricity, respectively. Milder winters and/or summers may reduce the demand for natural gas and electricity, respectively. Natural gas revenues typically increase in the second and third fiscal quarters due to increased heating demands and electricity revenues typically increase in the fourth and first fiscal quarters due to increased air conditioning use. Approximately 80% and 81% of IDT Energy’s natural gas revenues were generated in the second and third quarters of fiscal 2011 and fiscal 2010, respectively, when demand for heating is highest. Although the demand for electricity is not as seasonal as natural gas, approximately 57% and 56% of IDT Energy’s electricity revenues were generated in the first and fourth quarters of fiscal 2011 and fiscal 2010, respectively.

Investment in American Shale Oil, LLC

AMSO, LLC is one of three holders of leases awarded by the BLM to research, develop and demonstrate in-situ technologies for potential commercial shale oil production in western Colorado. The RD&D Lease awarded to AMSO, LLC by the BLM covers an area of 160 acres. The lease runs for a ten year period beginning on January 1, 2007, and is subject to an extension of up to five years if AMSO, LLC can demonstrate that a process leading to the production of commercial quantities of shale oil is diligently being pursued. If AMSO, LLC can demonstrate the economic and environmental viability of its technology, it will have the opportunity to submit a one-time payment equivalent to the fair market value of the commercial lease as defined in the Oil Shale Management Rules and Regulations and convert its RD&D Lease to a commercial lease on 5,120 acres which overlap and are contiguous with the 160 acres in its RD&D Lease. However, we are unable to quantify the amount of the one-time payment because the fair market value cannot be established at this time.

In April 2008, AMSO, a wholly owned subsidiary of GOGI, acquired a 75% equity interest in AMSO, LLC in exchange for cash of $2.5 million and certain commitments for future funding of AMSO, LLC’s operations. In a separate transaction in April 2008, IDT acquired an additional 14.9% equity interest in AMSO, LLC in exchange for cash of $3.0 million. Following this transaction, IDT owned 89.9% of the equity interests in AMSO, LLC, 75% through AMSO and 14.9% directly.

In March 2009, a subsidiary of TOTAL S.A., the world’s fifth largest integrated oil and gas company, acquired a 50% interest in AMSO, LLC in exchange for cash paid to us of $3.2 million and Total’s commitment to fund the majority of AMSO, LLC’s research, development and demonstration expenditures as well as certain other funding commitments. Immediately prior to this transaction, all owners (including IDT’s 14.9% direct equity interest) other than AMSO exchanged their ownership interest for a proportionate share of a 1% override on AMSO, LLC’s future revenue. IDT assigned the cash proceeds of its override interest to the IDT U.S. Oil Shale Charitable Distribution Trust, subject to certain remainder interests retained by Genie. Following the transaction with Total, AMSO and Total each owned a 50% interest in AMSO, LLC. While AMSO is the operator of the project during the RD&D phase, Total will provide a majority of the funding during the RD&D phase, and technical and financial assistance throughout the RD&D and commercial stages. Total will lead the planning of the commercial development and will assume management responsibilities during the subsequent commercial phase.

We consolidated AMSO, LLC prior to the closing of the transaction with Total. Beginning with the closing, we account for our 50% ownership interest in AMSO, LLC using the equity method since we have the ability to exercise significant influence over its operating and financial matters, although we no longer control AMSO, LLC. AMSO, LLC is a variable interest entity, however, we have determined that we are not the primary beneficiary.

Pursuant to the AMSO, LLC Second Amended and Restated Limited Liability Company Agreement as of March 2, 2009 (or the LLC Agreement), AMSO and Total agreed to fund AMSO, LLC as follows: (1) AMSO shall fund 20% and Total shall fund 80% of the initial $50 million of expenditures, (2) AMSO shall fund 35% and Total shall fund 65% of the expenditures above the initial $50 million up to $100 million in aggregate expenditures, (3) AMSO shall fund 50% and Total shall fund 50% of the expenditures above $100 million in aggregate expenditures, and (4) AMSO shall fund 40% and Total shall fund 60% of the costs of the one-time payment on conversion of the lease described above. Also pursuant to the LLC Agreement, AMSO, LLC’s net loss or net income will first be allocated to the members disproportionately in order to equalize their capital accounts, and then the allocation will be in accordance with their 50% ownership interests. Accordingly, AMSO has been allocated 20% of the net loss of AMSO, LLC in all periods presented, which is included in “Equity in the net loss of AMSO, LLC” in the accompanying consolidated statements of operations.

In accordance with the agreement between the parties, AMSO has committed to a total investment of $10.0 million in AMSO, LLC, subject to certain exceptions including those described below where the amount could be greater or lesser.

Total may terminate its obligations to make additional capital contributions and withdraw as a member of AMSO, LLC. If Total withdraws as a member of AMSO, LLC, AMSO may also terminate its obligations to make capital contributions and withdraw as a member of AMSO, LLC.

Although, subject to certain exceptions, AMSO and Total are not obligated to make additional contributions beyond their respective shares (which for AMSO is $10.0 million), they could dilute or forfeit their ownership interests in AMSO, LLC if they fail to contribute their respective shares for additional funding.

Total can increase AMSO’s initial required funding commitment of $10.0 million up to an additional $8.75 million if Total wishes to continue to fund the pilot test up to an agreed upon commitment level.

At July 31, 2011, our maximum exposure to loss as a result of our required investment in AMSO, LLC was $1.6 million. Our maximum exposure to loss will increase as AMSO’s commitment to fund AMSO, LLC increases. The maximum exposure at July 31, 2011 was determined as follows:

(in millions)
AMSO’s total committed investment in AMSO, LLC	$10.0
Less: cumulative capital contributions to AMSO, LLC	(7.8)
Less: liability for equity loss in AMSO, LLC at July 31, 2011	(0.6)
Maximum exposure to loss	$1.6

In August 2011, AMSO made an additional capital contribution to AMSO, LLC of $1.4 million and Total has contributed $33.5 million to AMSO, LLC from inception through September 30, 2011.

AMSO’s total committed investment in AMSO, LLC and its maximum exposure to loss is subject to certain exceptions where the amounts could be greater. One exception is the additional funding that may be necessary to fund the pilot test as described above. The other significant exception is additional capital contributions that may be required to fund unexpected liabilities, in the event they occur, outside the purview of the traditional research, development and demonstration operations incorporated in AMSO, LLC’s budgeting and planning. However, any additional capital contributions for such liabilities would have to be authorized by both AMSO and Total.

Israel Energy Initiatives, Ltd.

In March 2008, GEIC indirectly formed IEI which holds an exclusive Shale Oil Exploration and Production License awarded in July 2008 by the Israeli Ministry of National Infrastructures. The license covers approximately 238 square kilometers in the south of the Shfela region in Israel, and grants IEI an exclusive right to demonstrate in-situ technologies for potential commercial shale oil production. Under the terms of the license, IEI is to conduct a geological appraisal study across the license area, characterize the resource and select a location for a pilot plant in which it will demonstrate its in-situ technology.

IEI began its resource appraisal study in the third quarter of calendar 2009, and it is expected that the field operations of this phase will be finalized in the calendar 2011. The resource appraisal is comprised primarily of a drilling operation conducted in the license area. The resource appraisal plan includes drilling and coring several wells to depths of approximately 600 meters as well as well logging, analysis of core materials and other geochemical tests, water monitoring and hydrology tests, as well as laboratory analyses of samples and other laboratory experiments. To date, the results from the appraisal process, both from field tests and laboratory experiments, confirm IEI’s expectations as to the attractiveness of the oil shale resource in the license area from the standpoint of richness, thickness and hydrology. IEI is continuing permitting and other preparatory work required prior to construction of a pilot plant and operation of a pilot test. The pilot test will provide a basis for determining the technical, environmental and economic viability of IEI’s proposed process for extracting oil from the oil shale resource. Pilot plant design has begun, and if not delayed by permitting, regulatory action or pending litigation, pilot test drilling and construction is scheduled to begin in calendar 2012. Pilot test operations could begin as early as calendar 2013. Pilot test operations are contingent on receipt of an extension to the current license which expires in July 2012. The initial term of the license was for three years until July 2011. The license was extended for an additional year until July 2012, and it may be further extended in one year increments until July 2015.

Assuming IEI receives an extension to its current license, the pending lawsuit filed in August 2010 by the Israel Union for Environmental Defense is favorably resolved, and IEI successfully demonstrates a commercially viable and environmentally acceptable technology, IEI intends to apply for a long-term commercial lease from the Israeli government to build and operate a commercial project. Under the Israeli petroleum law, long-term leases are typically for a term of 30 years, with a possible extension for an additional 20 years.

Construction may be delayed or even suspended if IEI loses its license as a result of the legal proceeding filed by the Israel Union for Environmental Defense as discussed more fully in Legal Proceedings elsewhere in this Information Statement.

In March 2011, the Israeli Parliament passed a new bill materially increasing the overall taxes, royalties and other fees due to the Israeli government from revenues derived by oil and natural gas producers. The Israeli Income Tax Ordinance was revised accordingly and the amount payable to the government from revenues derived by oil and natural gas producers increased from a maximum of 32% to 52%. This tax will only be imposed once a project has passed certain milestones set forth in the ordinance (when the profits derived from a certain field have reached 150% of the original investment in that field).

CRITICAL ACCOUNTING POLICIES

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Critical accounting policies are those that require application of management’s most subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods. Our critical accounting policies include those related to the allowance for doubtful accounts, goodwill and income taxes. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. See Note 1 to the Consolidated Financial Statements in this Information Statement for a complete discussion of our significant accounting policies.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses that result from the inability or unwillingness of our customers to make required payments. Our allowance is determined based on known troubled accounts, historical experience and other currently available evidence. Our estimates of recoverability of customer accounts may change due to new developments, changes in assumptions or changes in our strategy, which may impact our allowance for doubtful accounts balance. We continually assess the likelihood of potential amounts or ranges of recoverability and adjust our allowance accordingly, however, actual collections and write-offs of trade accounts receivables may materially differ from our estimates.

Goodwill

Our goodwill balance of $3.7 million at July 31, 2011 and 2010 is allocated to our IDT Energy segment. IDT Energy is the reporting unit for our goodwill impairment test. Goodwill is not amortized since it is deemed to have an indefinite life. It is reviewed annually (or more frequently under various conditions) for impairment using a fair value approach. The goodwill impairment assessment involves estimating the fair value of the reporting unit and comparing it to its carrying amount, which is known as Step 1. If the carrying value of the reporting unit exceeds its estimated fair value, Step 2 is performed to determine if an impairment of goodwill is required. We estimate the fair value of our reporting unit using discounted cash flow methodologies, as well as considering third party market value indicators. Goodwill impairment is measured by the excess of the carrying amount of the reporting unit’s goodwill over its implied fair value. IDT Energy’s estimated fair value substantially exceeded its carrying value in Step 1 of our annual impairment tests for fiscal 2011, fiscal 2010 and fiscal 2009, therefore it was not necessary to perform Step 2 for these tests. In addition, we do not believe IDT Energy is currently at risk of failing Step 1. Calculating the fair value of the reporting unit, and allocating the estimated fair value to all of the tangible assets, intangible assets and liabilities, requires significant estimates and assumptions by management. Should our estimates or assumptions regarding the fair value of our reporting unit prove to be incorrect, we may be required to record impairments to our goodwill in future periods and such impairments could be material.

Income Taxes

Our current and deferred income taxes are impacted by events and transactions arising in the normal course of business as well as in connection with special and non-routine items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets, the results of Internal Revenue Service audits of our federal income tax returns, and changes in tax laws or regulations. We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. We determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. Tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of tax benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability. We review and adjust our liability for unrecognized tax benefits based on our best estimate and judgment given the facts, circumstances and information available at each reporting date. To the extent that the final outcome of these tax positions is different than the amounts recorded, such differences may impact income tax expense and actual tax payments.

RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

In May 2011, an accounting standard update to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards, or IFRS, was issued. The amendments in this update (1) clarify the application of certain existing fair value measurement and disclosure requirements and (2) change certain principles or requirements for measuring fair value or disclosing information about fair value measurements. We are required to adopt this standard update on February 1, 2012. We are evaluating the impact that this standard update will have on our consolidated financial statements.

In June 2011, an accounting standard update was issued to increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS. As a result of this standard update, the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated, among other changes contained in this update. The update requires comprehensive income to be presented either in a single financial statement or in two separate but consecutive statements. We adopted this update in these financial statements and accordingly, presented comprehensive income in two separate consecutive statements.

In September 2011, an accounting standard update to simplify how an entity tests goodwill for impairment was issued. The amendments in the update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity will no longer be required to calculate the fair value of a reporting unit (Step 1) unless the entity determines, based on a qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. We are required to adopt this standard update on August 1, 2012. The adoption of this standard update will not impact our financial position, results of operations or cash flows.

In January 2010, the Financial Accounting Standards Board amended the accounting standard relating to extractive activities-oil and gas to align its oil and gas reserve estimation and disclosure requirements with the requirements of the SEC’s final rule, Modernization of the Oil and Gas Reporting Requirements, that was issued on December 31, 2008. The amendments are designed to modernize and update the oil and gas disclosure requirements and related definitions to align them with current practices and changes in technology. One of the provisions of the amendments is the expansion of the definition of oil- and gas-producing activities to include the extraction of saleable hydrocarbons, in the solid, liquid or gaseous state, from oil sands, shale, coalbeds, or other nonrenewable natural resources that are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction. AMSO, LLC and IEI are currently performing research and development activities. Their activities will meet the new definition of oil- and gas-producing activities if and when either of them begins extraction or production of saleable hydrocarbons from oil shale. If and when this occurs, AMSO, LLC or IEI will comply with the amended disclosure requirements, as well as begin to account for their activities using one of the two accounting methods for oil and gas production under U.S. GAAP, namely full-cost or successful-efforts.

RESULTS OF OPERATIONS

Genie was incorporated in January 2011 in the state of Delaware. The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the entities to be included in the spin-off, and are reflected as if Genie existed and owned these entities in all periods presented, or from the date an entity was acquired, if later.

We evaluate the performance of our operating business segments based primarily on income (loss) from operations. Accordingly, the income and expense line items below income (loss) from operations are only included in our discussion of the consolidated results of operations.

Year Ended July 31, 2011 Compared to Year Ended July 31, 2010

IDT Energy Segment

(in millions)			Change
Year ended July 31,	2011	2010	$	%
Revenues	$203.6	$201.4	$2.2	1.1%
Direct cost of revenues	149.7	143.6	6.1	4.3
Selling, general and administrative	31.4	19.9	11.5	57.4
Depreciation	—	0.1	(0.1)	(100.0)
Income from operations	$22.5	$37.8	$(15.3)	(40.6)%

Revenues.  IDT Energy resells electricity and natural gas to residential and small business customers in New York, New Jersey and Pennsylvania. IDT Energy began adding customers in select utility territories in New Jersey and Pennsylvania in the third quarter of fiscal 2010. IDT Energy’s revenues consisted of electricity sales of $137.8 million in fiscal 2011 compared to $132.2 million in fiscal 2010, and natural gas sales of $65.8 million in fiscal 2011 compared to $69.2 million in fiscal 2010.

IDT Energy’s electricity revenues increased 4.3% in fiscal 2011 compared to fiscal 2010 as a result of increases in the average rate charged to customers and in consumption. The average electric rate charged to customers increased 1.0% and electric consumption increased 0.5% in fiscal 2011 compared to fiscal 2010. The increase in the average electric rate charged to customers was primarily the result of an increase in the underlying commodity cost in the beginning of fiscal 2011 partially offset by a decrease in the average unit cost of electricity later in fiscal 2011, as well as discounted promotional rates for new customers and an effort to manage churn through rate adjustments during portions of fiscal 2011. The increase in electric consumption was the result of relatively higher usage meters added in the new territories coupled with, in the first quarter of fiscal 2011 compared to the same period in fiscal 2010, warmer temperatures. Electric consumption per meter increased 2.4% in fiscal 2011 compared to fiscal 2010.

IDT Energy’s natural gas revenues declined 5.0% in fiscal 2011 compared to fiscal 2010 primarily due to declines in the average rate charged to customers. The average natural gas rate charged to customers decreased 6.3% and natural gas consumption increased 1.4% in fiscal 2011 compared to fiscal 2010. The decrease in the average natural gas rates charged to customers reflected discounted promotional rates for new customers as well as decreases in the average unit cost of natural gas of 5.4% in fiscal 2011 compared to fiscal 2010. The slight increase in natural gas consumption was primarily the result of an increase in meters served in the second half of fiscal 2011 compared to the same period in fiscal 2010. This increase in consumption offset the declines in consumption in the first and second quarters of fiscal 2011 compared to the similar periods in fiscal 2010, which were due to the loss of relatively high usage meters in upstate New York and the addition of a concentration of relatively low usage meters. Natural gas consumption per meter increased 0.1% in fiscal 2011 compared to fiscal 2010.

As of July 31, 2011, IDT Energy’s customer base consisted of approximately 405,000 meters (232,000 electric and 173,000 natural gas) compared to 369,000 meters (210,000 electric and 159,000 natural gas) as of July 31, 2010.

Gross meter acquisitions in fiscal 2011 were 220,000 compared to 109,700 in fiscal 2010. The new meter acquisitions in fiscal 2011 were partially offset by customer churn, which resulted in net gains of approximately 36,000 meters since July 31, 2010. Average monthly churn increased to 4.9% in fiscal 2011 compared to 3.1% in fiscal 2010, partially because newly acquired customers have significantly higher churn rates than longer-term customers.

The average rates of annualized energy consumption, as measured by residential customer equivalents, or RCEs, are presented in the chart below. An RCE represents a natural gas customer with annual consumption of 100 mmbtu or an electricity customer with annual consumption of 10 MWh. Because different customers have different rates of energy consumption, RCEs are a useful metric for evaluating the consumption profile of IDT Energy’s customer base. The RCE increase at July 31, 2011 compared to July 31, 2010 reflects the increase in meters served as well as a gradual shift in IDT Energy’s customer base to customers with higher consumption per meter as a result of targeted customer acquisition programs.

RCE’s at end of fiscal quarter (in thousands)	July 31, 2011	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	January 31, 2010	October 31, 2009	July 31, 2009
Electricity customers	136	119	124	122	117	103	98	95	92
Natural gas customers	99	94	91	87	88	88	87	86	89
Total RCEs	235	213	215	209	205	191	185	181	181

Direct Cost of Revenues. IDT Energy’s direct cost of revenues consisted of electricity cost of $98.1 million in fiscal 2011 compared to $89.8 million in fiscal 2010, and cost of natural gas of $51.6 million in fiscal 2011 compared to $53.8 million in fiscal 2010. Direct cost of revenues for electricity increased in fiscal 2011 compared to fiscal 2010 due to the increase in the average unit cost, as well as the slight increase in consumption. Direct cost of revenues for natural gas decreased in fiscal 2011 compared to fiscal 2010 primarily due to the decline in the average unit cost partially offset by the increase in consumption.

Gross margins in IDT Energy decreased to 26.5% in fiscal 2011 compared to 28.7% in fiscal 2010. Comprising these figures were gross margins on electricity sales in fiscal 2011 of 28.8% compared to 32.0% in fiscal 2010 and gross margins on natural gas sales in fiscal 2011 of 21.6% compared to 22.4% in fiscal 2010. Gross margin was pressured by increased competition and the impact of expansion into new territories in New Jersey and Pennsylvania, where gross margin was sacrificed to facilitate customer acquisitions. IDT Energy’s gross margin in the fourth quarter of fiscal 2011 of 23.8% was in-line with our expectations for normalized longer term gross margins.

Selling, General and Administrative.  The increase in selling, general and administrative expenses in fiscal 2011 compared to fiscal 2010 was due to increases in customer acquisition costs and marketing costs, as well as a $3.3 million accrual related to a utility tax audit by the New York City Finance Department.  Customer acquisition costs increased primarily due to the significant increase in the number of new customers acquired as described above. Marketing costs increased as a result of testing new sales channels coupled with the expansion into new territories. The accrual for the utility tax audit represents IDT Energy’s estimate of the probable liability that may result from the audit. As a percentage of total IDT Energy revenues, selling, general and administrative expenses increased from 9.9% in fiscal 2010 to 15.4% in fiscal 2011 because of the significant increase in costs related to customer acquisitions and non-income related tax audit mentioned above.

In July 2011, IDT Energy entered into an agreement with one of its employees pursuant to which, on or before the consummation of the spin-off, the employee will be granted approximately 22,000 shares of Genie’s restricted Class B common stock and options to purchase approximately 22,000 shares of Genie’s Class B common stock. The restricted shares and options will vest ratably on the first, second and third anniversaries of the grant, subject to forfeiture if the employee is no longer employed by Genie or one of its subsidiaries prior to vesting. The options will have a term of 10 years and an exercise price equal to the fair market value of the underlying shares upon the spin-off. The fair value of this grant was estimated to be $0.2 million, which will be recognized on a straight-line basis over the three year vesting period. We recognized compensation cost related to this agreement of $5,000 in fiscal 2011. The fair value of the Genie shares was the aggregate of the estimated values of IDT Energy and GOGI. The value of IDT Energy was estimated using an income approach and a market approach and the value of GOGI was estimated using a cost approach and a transaction approach.

Genie Oil and Gas Segment

Genie Oil and Gas does not currently generate any revenues, nor does it incur any direct cost of revenues.

(in millions)			Change
Year ended July 31,	2011	2010	$	%
General and administrative expenses	$0.6	$0.5	$0.1	35.5%
Research and development	7.8	5.2	2.6	49.3
Equity in the net loss of AMSO, LLC	5.2	1.6	3.6	226.9
Loss from operations	$13.6	$7.3	$6.3	87.5%

General and Administrative. The increase in general and administrative expenses in fiscal 2011 as compared to fiscal 2010 was due primarily to increases in payroll and consulting fees.

Research and Development.  Research and development expenses in fiscal 2011 and fiscal 2010 were entirely related to the operations of IEI in Israel. IEI began its resource appraisal study in the third quarter of calendar 2009, and it is expected that the field operations of this phase will be finalized in calendar 2011. We expect continued, significant increases in the expenses of our Genie Oil and Gas segment reflecting the costs of facility construction, drilling and operations of the IEI pilot test as well as further staffing to support engineering and scientific operations and business development activities. We expect IEI’s pilot test to require $25 million to $30 million over the next two years.

Equity in the Net Loss of AMSO, LLC. AMSO accounts for its 50% ownership interest in AMSO, LLC using the equity method. AMSO, LLC is utilizing a team of experienced experts in various fields to conduct its research, development and demonstration activities. In fiscal 2011, AMSO, LLC continued advanced stage construction work on the surface oil and gas processing facilities while drilling wells for its upcoming pilot test in Colorado. The pilot test is expected to begin in the fall of 2011 barring permitting or operational delays. The pilot test is intended to confirm the accuracy of several of the key underlying assumptions of the proposed in-situ heating and retorting process. Upon successful completion of the pilot test, AMSO, LLC expects to design and implement a larger scale demonstration project to further test its process and operations under commercial conditions, and assess scalability to commercial levels. Upon completion of a successful demonstration, AMSO, LLC intends to submit an application to convert the RD&D Lease into a commercial lease.

AMSO’s equity in the net loss of AMSO, LLC increased in fiscal 2011 compared to fiscal 2010 as a result of the increase in AMSO, LLC’s net loss to $26.2 million in fiscal 2011 from $8.0 million in fiscal 2010. AMSO, LLC’s net loss increased primarily as a result of the substantial increase in the costs associated with the pilot test.

Corporate

(in millions)			Change
Year ended July 31,	2011	2010	$	%
General and administrative expenses	$1.8	$0.8	$1.0	127.6%

Corporate does not generate any revenues, nor does it incur any direct cost of revenues. Corporate costs include compensation, Board of Director fees, consulting fees, legal fees and other corporate-related general and administrative expenses.

The increase in general and administrative expenses in fiscal 2011 as compared to fiscal 2010 was due primarily to increases in compensation, consulting fees and stock-based compensation.

Consolidated

The following is a discussion of our consolidated income and expense line items below income from operations.

(in millions)				Change
Year ended July 31,	2011	2010	$		%
Income from operations	$7.0	$29.7		$(22.7)	(76.5)%
Interest expense and financing fees, net	(2.0)	(1.7)		(0.3)	(14.6)
Other (expense) income, net	(0.6)	—		(0.6)	nm
Provision for income taxes	(7.0)	(14.0)		7.0	50.2
Net (loss) income	(2.6)	14.0		(16.6)	(118.1)
Net loss attributable to noncontrolling interests	4.2	0.5		3.7	750.6
Net income attributable to Genie	$1.6	$14.5		$(12.9)	(88.8)%

nm – not meaningful

Interest Expense and Financing Fees, net.  The increase in interest expense and financing fees, net in fiscal 2011 compared to fiscal 2010 was primarily due to an increase in finance fees from the Preferred Supplier Agreement between IDT Energy and BP, pursuant to which BP is IDT Energy’s preferred provider of electricity and natural gas. The BP finance fees increased to $2.1 million in fiscal 2011 compared to $1.8 million in fiscal 2010.

Other (Expense) Income, net.  The change in other (expense) income, net in fiscal 2011 compared to fiscal 2010 was due primarily to the increase in foreign currency transaction losses from $7,000 in fiscal 2010 to $0.5 million in fiscal 2011. In addition, other (expense) income, net in fiscal 2011 included aggregate expense of $0.1 million related to the change in the estimated fair value of the options to purchase shares of our subsidiary held by Michael Steinhardt, the Chairman of the Board of IEI.

Provision for Income Taxes.  The provision for income taxes in fiscal 2011 decreased compared to fiscal 2010 due primarily to a decrease in pre-tax income. In fiscal 2011 and 2010, we were included in the consolidated federal income tax return of IDT Corporation. Our income taxes are presented on a separate tax return basis.

Net Loss Attributable to Noncontrolling Interests. The majority of the increase in the net loss attributable to noncontrolling interests in fiscal 2011 compared to fiscal 2010 relates to 100% of the net loss incurred by Citizen’s Choice Energy, LLC, or CCE, which is a variable interest entity that is consolidated with IDT Energy.

In fiscal 2011, an employee of IDT incorporated CCE, which is an ESCO that resells electricity and natural gas to residential and small business customers in the State of New York. We provided CCE with all of the cash required to fund its operations. IDT also provided CCE with letters of credit to secure CCE’s obligations. We determined that at the present time we have the power to direct the activities of CCE that most significantly impact CCE’s economic performance, and we have the obligation to absorb losses of CCE that could potentially be significant to CCE. We therefore determined that we are the primary beneficiary of CCE, and as a result, we consolidate CCE with IDT Energy. We do not have any ownership interest in CCE, therefore all net losses incurred by CCE have been attributed to noncontrolling interests. CCE’s net loss in fiscal 2011 of $2.0 million related primarily to sales commissions for customer acquisitions as CCE grows its customer base.

The remainder of the increase in the net loss attributable to noncontrolling interests in fiscal 2011 compared to fiscal 2010 was mostly due to increases in the net losses of AMSO and IEI, which are included in the Genie Oil and Gas segment discussed above, and in the noncontrolling interests’ share of a portion of these net losses. The noncontrolling interests’ share of AMSO and IEI losses increased as a result of the April 2010 sales of an aggregate 2.7% interest in GEIC and the November 2010 sales of an aggregate 5.5% interest in GOGI.

Year Ended July 31, 2010 Compared to Year Ended July 31, 2009

IDT Energy Segment

(in millions)			Change
Year ended July 31,	2010	2009	$	%
Revenues	$201.4	$264.7	$(63.3)	(23.9)%
Direct cost of revenues	143.6	192.5	(48.9)	(25.5)
Selling, general and administrative	19.9	26.7	(6.8)	(25.3)
Depreciation	0.1	0.1	—	(27.6)
Income from operations	$37.8	$45.4	$(7.6)	(16.6)%

Revenues.  Beginning in the third quarter of fiscal 2010, IDT Energy began adding customers in two utility territories in New Jersey and Pennsylvania. IDT Energy’s revenues consisted of electricity sales of $132.2 million in fiscal 2010 compared to $157.2 million in fiscal 2009, and natural gas sales of $69.2 million in fiscal 2010 compared to $107.5 million in fiscal 2009.

IDT Energy’s electricity and natural gas revenues declined in fiscal 2010 compared to fiscal 2009 reflecting declines in the average rates charged to customers, which resulted from declines in the underlying commodity costs, and a decline in consumption, particularly natural gas consumption. The average electric rate declined 14.0% in fiscal 2010 compared to fiscal 2009 and electric consumption declined 2.2% in fiscal 2010 compared to fiscal 2009. The average natural gas rates declined 18.9% in fiscal 2010 compared to fiscal 2009 and natural gas consumption declined 20.6% in fiscal 2010 compared to fiscal 2009. The decline in natural gas consumption reflected our concentration of meter acquisitions in territories with lower consumption per meter but higher gross margin opportunities.

The decline in consumption was partially due to the decline in customers since July 31, 2009 and partially due to lower consumption per meter for natural gas. As of July 31, 2010, IDT Energy’s customer base consisted of approximately 369,000 meters (210,000 electric and 159,000 natural gas) compared to 397,000 meters (228,000 electric and 169,000 natural gas) as of July 31, 2009.

Partly as a result of the initiative to reorganize its sales teams and restructure its marketing approach that began during the fourth quarter of fiscal 2009, IDT Energy’s churn fell in fiscal 2010 compared to fiscal 2009, from 4.9% in fiscal 2009 to 3.1% in fiscal 2010.

The initiative to create a significantly smaller but better trained external sales force and restructure the marketing approach slowed the pace of new meter acquisitions during the fourth quarter of fiscal 2009 and in fiscal 2010, resulting in gross meter acquisitions of 109,700 in fiscal 2010 compared to 247,100 in fiscal 2009. New meter acquisitions were more than offset by customer churn in fiscal 2010, which resulted in a net loss of approximately 27,600 meters. However, IDT Energy’s customer base increased by approximately 5,000 meters from April 30, 2010 to July 31, 2010. This increase in meters in the fourth quarter of fiscal 2010 was the result of new meter acquisitions in New Jersey and Pennsylvania since customer churn in New York State exceeded new meter acquisitions.

Direct Cost of Revenues.  IDT Energy’s direct cost of revenues consisted of electricity cost of $89.8 million in fiscal 2010 compared to $102.1 million in fiscal 2009, and cost of natural gas of $53.8 million in fiscal 2010 compared to $90.4 million in fiscal 2009. Direct cost of revenues for both electricity and natural gas decreased in fiscal 2010 compared to fiscal 2009 as a result of the decline in consumption and decreases in the average unit costs.

Gross margins in IDT Energy increased to 28.7% in fiscal 2010 compared to 27.3% in fiscal 2009. Comprising these figures were gross margins on electricity sales in fiscal 2010 of 32.0% compared to 35.0% in fiscal 2009 and gross margins on natural gas sales in fiscal 2010 of 22.4% compared to 15.9% in fiscal 2009. The gross margin on electricity sales decreased in fiscal 2010 compared to fiscal 2009 because the decrease in IDT Energy’s average rates charged to customers was greater than the decrease in the average unit cost of electricity. The gross margins on natural gas sales increased in fiscal 2010 compared to fiscal 2009 primarily because IDT Energy’s average unit cost of natural gas decreased due to continuing favorable market conditions.

Selling, General and Administrative.  The decrease in selling, general and administrative expenses in fiscal 2010 compared to fiscal 2009 was due primarily to decreases in customer acquisition costs, POR fees, bad debt expense and compensation expense. Customer acquisition costs decreased due to the decrease in the number of new customers acquired as described above. The decrease in POR fees was due to the decrease in revenues, although POR fees as a percentage of IDT Energy’s revenues increased in fiscal 2010 compared to fiscal 2009 as a result of certain of the utilities’ annual increase in the fee. The decrease in bad debt expense was due primarily to the transition, beginning in the third quarter of fiscal 2009, to a POR program of a significant portion of IDT Energy’s receivables that were not previously included in a POR program. Compensation expense decreased due to decreases in payroll and bonus expense. As a percentage of total IDT Energy revenues, selling, general and administrative expenses decreased from 10.1% in fiscal 2009 to 9.9% in fiscal 2010.

Genie Oil and Gas Segment

(in millions)			Change
Year ended July 31,	2010	2009	$	%
General and administrative expenses	$(0.5)	$(0.1)	$(0.4)	(152.0)%
Research and development	(5.2)	(6.3)	1.1	16.4
Equity in the net loss of AMSO, LLC	(1.6)	(0.7)	(0.9)	(119.1)
Gain on sale of interest in AMSO, LLC	—	2.6	(2.6)	(100.0)
Loss from operations	$(7.3)	$(4.5)	$(2.8)	(59.4)%

Research and Development.  Research and development expenses consist of the following:

(in millions)
Year ended July 31,	2010	2009
Israel Energy Initiatives, Ltd.	$5.2	$3.1
AMSO, LLC	—	3.2
Total research and development expenses	$5.2	$6.3

Equity in the Net Loss of AMSO, LLC.  AMSO’s equity in the net loss of AMSO, LLC increased in fiscal 2010 compared to fiscal 2009 because AMSO consolidated AMSO, LLC for most of fiscal 2009 until the sale of a 50% interest in AMSO, LLC to Total in March 2009. AMSO, LLC’s net loss increased to $8.0 million in fiscal 2010 from $6.8 million in fiscal 2009 primarily as a result of the substantial increase in the costs associated with the pilot test, partially offset by reductions in costs related to site characterization.

Gain on Sale of Interest in AMSO, LLC.  In March 2009, Total acquired a 50% interest in AMSO, LLC in exchange for cash paid to us of $3.2 million and Total’s commitment to fund the majority of AMSO, LLC’s research, development and demonstration expenditures as well as certain other funding commitments. We recognized a gain of $2.6 million in fiscal 2009 in connection with the sale. AMSO no longer consolidates AMSO, LLC as of the closing of the transaction with Total, instead, AMSO accounts for its 50% ownership interest in AMSO, LLC using the equity method.

Corporate

(in millions)
Year ended July 31,	2010	2009
General and administrative expenses	$0.8	$—

Corporate costs include compensation, Board of Director fees, consulting fees, legal fees and other corporate-related general and administrative expenses. In fiscal 2010, Corporate general and administrative expenses included stock-based compensation of $0.3 million related to a consulting arrangement. No corporate expenses were incurred in fiscal 2009.

Consolidated

The following is a discussion of our consolidated income and expense line items below income from operations.

(in millions)			Change
Year ended July 31,	2010	2009	$	%
Income from operations	$29.7	$40.8	$(11.1)	(27.1)%
Interest (expense) income and financing fees, net	(1.7)	0.1	(1.8)	nm
Other income, net	—	0.1	(0.1)	(79.5)
Provision for income taxes	(14.0)	(18.2)	4.2	23.6
Net income	14.0	22.8	(8.8)	(38.0)
Net loss attributable to noncontrolling interests	0.5	—	0.5	nm
Net income attributable to Genie	$14.5	$22.8	$(8.3)	(35.9)%

nm – not meaningful

Interest (Expense) Income and Financing Fees, net.  The change in interest (expense) income and financing fees, net in fiscal 2010 compared to fiscal 2009 was due to finance fees of $1.8 million in fiscal 2010 from the Preferred Supplier Agreement between IDT Energy and BP dated as of June 29, 2009, pursuant to which BP is IDT Energy’s preferred provider of electricity and natural gas.

Provision for Income Taxes.  The provision for income taxes in fiscal 2010 decreased compared to fiscal 2009 due primarily to a decrease in pre-tax income. In fiscal 2010 and 2009, we were included in the consolidated federal income tax return of IDT Corporation. Our income taxes are presented on a separate tax return basis.

Net Loss Attributable to Noncontrolling Interests.  The net loss attributable to noncontrolling interests increased to $0.5 million in fiscal 2010 from $20,000 in fiscal 2009 primarily due to the increase in IEI’s loss in fiscal 2010 compared to fiscal 2009, as well as because the noncontrolling interest in IEI was outstanding for the full year in fiscal 2010 compared to approximately nine months in fiscal 2009. The fiscal 2010 net loss attributable to noncontrolling interests in IEI was partially offset by net income attributable to noncontrolling interests in GEIC as a result of the April 2010 sales of noncontrolling interests in GEIC.

LIQUIDITY AND CAPITAL RESOURCES

General

Historically, we have satisfied our cash requirements primarily through a combination of our existing cash and cash equivalents, IDT Energy’s cash flow from operating activities and funding from IDT. We currently expect our operations in the next twelve months and the balance of cash and cash equivalents that we held as of July 31, 2011 together with the proceeds from the anticipated pre-spin-off infusion of cash from IDT, will be sufficient to meet our currently anticipated cash requirements during fiscal 2012.

As of July 31, 2011, we had cash, cash equivalents and restricted cash of $24.0 million and working capital (current assets less current liabilities) of $34.8 million. As of July 31, 2011, cash of $0.2 million that serves as collateral was restricted against letters of credit, and was included in “Restricted cash” in our consolidated balance sheet. In addition, as of July 31, 2011, IDT had restricted cash and cash equivalents of $2.4 million that serves as collateral for outstanding letters of credit for our benefit. These letters of credit were collateral to secure primarily IDT Energy’s purchases of natural gas, electric capacity, energy and ancillary services.

In connection with the planned spin-off, we expect that IDT will transfer cash to us prior to the spin-off such that we will have approximately $106 million in cash at the time of the spin-off, after repayment of the amount due from IDT, if any. At July 31, 2011, our amount due from IDT was $4.3 million as a result of IDT Energy’s transfers to IDT of excess cash provided by its operations that exceeded cash from IDT to fund our working capital requirements and our investments in our Genie Oil and Gas segment, when necessary, and charges from IDT to us for certain transactions and allocated expenses. In fiscal 2011, fiscal 2010 and fiscal 2009, IDT allocated an aggregate of $4.7 million, $3.8 million and $4.2 million, respectively, to us for payroll, benefits, insurance, facilities and other expenses, which were included in our “Selling, general and administrative expense” in the accompanying consolidated statements of operations. In all periods presented, we were included in IDT’s consolidated federal income tax return. In fiscal 2011 and fiscal 2010, our federal taxable income was offset against IDT’s net operating losses.

The service agreements between IDT and us will include additional services to be provided, on an interim basis, as a separate publicly-traded company. Such services include assistance with internal audit, our periodic reports required to be filed with the SEC as well as maintaining our minutes, books and records of meetings of the Board of Directors and its committees. Charges for these additional services were not included in our historical consolidated financial statements or in our pro forma adjustments since they were not applicable for periods that we were not a separate public company. We estimate that the additional costs (including for services to be provided by IDT and others) related to being a publicly-traded company and being separated from IDT, will be between $3.5 million and $5.0 million annually. Several of the costs included in this estimated range are preliminary, subject to negotiation, and may vary from our assumptions when finalized.

IEI holds an exclusive Shale Oil Exploration and Production License awarded in July 2008 by the Israeli Ministry of National Infrastructures. Under the terms of the license, IEI is to conduct a geological appraisal study across the license area, characterize the resource and select a location for a pilot plant in which it will demonstrate its in-situ technology. Pilot test drilling and construction is scheduled to begin in calendar 2012 if not delayed by permitting, regulatory action or pending litigation. Pilot test operations could begin as early as calendar 2013. We currently expect to use the anticipated cash on-hand at the time of the spin-off of approximately $106 million, and cash provided by our operating activities, to finance the pilot test construction and operations. In addition, we are considering financing IEI’s operations through sales of equity interests in IEI. Finally, we may finance our operations through sales of equity interests in Genie.

(in millions)	Year ended July 31,
	2011	2010	2009
Cash flows provided by (used in)
Operating activities	$5.5	$16.9	$39.6
Investing activities	(3.8)	6.9	(6.4)
Financing activities	9.0	(15.6)	(30.2)
Increase in cash and cash equivalents	$10.7	$8.2	$3.0

Operating Activities

Our cash flow from operations varies significantly from quarter to quarter and from year to year, depending on our operating results and the timing of operating cash receipts and payments, specifically trade accounts receivable and trade accounts payable, including payments relating to our research and development activities.

CCE is a variable interest entity that is consolidated with IDT Energy. We provided CCE with all of the cash required to fund its operations. IDT also provided CCE with letters of credit to secure CCE’s obligations. In fiscal 2011, we provided CCE with $2.9 million in order to fund its operations. The funding for fiscal 2012 has not yet been determined as it depends on CCE’s success in acquiring new customers and maintaining its existing customers. We do not own any interest in CCE and we have no contractual obligation to fund CCE, however, we currently intend to continue funding CCE’s operations, to the extent that we continue to believe that it serves the interests of IDT Energy. We provide CCE with support services for which we charge CCE the cost of providing the services plus an 18% mark-up, and we may terminate the agreement at our convenience upon 30 days’ notice. We provide the funding to enable CCE to develop and grow its operations, such that in the future CCE will repay our investment and pay the mark-up as well as continue as a customer of our ESCO support services. There are no other arrangements that would require us to provide CCE with additional financial support.

We are subject to audits in various jurisdictions for various taxes, including income tax, utility excise tax, and sales and use tax. Specifically, IDT Energy has the following audits in process: (1) New York State income tax for fiscal 2007, fiscal 2008 and fiscal 2009, (2) New York City utility tax audit on electricity sales for the period from June 1, 2007 through December 31, 2008 and (3) New York State sales and use tax for the period from September 1, 2004 through May 31, 2007. In June 2011, IDT Energy received a Notice of Proposed Tax Adjustments from the New York City Finance Department related to the utility tax audit that included aggregate assessments of tax, interest and penalties of $7.2 million. In addition, IDT Energy’s potential exposure for utility tax, interest and penalties for the period from January 1, 2009 through July 31, 2011 is an additional $6.2 million. As of July 31, 2011, the Company had accrued $3.3 million for the New York City utility tax audit and $2.1 million related to New York State income tax and New York State sales and use tax audits. We are unable to form an estimate of what we believe is our reasonably possible liability related to the New York City utility tax audit, above the $3.3 million that has been accrued. IDT Energy’s reasonably possible exposure related to the New York State income tax and New York State sales and use tax audits range from nil to $4.2 million. As of July 31, 2011, we have accrued $5.4 million related to these various audits. We believe that we have adequately provided for all of the obligations for these taxes, however amounts asserted by taxing authorities or the amount ultimately assessed against us could be greater than the accrued amounts. Accordingly, additional provisions may be recorded in the future as revised estimates are made or underlying matters are settled or resolved. Imposition of assessments as a result of tax audits could have an adverse effect on our results of operations, cash flows and financial condition.

Genie will not be eligible to utilize IDT’s net operating loss carryforwards to offset its taxable income for periods following the spin-off and, as a result, will likely have an increased tax burden as compared to the remaining part of IDT’s consolidated tax group.

Investing Activities

Our capital expenditures were $152,000, $147,000 and $36,000 in fiscal 2011, fiscal 2010 and fiscal 2009, respectively. We did not have any material commitments for capital expenditures at July 31, 2011. We expect our capital expenditures for the year ending July 31, 2012 to remain at the current levels.

Restricted cash decreased $0.3 million in fiscal 2011. Restricted cash decreased $9.0 million in fiscal 2010 primarily due to the decrease in collateral required to secure IDT Energy’s purchases of natural gas, electric capacity, energy and ancillary services resulting from our agreement with BP. Restricted cash increased $9.5 million in fiscal 2009 primarily due to the increase in collateral required to secure IDT Energy’s operations. Restricted cash serves as collateral for letters of credit to secure IDT Energy’s purchases of natural gas, electric capacity, energy and ancillary services.

As of June 29, 2009, IDT Energy entered into a Preferred Supplier Agreement with BP, pursuant to which BP is IDT Energy’s preferred provider of electricity and natural gas. The agreement allows for purchases of electricity and natural gas for customers in areas where the utilities have purchase of receivable programs. IDT Energy purchases electricity and natural gas from BP and pays an additional fee based on volumetric loads in accordance with the agreement. IDT Energy makes a monthly payment for its purchases and the related fees, and any outstanding, unpaid amounts accrue interest until paid. IDT Energy’s obligations to BP are secured by a first security interest in deposits or receivables from utilities in connection with their purchase of customer receivables under the applicable POR program, and in any cash deposits or letters of credit posted in connection with any collateral accounts with BP. The term of the agreement is through June 30, 2014, with an automatic renewal for an additional year unless either party provides written notice to the other party at least six months prior to June 30, 2014 that it will not renew the agreement. IDT Energy’s ability to purchase electricity and natural gas under this agreement is subject to satisfaction of certain conditions including the maintenance of certain covenants. As of July 31, 2011, cash and cash equivalents of $0.1 million and trade accounts receivable of $25.0 million were pledged to BP as collateral for the payment of IDT Energy’s trade accounts payable to BP of $13.7 million as of July 31, 2011.

In fiscal 2011, fiscal 2010 and fiscal 2009, cash used for capital contributions to AMSO, LLC was $3.9 million, $2.0 million and $1.1 million, respectively.

In March 2009, Total acquired a 50% interest in AMSO, LLC in exchange for cash paid to us of $3.2 million and Total’s commitment to fund the majority of AMSO, LLC’s research, development and demonstration expenditures as well as certain other funding commitments.

In fiscal 2009, proceeds from sales and maturities of marketable securities were $1.0 million.

Financing Activities

During all periods presented, IDT, our parent company, provided us with cash required to fund our working capital requirements and our investments in our Genie Oil and Gas segment, if necessary. We used any excess cash provided by IDT Energy’s operations to repay IDT. In fiscal 2011, expenses paid by IDT on our behalf and net cash transfers received from IDT were an aggregate of $0.6 million. In fiscal 2010 and fiscal 2009, our repayments to IDT net of expenses paid by IDT on our behalf were $21.0 million and $30.4 million, respectively. In addition, in connection with the April 2010 sales of GEIC common stock discussed below, an aggregate of $14.9 million of the amount due to us from IDT was forgiven and accounted for as a reduction of our equity.

In April 2010, Michael Steinhardt, the Chairman of the Board of IEI, purchased a minority interest in GEIC and an option to purchase additional shares of GEIC for $5.0 million. In June 2011, in a refinement of the terms of the initial investment and the rights associated with that investment, Mr. Steinhardt exchanged his interest in GEIC (including the option to purchase additional interests) for a corresponding interest (including options) in GOGI and arranged for IDT and Genie to receive certain consulting services from a third party. In return, the Steinhardt stockholder entity was paid $1.7 million. Also in April 2010, W. Wesley Perry, the Chairman of the Board of GEIC, purchased a minority interest in GEIC for $0.4 million.

In November 2008, we sold a 10% ownership interest in IEI for cash of $0.2 million.

In November 2010, an entity affiliated with Lord (Jacob) Rothschild purchased a 5.0% equity interest in GOGI for $10.0 million paid in cash. Also, in November 2010, Rupert Murdoch purchased a 0.5% equity interest in GOGI for $1.0 million paid with a promissory note. The note is secured by a pledge of the shares issued in exchange for the note. The note accrues interest at 1.58% per annum, and the principal and accrued interest is due and payable on November 15, 2015. In addition, in connection with the purchase by the entity affiliated with Lord Rothschild, in November 2010, warrants were issued to purchase up to an aggregate of 1% of the common stock outstanding of GOGI at an exercise price of up to $2 million that are exercisable through November 12, 2011. GOGI consists of our interests in AMSO and IEI.

Changes in Trade Accounts Receivable and Allowance for Doubtful Accounts

Gross trade accounts receivable was $26.3 million at July 31, 2011 and remained substantially the same compared to $26.9 million at July 31, 2010. The allowance for doubtful accounts as a percentage of gross trade accounts receivable decreased to 0.5% at July 31, 2011 compared to 0.6% at July 31, 2010. The percentage decrease in the allowance for doubtful accounts was primarily due to the write-off of specific accounts receivable balances.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following tables quantify our future contractual obligations and other commercial commitments as of July 31, 2011:

CONTRACTUAL OBLIGATIONS

Payments Due by Period

(in millions)	Total	Less than 1 year	1—3 years	4—5 years	After 5 years
IDT Energy’s forward contracts (1)	$1.1	$1.1	$—	$—	$—
Commitment to invest in AMSO, LLC (2)	2.2	2.2	—	—	—
Purchase obligations	1.3	1.3	—	—	—
Operating leases	0.9	0.5	0.4	—	—
TOTAL CONTRACTUAL OBLIGATIONS	$5.5	$5.1	$0.4	$—	$—

(1)
At July 31, 2011, the net fair value of IDT Energy’s forward contracts was $16,000 of which $19,000 was included in “Other current assets” and $3,000 was included in “Other current liabilities” in the consolidated balance sheet.

(2)
AMSO’s total committed investment in AMSO, LLC is subject to certain exceptions where the amounts could be greater. The timing of AMSO’s payments is based on the current budget and other projections and is subject to change.

OTHER COMMERCIAL COMMITMENTS

Payments Due by Period

(in millions)	Total	Less than 1 year	1—3 years	4—5 years	After 5 years
Standby letters of credit (1)	$2.5	$1.7	$0.8	$—	$—

(1)	As of July 31, 2011, we had letters of credit outstanding totaling $0.1 million and IDT had letters of credit outstanding for our benefit totaling $2.4 million.

FOREIGN CURRENCY RISK

There were no revenues from customers located outside of the United States in fiscal 2011, fiscal 2010 or fiscal 2009. Expenses incurred by IEI in Israel, primarily for research and development, represented 4.2%, 3.1%, and 1.5% of our total consolidated costs and expenses in fiscal 2011, fiscal 2010 and fiscal 2009, respectively. As such, the net amount of our exposure to foreign currency exchange rate changes was not material.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements,” as defined in relevant SEC regulations that are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources, other than the following. As of July 31, 2011, IDT had restricted cash and cash equivalents of $2.4 million that serve as collateral against letters of credit for our benefit. These letters of credit were collateral to secure primarily IDT Energy’s purchases of natural gas, electric capacity, energy and ancillary services.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Our primary market risk exposure is the price applicable to our natural gas and electricity purchases and sales. The sales price of our natural gas and electricity is primarily driven by the prevailing market price. Hypothetically, if our gross profit per unit in fiscal 2011 had remained the same as in fiscal 2010, our gross profit from electricity sales would have increased by $4.1 million in fiscal 2011 and our gross profit from natural gas sales would have increased by $1.5 million in fiscal 2011.

The energy markets have historically been very volatile, and we can reasonably expect that electricity and natural gas prices will be subject to fluctuations in the future. In an effort to reduce the effects of the volatility of the price of electricity and natural gas on our operations, we have adopted a policy of hedging electricity and natural gas prices from time to time primarily through the use of forward contracts and put and call options. While the use of these hedging arrangements limits the downside risk of adverse price movements, it also limits future gains from favorable movements. These contracts and options do not qualify for hedge accounting, and the mark-to-market change in fair value is recognized in direct cost of revenue in our consolidated statements of operations.

As of July 31, 2011, IDT Energy had the following contracts outstanding:

Commodity	Settlement Date	Volume
Electricity	August 2011	800 MWh
Electricity	September 2011	16,800 MWh
Natural gas	September 2011	2,000,000 Dth
Natural gas	September 2011	500,000 Dth
Natural gas	October 2011	500,000 Dth
Natural gas	October 2011	500,000 Dth
Electricity	December 2011	16,800 MWh
Electricity	December 2011	16,800 MWh

BUSINESS

Genie Energy Ltd., a Delaware corporation, is currently a subsidiary of IDT. Genie owns 99.3% of its subsidiary, GEIC, which owns 100% of IDT Energy and 92% of GOGI. Following the spin-off, our principal businesses, which are currently part of IDT, will consist of:

•	IDT Energy, which operates our energy services company that resells electricity and natural gas to residential and small business customers in New York, New Jersey and Pennsylvania; and

•
Genie Oil and Gas, which consists of (1) AMSO, which holds and manages a 50% interest in AMSO, LLC, our oil shale initiative in Colorado, and (2) an 89% interest in IEI, our oil shale initiative in Israel.

The spin-off will separate our businesses from the remainder of IDT’s operations and holdings. We, along with IDT’s management, believe that the operational and growth prospects of our businesses may best be realized by a separation from those that will remain with IDT based on several factors including industry characteristics and growth prospects of our ESCO and unconventional energy businesses. As a separate company, investors will have the ability to independently value our company, a high-growth energy company, in contrast to IDT’s more mature business. Each of our businesses is described in more detail below.

Our business will consist of two reporting segments: IDT Energy and Genie Oil and Gas (which includes AMSO and IEI).

The minority holders of GEIC include an anticipated member of our board of directors and an entity associated with another individual who was instrumental during the early stages of the development of our oil shale projects. In addition to the 0.7% interest, held by those individuals, Mr. Courter, who serves as the Vice Chairman of our Board of Directors, has an option to exchange 225,130 shares of IDT Class B common stock for shares representing 1% of the then outstanding shares of the common stock of GEIC. Minority holders of GOGI include investors in that business unit affiliated with Michael Steinhardt, Lord Jacob Rothschild and Rupert Murdoch. In addition to the common stock owned, investors affiliated with Mr. Steinhardt and Lord Rothschild hold options and warrants, respectively to purchase additional equity interests in GOGI at determined valuations. The equity interests in IEI not owned by Genie are held by key employees of that business.

Additionally, equity interests in Genie and certain of its operating subsidiaries will likely be issued to management, employees and other key personnel as more fully described under “Executive Compensation” below.

As of October 25, 2011, there were outstanding options to purchase approximately 478,000 shares of IDT Class B common stock, with various exercise prices and expiration dates.  The exercise prices of all of such options were above the market price for IDT’s Class B common stock on such date.  In the spin-off, the exercise price of each outstanding option to purchase IDT Class B common stock will be proportionately reduced based on the trading price of IDT following the spin-off. Further, each option holder will share ratably in a pool of options to purchase 50,000 shares of Genie Class B common stock, meaning that each option holder will receive an option to purchase one tenth of a share of our Class B common stock for each IDT option held as of the spin-off.  The exercise price for all of the Genie options will be equal to the market value and the expiration date of each option will be the expiration of the IDT option held by such option holder.  The Genie options will be issued within 30 days following the spin-off and the exercise price will be the closing price of the Genie Class B common stock on the date of grant.

IDT Energy

In November 2004, IDT launched a retail energy business, IDT Energy, which has since experienced significant growth in meters served. IDT Energy operates our energy service company that resells natural gas and electricity to residential and small business customers in eight utility markets in New York, four utility territories in New Jersey and three utility territories in Pennsylvania. In addition, IDT Energy has pending license applications to operate in two more utility territories in New Jersey and three more utility territories in Pennsylvania.

IDT Energy’s business, particularly its sales of natural gas, is a seasonal business. In fiscal 2011, approximately 80% of our annual natural gas revenues were generated during IDT Energy’s second and third fiscal quarters when demand for heating is highest. The demand for electricity is not as seasonal as natural gas, but is higher during IDT Energy’s first and fourth fiscal quarters when air conditioning usage peaks. Revenues from sales of electricity in the first and fourth quarters of fiscal 2011 represented approximately 57% of total revenues from electricity sales for the fiscal year.

In fiscal 2011, IDT Energy generated revenues of $203.6 million comprised of $137.8 million from sales of electricity and $65.8 million from sales of natural gas, as compared with revenues of $201.4 million in fiscal 2010. In fiscal 2011, IDT Energy’s revenues represent 100% of our total consolidated revenues from continuing operations. In addition in fiscal 2011, IDT Energy had operating income of $22.5 million, as compared with operating income of $37.8 million in fiscal 2010.

IDT Energy’s business, particularly its sales of natural gas, is a seasonal business. In fiscal 2010, approximately 81% of IDT Energy’s annual natural gas revenues were generated during the second and third fiscal quarters when demand for heating is highest. The demand for electricity is not as seasonal as natural gas, but is higher during IDT Energy’s first and fourth fiscal quarters when air conditioning usage peaks. Revenues from sales of electricity in the first and fourth quarters of fiscal 2010 represented approximately 56% of total revenues from electricity sales in fiscal 2010.

In fiscal 2010, IDT Energy generated revenues of $201.4 million comprised of $132.2 million from sales of electricity and $69.2 million from sales of natural gas, as compared with revenues of $264.7 million in fiscal 2009. In fiscal 2010, IDT Energy’s revenues represented 100% of our total consolidated revenues. In addition in fiscal 2010, IDT Energy had operating income of $37.8 million, as compared with operating income of $45.4 million in fiscal 2009.

Customers

IDT Energy’s services are made available to customers under its standard terms and conditions, offering primarily a variable rate via evergreen or month-to-month agreements, which enable it to recover its costs for electricity and natural gas through adjustments to the rates charged to its customers. The frequency and degree of these adjustments are determined by IDT Energy, and are not subject to regulation. While IDT Energy’s contract rates are not subject to regulation, IDT Energy is required to comply with various reporting requirements in order to maintain eligibility to operate as an ESCO. Certain jurisdictions require IDT Energy to publish its customer offers with the applicable public service commission, or PSC, as an administrative matter. The electricity and natural gas IDT Energy sells are generally metered and delivered to IDT Energy customers by the local utilities. As such, IDT Energy does not have a maintenance or service staff for customer locations. These utilities also provide billing and collection services for the majority of IDT Energy’s customers on its behalf. For a small number of direct bill customers, IDT Energy performs its own billing and collection. Additionally, IDT Energy’s receivables are generally purchased by the utilities in whose areas IDT Energy operates for a percentage of their face value (as of July 31, 2011, approximately 98%) in exchange for the utility receiving a first priority lien in the customer receivable without recourse against IDT Energy.

IDT Energy markets its energy services primarily through direct marketing methods, including door-to-door sales, outbound telemarketing, direct mail and Internet signup. The substantial customer growth since inception can be attributed to IDT Energy’s successful expansion into many of the LDCs territories in New York State. As of July 31, 2011, IDT Energy serviced approximately 405,000 meters (232,000 electric and 173,000 natural gas), as compared to approximately 369,000 meters (210,000 electric and 159,000 natural gas) at the end of fiscal 2010 and approximately 397,000 meters (228,000 electric and 169,000 natural gas) at the end of fiscal 2009. The New York State Public Service Commission, or NYPSC, as published on its website in April 2011, indicates that approximately 21.0% (electric) and 18.9% (gas) of eligible New York customers participated in the deregulation of the market by migrating from a utility to an ESCO. According to these statistics, as of July 31, 2011, IDT Energy had captured approximately 14.6% (gas) and 11.8% (electric) of the migrated customers in NYS. Many of IDT Energy’s customers reside in Con Edison territory in New York State with IDT Energy capturing approximately 23% of Con Edison’s territory’s migrated electric customers and 26% of the territory’s migrated gas customers.

IDT Energy’s strategy is to acquire profitable customers in low-risk markets, specifically where the utilities have adopted a portfolio of ESCO-friendly, regulatory-driven programs. Key among these programs are purchase of receivables (POR) programs where utilities are contractually obligated to purchase customer receivables at a pre-determined fixed discount. Under POR programs, utilities offer consolidated billing, where the utilities have the responsibility of billing the individual customer and the subsequent collections of the remittances. Additionally, we target markets in which we can procure energy in an efficient and transparent manner.  We seek to purchase wholesale energy where there is a real time market that reflects a fair price for the commodity for all participants. This, coupled with IDT Energy’s strategy to primarily sell a variable-rate product, allows IDT Energy to reflect a true market cost base and opportunistically vary its rates to its customers taking into account its competitors who are purchasing their commodity at longer intervals.

Utilities in New York State generally offer POR programs without recourse that permit customers with past-due balances to remain in the POR program. However, utilities in New Jersey generally do not permit customers with past-due balances to enroll in their POR programs, and, in the case of PSE&G, remain in their POR programs, which means that after a certain amount of time (determined based on the specific commodity), IDT Energy becomes responsible for the billing and collection of the commodity portion of the future invoices for its delinquent customers. IDT Energy may switch the customer back to the utility at its choosing; the process can typically be accomplished before IDT Energy needs to send an invoice, however it can take one to two billing cycles to complete.

In the third quarter of fiscal 2010, after consideration of the factors described above, IDT Energy began adding customers in two utility territories in New Jersey and Pennsylvania. During the second quarter of fiscal 2011, IDT Energy commenced customer acquisition activities in three more utility territories in these states. As of July 31, 2011, IDT Energy operates in four territories in New Jersey and three territories in Pennsylvania.

IDT Energy also regularly monitors other deregulated or deregulating markets to determine if they are appropriate for entry, and may initiate the licensing process in a selected region should deregulated conditions develop favorably.

Acquisition and Management of Gas and Electric Supply

IDT Energy entered into a Preferred Supplier Agreement with BP during the fourth quarter of fiscal 2009 pursuant to which BP is IDT Energy’s preferred provider of electricity and natural gas. The agreement allows for purchases of electricity and natural gas for customers in areas where the utilities have POR programs, and includes a one-time inclusion of existing IDT Energy customers not covered by a POR program. IDT Energy purchases electricity and natural gas from BP and pays a fee based on volumetric loads in accordance with the agreement. IDT Energy’s obligations to BP are secured by a first security interest in deposits or receivables from utilities in connection with their purchase of customer receivables under the applicable POR program, and in any cash deposits or letters of credit posted in connection with any collateral accounts with BP. Effective January 20, 2010, the agreement with BP was amended to cover the territories in which we operate in New Jersey and Pennsylvania. Effective October 1, 2010, the agreement with BP was modified and extended with a new termination date of June 30, 2014, and with an automatic renewal for an additional year unless either party provides written notice to the other party at least six months prior to June 30, 2014 that it will not renew the agreement. IDT Energy’s ability to purchase electricity and natural gas under this agreement is subject to satisfaction of certain conditions including the maintenance of certain covenants.

Prior to entering into the Preferred Supplier Agreement with BP, IDT Energy purchased natural gas from wholesale suppliers such as Sempra Energy Trading and Nexen as well as from various utility companies, and purchased electricity through wholesale markets administrated by the NYISO. The NYISO operates the high-voltage electric transmission network in New York State, and administers and monitors New York’s wholesale electricity markets.

As an ESCO, IDT Energy does not own electrical power generation, transmission, or distribution facilities, or natural gas production, pipeline or distribution facilities. Besides BP, IDT Energy currently contracts with Dominion Transmission, Inc., National Fuel Supply, Williams Gas Pipeline and Texas Eastern Transmission and others for natural gas pipeline, storage and transportation services, and utilizes the NYISO and PJM for electric transmission and distribution. PJM is a regional transmission organization that coordinates the movement of wholesale electricity in all or parts of thirteen states (including New Jersey and Pennsylvania) and the District of Columbia.

IDT Energy utilizes forward physical delivery contracts for a portion of its purchases of electricity and natural gas, which are defined as commodity derivative contracts. In addition, IDT Energy enters into put and call options as hedges against unfavorable fluctuations in market prices of electricity and natural gas.

The NYISO and PJM perform real-time load balancing for each of the electrical power grids in which IDT Energy operates. Similarly, load balancing is performed by the utilities or LDC for each of the natural gas markets in which IDT Energy operates. Load balancing ensures that the amount of electricity and natural gas that IDT Energy purchases is equal to the amount necessary to service its customers’ demands at any specific point in time. IDT Energy is charged or credited for balancing the electricity and natural gas purchased and sold for its account by its suppliers and the LDCs. IDT Energy manages the differences between the actual electricity and natural gas demands of its customers and its bulk or block purchases by buying and selling any shortfall or excess in the spot market, and through monthly cash settlements and/or adjustments to future deliveries in accordance with the load balancing performed by the LDCs, NYISO and PJM.

Competition

IDT Energy competes with the local utility companies in the areas where it provides service, including Consolidated Edison, Orange and Rockland, Central Hudson, National Fuel, National Grid USA, National Grid dba Keyspan, Rochester Gas and Electric, Public Service Enterprise Group PPL Corporation, PECO, NFG PA, South Jersey Gas and Atlantic City Electric. Some utilities have affiliated companies that are ESCO’s and compete in the same markets that IDT Energy operates. IDT Energy also competes with several large vertically integrated energy companies as well as many independent ESCOs, including Centrica plc, MXenergy Electric Inc., Just Energy Group Inc., Direct Energy LP, and Reliant Energy Northeast LLC.  Some of these competitors or potential competitors may be larger and better capitalized than IDT Energy. The competition with the utilities and ESCOs exposes IDT Energy to the risk of losing customers, especially since residential customers generally do not sign long term contracts.

There are many licensed ESCOs in each of the markets in which we operate. In each major utility service territory there are several ESCOs serving residential natural gas customers and residential electric customers. While it is unclear whether there will be new entrants in these markets, IDT Energy believes ESCO competition in the residential market (which represents the principal market focus for IDT Energy) is not as intense as in the commercial and industrial markets because the majority of ESCOs, unlike IDT Energy, have focused their activities on the commercial and industrial markets, which are comprised of larger customers who prefer to enter into longer term contracts with fixed rates.

Increasing our market share depends in part on our ability to persuade customers to switch to IDT Energy’s service.  Local utilities have certain advantages such as name recognition, financial strength and long-standing relationships with customers.  Persuading potential customers to switch to a new supplier of such an important service is challenging.  If IDT Energy is not successful in convincing customers to switch, our ESCO business, results of operations and financial condition will be adversely affected.

Regulation

IDT Energy currently operates in eight utility markets in New York State, four utility territories in New Jersey and three utility territories in Pennsylvania. In addition, IDT Energy has pending license applications to operate in two more utility territories in New Jersey and three more utility territories in Pennsylvania. The State of New York, the Commonwealth of Pennsylvania, the State of New Jersey, the federal government, and related public service commissions, among others, establish the rules and regulations for our ESCO operations. IDT Energy is affected by the actions of governmental agencies, mostly on the state level by the respective state Public Service Commissions, and other organizations (such as NYISO and PJM) and indirectly the FERC. Regulations applicable to electricity and natural gas have undergone substantial change over the past several years as a result of restructuring initiatives at both the state and federal levels. IDT Energy may be subject to new laws, orders or regulations or the revision or interpretation of existing laws, orders or regulations. Further, if IDT Energy enters markets outside of the utility regions within which it currently operates in New York, New Jersey and Pennsylvania, or markets outside of these states, it would need to be licensed and would be subject to the rules and regulations of such states or municipalities and respective utilities.

Employees

As of August 24, 2011, IDT Energy employs approximately 55 full time employees: approximately 35 of whom are located in the Jamestown, New York office.

Genie Oil and Gas, Inc.

American Shale Oil Corporation

American Shale Oil Corporation, or AMSO, was formed as a wholly owned subsidiary of ours in February 2008. AMSO’s initial entry into the oil shale business occurred in April 2008, when AMSO acquired a 75% equity interest in E.G.L. Oil Shale, L.L.C. (which was subsequently renamed American Shale Oil, LLC, or AMSO, LLC) in exchange for cash of $2.5 million and certain commitments for future funding of AMSO, LLC’s operations. In a separate transaction in April 2008, IDT acquired an additional 14.9% equity interest in AMSO, LLC in exchange for cash of $3.0 million, bringing our and IDT’s total interest in AMSO, LLC to approximately 90%.  In March 2009, a subsidiary of TOTAL S.A., or Total, the world’s fifth largest integrated oil and gas company, acquired a 50% interest in AMSO, LLC in exchange for cash paid to us of $3.2 million and Total’s commitment to fund the majority of AMSO, LLC’s research, development and demonstration, or RD&D, expenditures as well as certain other funding commitments. Immediately prior to this transaction, all owners (including IDT’s 14.9% direct equity interest) other than AMSO exchanged their ownership interest for a proportionate share of a 1% override on AMSO, LLC’s future revenue. IDT assigned the cash proceeds of its override interest to the IDT U.S. Oil Shale Charitable Distribution Trust, subject to certain remainder interests retained by Genie. According to the terms of the transaction, AMSO will operate the project during the RD&D phase. Total will provide a majority of the funding during this phase of the project, and technical and financial assistance throughout the RD&D and commercial stages of the project. Total will lead the planning of the commercial development and will assume management responsibilities during the subsequent commercial phase. After the consummation of the Total transaction, AMSO owned 50% of AMSO, LLC.

Oil shale is an organic-rich, fine-grained sedimentary rock that contains significant amounts of kerogen (a solid mixture of organic chemical compounds) from which liquid hydrocarbons can be extracted. However, extracting oil and gas from oil shale is more complex than conventional oil and gas recovery and is more expensive. Rather than pumping it directly out of the ground in the form of  liquid oil, the oil shale can be mined and then heated to a high temperature through a process called surface retorting, with the resultant liquid separated and collected. An alternative which AMSO, LLC and others are researching and developing is in-situ retorting, which involves heating the oil shale to a temperature of approximately 660°F while it is still underground, and then pumping the resulting liquid and/or gases to the surface. In-situ retorting is considered to be less environmentally invasive than surface retorting and can offer significant economic advantages.

According to reports from the United States Department of Energy, or DOE, oil shale resources in the United States are estimated at over 2 trillion barrels, and based on management estimates, could potentially supply the U.S.’s demand for liquid fuel over the next 100 years.  The majority of those deposits are found in the Green River Formation of Colorado (Piceance Creek Basin), Utah (Uinta Basin) and Wyoming (Green River and Washakie Basins).  In March 2009, the U.S. Geological Survey, or USGS, reported that the total “in-place” oil in the Colorado’s Piceance Basin is approximately 1.525 trillion barrels. The majority of those deposits are found in the Green River Formation of Colorado (Piceance Creek Basin), Utah (Uinta Basin) and Wyoming (Green River and Washakie Basins). Colorado’s Piceance Basin, where AMSO, LLC’s RD&D lease is located as described below, contains some of the richest oil shale resources in the world (as reported by DOE and USGS sources), in some cases each acre is estimated to hold up to 2.5 million barrels of oil equivalent, although such estimates provided are general estimates of the resource in place in the region, may not be specific to the area covered by AMSO, LLC’s RD&D Lease or any commercial lease into which the RD&D Lease is converted, and do not constitute proven, possible or probable reserves of AMSO, LLC as defined under relevant SEC regulations.

In 2005, the U.S. Bureau of Land Management, or BLM, began implementation of the Energy Policy Act passed by Congress, seeking proposals from the private sector to develop the oil shale resources in economically and environmentally responsible ways. In June 2005, nominations were solicited and twenty proposals were submitted, including the proposal of E.G.L. Resources, Inc., or EGL Resources. The proposals, which included technical operational plans, were evaluated by an inter-disciplinary team including representatives from the affected states, as well as the DOE and the Department of Defense. A central feature of EGL Resource’s proposal was the then patent pending in-situ oil shale extraction process, Conduction, Convection, Reflux, or CCR, currently AMSO, LLC’s U.S. Patent 7,743,826. Further, proposals were subjected to environmental analysis under the terms of the National Environmental Policy Act and brought before public meetings in Colorado and Utah. The BLM issued a Finding of No Significant Impact for EGL Resources’ proposed plan of operations; and effective January 1, 2007, EGL Resources received a lease for research, development and demonstration, or RD&D Lease, in western Colorado, which it assigned to its affiliate, E.G.L. Oil Shale, L.L.C. (“EGL”). Out of twenty applications for RD&D Leases submitted, three companies were awarded leases in Colorado to test in-situ technologies (Shell, Chevron and EGL), and one company in Utah (OSEC) was awarded a lease for testing above ground retorting processes. In April 2008, EGL was acquired by AMSO and IDT and subsequently renamed American Shale Oil, LLC.

The RD&D Lease awarded by the BLM to EGL Resources and acquired by AMSO, LLC covers an area of 160 acres. The lease runs for a ten-year period beginning on January 1, 2007, and is subject to an extension of up to five years if AMSO, LLC can demonstrate that a process leading to the production of commercial quantities of shale oil is diligently being pursued. If AMSO, LLC can demonstrate the economic and environmental viability of its technology, it will have the opportunity to submit a one-time payment pursuant to the applicable regulations and convert its RD&D Lease to a commercial lease on 5,120 acres which overlap and are contiguous with the 160 acres covered by its RD&D Lease. AMSO, LLC’s initial plan is to target the illite-rich mining interval where the “illite” rich oil shale is located. As technologies are developed to facilitate environmentally sound extraction processes from additional areas of the oil shale formation, we would expect to pursue the remaining reserves within our commercial lease.

AMSO, LLC is utilizing a team of experienced experts in various fields to conduct research, development and demonstration activities. The team has conducted considerable site characterization, which includes exploration and ground water monitoring wells, coring, logging, and other analysis to further explore, understand and characterize the oil shale resources in its RD&D Lease area. During the third quarter of fiscal 2011, AMSO, LLC continued advanced stage construction work on the surface oil and gas processing facilities while drilling pilot wells for its upcoming pilot test in Colorado. The pilot test is expected to begin in the fall of 2011. The pilot test is intended to confirm the accuracy of several of the key underlying assumptions of the proposed in-situ heating and retorting process. Upon successful completion of the pilot test, AMSO, LLC expects to design and implement a larger scale demonstration project to further test its process and operations under commercial conditions, and assess scalability to commercial levels.

Upon completion of a successful demonstration, AMSO, LLC intends to submit an application to convert the RD&D Lease into a commercial lease.  Under current regulations, in order for the RD&D Lease to be converted into a commercial lease, AMSO, LLC will have to demonstrate the production of shale oil in commercial quantities, which is defined to mean production of shale oil where there is a reasonable expectation that the expanded operation would provide a positive return after all costs of production have been met, including the amortized costs of the capital investment.  The BLM must also determine, following an analysis based on the National Environmental Policy Act, that commercial scale operations can be conducted without unacceptable environmental consequences, and the BLM will have a fair amount of discretion in making this determination.  In order to convert the RD&D lease to a commercial lease AMSO, LLC will also have to (a) demonstrate that it consulted with state and local officials to develop a  plan for mitigating the socioeconomic impacts of commercial development on communities and infrastructure; (b) submit a nonrecurring conversion payment, which pursuant to applicable rules and regulations, will be equivalent to the greater of $1,000 per acre or the Fair Market Value (to be determined) of the commercial lease; (c) provide adequate bonding; and (d) conduct commercial operations in accordance with all applicable laws, rules, regulations or stipulations provided for. Further, in determining whether to convert the RD&D Lease into a commercial lease, the BLM will also analyze the commercial viability of shale oil production, which will depend on the market price of competing products at such time.  Current environmental challenges, however, have led to the BLM announcing their intention to issue new regulations, which could affect the commercial royalty rates and potentially the conversion criteria and thereby making conversion to a commercial lease commercially unfeasible or impracticable.

Through the development of its technology and implementation of its plan of operations, AMSO, LLC hopes to provide a significant domestic supply of liquid fuels at a competitive price and with acceptable environmental impacts. AMSO, LLC believes that its technical and operating approaches could minimize the potential for adverse environmental impacts. AMSO, LLC’s patented CCR heating process and well layout plan have been, and continue to be, designed to maximize energy efficiency and minimize the number of wells needed and the impact on the surface of the lease area. By targeting the deep illite-rich oil shale under the known aquifers, AMSO, LLC expects to maintain the geologic barriers between retorts and protected water sources, and to minimize the amount of clean water needed for its operations. AMSO, LLC is also working diligently to meet emission standards, reduce carbon dioxide generation through thermal efficiency, and develop methods to sequester carbon dioxide generated during heating operations.

AMSO, LLC’s operating office is in Rifle, Colorado. AMSO, LLC is supported by AMSO and Genie professionals based in Newark, New Jersey. AMSO, LLC rents 2,430 square feet of office space and 2,000 square feet of warehouse space in Rifle under operating leases with flexible terms and conditions.

AMSO, LLC incurred $25.4 million, $7.1 million and $6.0 million on research and development in fiscal 2011, fiscal 2010 and fiscal 2009, respectively. Beginning in March 2009, AMSO accounts for its 50% ownership interest in AMSO, LLC using the equity method, therefore we did not consolidate AMSO, LLC’s research and development expense in fiscal 2011 or fiscal 2010, while in fiscal 2009 we consolidated the expense until March 2009. Instead, our share of AMSO, LLC’s net loss is included in “Equity in net loss of AMSO, LLC” in our consolidated statements of operations.

Israel Energy Initiatives, Ltd.

In March 2008, GEIC indirectly formed Israel Energy Initiatives, Ltd., or IEI, an Israeli company. IEI holds an exclusive Shale Oil Exploration and Production License awarded in July 2008 by the Israeli Ministry of National Infrastructures. The license covers approximately 238 square kilometers in the south of the Shfela region in Israel, which is estimated to hold approximately 40 billion barrels of oil equivalent in the form of oil shale, and grants IEI an exclusive right to demonstrate in-situ technologies for potential commercial shale oil production, although such estimates provided are management estimates of the resource in place in our license area, may not be specific to any future commercial lease which IEI may receive, and do not constitute proven, possible or probable reserves of IEI as defined under relevant SEC regulations. Under the terms of the license, IEI is to conduct a geological appraisal study across the license area, characterize the resource and select a location for a pilot plant in which it will demonstrate its in-situ technology. The initial term of the license was for three years until July 2011. The license was extended for an additional year until July 2012, and it may be further extended in one year increments until July 2015. Assuming IEI receives an extension to its license before it expires in July 2012, the pending lawsuit filed in August 2010 by the Israel Union for Environmental Defense is favorably resolved, and IEI successfully demonstrates a commercially viable and environmentally acceptable technology, IEI intends to apply for a long-term commercial lease from the Israeli government to build and operate a commercial project. According to Israeli law, as long as a license holder operates in compliance with a pre-approved plan, the State of Israel must grant an extension of the initial license term. Further, under the Israeli petroleum law, long-term leases are typically for a term of 30 years, with a possible extension for an additional 20 years.

IEI believes that Israel presents a unique opportunity for the development of a commercial scale oil shale industry. The country is almost 100% dependent on imported oil for its transportation needs, and energy security is therefore a significant strategic issue, as well as a material burden on the Israeli economy. Compared with other oil shale resources worldwide, IEI believes that the Shfela basin resource is thick, shallow and dry. Short distances in Israel significantly reduce infrastructure and operating costs. Israel has existing complex refining capacity as well as, an existing pipeline infrastructure. IEI believes that environmental concerns are materially mitigated by the fact that the local aquifer is geologically confined and located well below the target oil shale layer and thus is highly unlikely to be contaminated in the proposed process being developed. Further, IEI believes that no direct competition currently exists in Israel for the production of oil from shale.

IEI began its resource appraisal study in the third quarter of calendar 2009, and it is expected that the field operations of this phase will be finalized in calendar 2011. The resource appraisal is comprised primarily of a drilling operation conducted in the license area. The resource appraisal plan includes drilling and coring several wells to depths of approximately 600 meters as well as well logging, analysis of core materials and other geochemical tests, water monitoring and hydrology tests, as well as laboratory analyses of samples and other laboratory experiments. To date, the results from the appraisal process, both from field tests and laboratory experiments, confirm IEI’s expectations as to the attractiveness of the oil shale resource in the license area from the standpoint of richness, thickness and hydrology. IEI is continuing permitting and other preparatory work required prior to construction of a pilot plant and operation of a pilot test. The pilot test will provide a basis for determining the technical, environmental and economic viability of IEI’s proposed process for extracting oil from the oil shale resource. If not delayed by permitting, regulatory action or pending litigation, pilot test drilling and construction could begin in calendar 2012, and pilot test operations could begin in calendar 2013. Pilot test operations are contingent on receipt of an extension to the current license which expires in July 2012.

Construction may be delayed or even suspended if IEI loses its license as a result of the legal proceeding filed by the Israel Union for Environmental Defense as discussed more fully in Legal Proceedings elsewhere in this Information Statement.

IEI operates out of IDT’s offices in Jerusalem and a field office and workshop near the city of Beit Shemesh. In addition, IEI built and operates a research laboratory located on the campus of Ben Gurion University in Be’er Sheva.

IEI incurred $7.8 million, $5.2 million and $3.1 million in research and development in fiscal 2011, fiscal 2010, and fiscal 2009, respectively.

Competition

If Genie Oil and Gas is successful developing and producing commercial quantities of oil and gas from oil shale in an environmentally acceptable manner and receives all the necessary regulatory approvals, then, in the commercial production phases of operations, it will likely face competition from conventional and unconventional oil producers, other fossil fuels and other alternative energy providers in marketing and selling refined products and natural gas. Many of the potential competitors, including national oil companies, are larger and have substantially greater resources to be able to withstand the volatility of the oil and gas market (i.e. price, availability, refining capacity, etc.).

Regulation

AMSO, LLC was granted an RD&D Lease by the BLM for 10 years beginning on January 1, 2007 with up to a 5-year extension upon demonstration that a process leading up to the production of commercial quantities of shale oil is diligently pursued. Throughout the term of the RD&D Lease, AMSO, LLC will execute various activities and milestones within the technical phases of its research and development plan with the aim of ultimately converting its RD&D Lease to a long term commercial lease.

In order to execute these activities and milestones, AMSO, LLC must obtain the necessary permitting and comply with the various rules, regulations, and policies spanning multiple regulatory bodies and governmental agencies at various levels. In connection with the site characterization phase (which AMSO, LLC completed) and the pilot phase (which is ongoing), AMSO, LLC has been working to ensure compliance with rules, regulations, and policies of the BLM and the Department of Environmental Protection at the federal level, with the Colorado Division of Reclamation and Mining Service and the Air Pollution Control Division and the Water Control Division of the Colorado Department of Public Health and Environment at the state level, and with Rio Blanco County at the county level. In accordance with the technical and regulatory requirements of the RD&D Lease, in May 2009, AMSO, LLC submitted its in-situ Plan of Development to the BLM. In September 2009, the BLM approved AMSO, LLC’s Plan of Development, allowing AMSO, LLC to proceed with implementation, subject to compliance with Colorado’s permitting requirements (which AMSO, LLC has satisfied). AMSO, LLC continues to refine its Plan of Development in conjunction with its ongoing operations, and the BLM has approved such modifications.

Although AMSO, LLC has diligently worked to satisfy the regulatory requirements and challenges necessary for implementing the site characterization and initial pilot phase of the project, it is difficult at this time to predict all of the compliance requirements that may be necessary throughout the life of the project.

IEI holds an exclusive Shale Oil Exploration and Production License that expires in July 2012. While IEI expects the license to be further extended in one year increments until July 2015 (the maximum term of a license under Israeli Law is seven years) IEI may also apply for a new license, there is no guarantee the license will be extended as described above or that a new license would be granted. As set forth more fully in Legal Proceedings elsewhere in this Information Statement, IEI could also potentially lose its license if the legal proceeding filed by the Israel Union for Environmental Defense seeking to set aside or cancel the license is successful. In addition, the license is subject to certain conditions and milestones and the failure to achieve those milestones may result in the termination, revocation, suspension or limitation of the license.

In order to execute its plan of operation, IEI must obtain and comply with a large number of permits and authorizations from various government agencies, local authorities and other regulators and interested parties in Israel, such as the District Planning Committee, the Ministry of Environmental Protection, the Israel Defense Forces and many others. IEI believes it has duly met all such requirements to date and will continue to do so in the future, but this may considerably delay our operations. To date, IEI’s plans have faced considerable opposition from environmental and local groups.

In order to execute its long term commercial plan, IEI must obtain a Lease under the Petroleum Law. A Lease is granted for an initial period of up to 30 years, with possible extension for an additional 20 years. Such a lease can be granted if a “Discovery” under the Law is declared by the Petroleum Commissioner during the license period. However, we are unaware of any clear guidelines, criteria or precedent of how that term applies to oil shale.

Intellectual Property

In connection with its RD&D process and related technologies, AMSO, LLC owns two issued patents in the United States and has several pending applications, both in the United States and abroad. The two issued patents are patent No. 7,743,826 which expires April 16, 2028 and patent No. 7,921,907 which expires January 20, 2027. These patents are both directed to in situ methods and systems for the extraction of oil from shale and are integral to our technical and operational plans.

AMSO has also filed three trademark applications in the United States. IEI has filed seven U.S. provisional patent applications on methods for improved hydrocarbon recovery from unconventional resources, including improvements in both in situ and ex situ methods.

Employees

AMSO (including AMSO, LLC) employs four full-time employees, including a secondee assigned by Total, while IEI employs approximately 20 full-time employees. AMSO and IEI also retain the services of a number of professional consultants, including geologists, hydrologists, drilling and completions engineers, process engineers, environmental experts, permitting consultants, energy experts specializing in the Israeli market, legal, land designation and acquisition consultants.

Industry Segments and Geographic Areas

For disclosure regarding our industry segments and geographic areas, please see Note 14 to our Consolidated Financial Statements below.

MANAGEMENT

Executive Officers, Directors and Key Personnel

Set forth below is information concerning those persons that we expect to serve as our executive officers, directors and certain key personnel immediately following the spin-off.

Name	Age	Position
Howard S. Jonas	55	Chairman of the Board of Directors
Claude Pupkin	49	Chief Executive Officer
Avi Goldin	34	Chief Financial Officer
Geoffrey Rochwarger	40	Vice Chairman
James Courter	70	Director and Vice Chairman of the Board
W. Wesley Perry	55	Director
Allan Sass	72	Director
Alan B. Rosenthal	57	Director
Liore Alroy	43	Deputy Chairman
Alan K. Burnham	60	Chief Technology Officer, AMSO, LLC
Harold Vinegar	62	Chief Scientist, IEI

Howard S. Jonas has served as Chairman of Genie since January, 2011 and Co-Vice Chairman of Genie Energy International Corporation since September 2009. Mr. Jonas founded IDT in August 1990, and has served as Chairman of IDT’s Board of Directors since its inception. Mr. Jonas has served as Chief Executive Officer of IDT since October 2009 and from December 1991 until July 2001. Mr. Jonas served as President of IDT from December 1991 through September 1996, and as Treasurer of IDT from inception through 2002. Mr. Jonas has served as the Chairman of the Board of CTM Media Holdings, Inc. since August 2009.  Mr. Jonas has also served as the Vice Chairman of the Board of Directors of IDT Telecom from December 1999 to April 2008, as Co-Chairman since April 2008, and as a director of IDT Capital since September 2004. Mr. Jonas served as Co-Chairman of the Board of Directors of IDT Entertainment from November 2004 until August 2006. From August 2006 until August 2011, Mr. Jonas served as a director of Starz Media Holdings, LLC, Starz Media, LLC and Starz Foreign Holdings, LLC, each of which is a subsidiary of Liberty Media Corporation. In addition, Mr. Jonas has been a director of IDT Energy since June 2007 and a director of American Shale Oil Corporation since January 2008. Mr. Jonas is also the founder and has been President of Jonas Media Group (f/k/a Jonas Publishing) since its inception in 1979. Mr. Jonas was the Chairman of the Board of Directors of Net2Phone from October 2001 to October 2004, the Vice Chairman of the Board of Directors of Net2Phone from October 2004 to June 2006, and has served as the Chairman of Net2Phone since June 2006. Mr. Jonas received a B.A. in Economics from Harvard University.

Key Attributes, Experience and Skills:

As founder of the Company and Chairman of the Board since its inception, Mr. Jonas brings extensive and detailed knowledge of all aspects of our Company and each industry it is involved in to the Board. In addition, having Mr. Jonas on the Board provides our Company with effective leadership.

Claude Pupkin has served as Chief Executive Officer of Genie since August 2011 and has been an Executive Vice President of IDT Corporation since December 2008 and has served as Chief Financial Officer of Genie Energy International Corporation since September 2009 and as President, Treasurer and Secretary of AMSO LLC since April 2008.  Mr. Pupkin joined IDT in January 2003 and has held several positions with IDT and its affiliates. Previously, Mr. Pupkin served as IDT’s Senior Vice President of Corporate Development. Before joining the parent company, Mr. Pupkin was the Executive Vice President of Finance and Corporate Development for Net2Phone, which was a publicly-traded affiliate of IDT that was fully acquired by IDT in March 2006. In that role, Mr. Pupkin led a follow-on public equity offering for Net2Phone in 2003.  Prior to joining IDT, Mr. Pupkin’s career included more than 17 years of finance, investment banking and accounting experience. Immediately prior to joining IDT, Mr. Pupkin led JP Morgan Chase’s Latin America Telecommunications, Media and Technology Investment Banking business. He also worked for several years at Morgan Stanley & Co. and Citibank as an investment banker, assisting companies in raising capital from the debt and equity markets and executing strategic transactions. He began his professional career as a CPA with Ernst & Young (formerly Ernst & Whinney). Mr. Pupkin holds an MBA from The Wharton School of the University of Pennsylvania, an MA in International Studies from the University of Pennsylvania and a Bachelors Degree in Accounting from the University of Maryland, College Park where he graduated Summa Cum Laude. Mr. Pupkin is fluent in Spanish and Portuguese.

Avi Goldin has served as Chief Financial Officer of Genie since August 2011 and has been a Vice President of IDT Corporation since May 2009. Mr. Goldin originally joined IDT in January 2004 and held several positions within IDT and its affiliates before leaving to join CayComm Media Holdings, a privately backed telecommunications acquisition fund, where he served as Vice President, Finance.  Mr. Goldin rejoined IDT in May 2009 as Vice President of Corporate Development. Prior to joining IDT, Mr. Goldin served as an Investment Analyst at Dreman Value Management, a $7 billion asset management firm and an Associate in the Satellite Communications group at Morgan Stanley & Co.  Mr. Goldin holds an MBA from the Stern School of Business of New York University, a BA in Finance from the Syms School of Business of Yeshiva University and is a Chartered Financial Analyst (CFA).

Geoffrey Rochwarger has served as Vice Chairman of Genie since August 2011, and has served as Chief Executive Officer of IDT Energy since January 2007 and as Chairman of IDT Energy since June 2007.  From 2004 to 2009, Mr. Rochwarger served as President and Director of IDT Capital, Inc., the then business incubator for IDT.   Prior to 2004, Mr. Rochwarger has held various executive officer positions at IDT Corporation and its affiliates. Mr. Rochwarger received a B.A. in Economics and Psychology at Yeshiva University in 1992.  Mr. Rochwarger is not a member of the Board of Directors of the Company.

James A. Courter has served as Vice Chairman of the Board and director of Genie since August 2011.  Mr. Courter joined IDT in October 1996 and served as President of IDT from October 1996 until July 2001, and as Chief Executive Officer from August 2001 to October 2009. Mr. Courter has been a director of IDT since March 1996 and has been Vice Chairman of the Board of Directors of IDT since March 1999. Mr. Courter has served as Co-Vice Chairman of the board of directors of Genie Energy International Corporation since September 2009. In addition, from December 1999 to October 2009, Mr. Courter served as a director of IDT Telecom and as a director of Net2Phone, and served as a director of IDT Capital from September 2004 to October 2009. Mr. Courter served as the Vice Chairman of IDT Entertainment from November 2003 to August 2006. Mr. Courter has been a senior partner in the New Jersey law firm of Courter, Kobert & Cohen since 1972. He was also a partner in the Washington, D.C. law firm of Verner, Liipfert, Bernhard, McPherson & Hand from January 1994 to September 1996. Mr. Courter was a member of the U.S. House of Representatives for 12 years, retiring in January 1991. From 1991 to 1994, Mr. Courter was Chairman of the President’s Defense Base Closure and Realignment Commission. Mr. Courter also serves as a director of The Berkeley School. He received a B.A. from Colgate University and a J.D. from Duke University Law School.

Key Attributes, Experience and Skills:

Mr. Courter’s experience as a U.S. Congressman for twelve years positions him to provide guidance in government relations. Moreover, Mr. Courter’s fourteen year tenure with IDT (eight of which was as Chief Executive Officer) affords him extensive knowledge of our various businesses, and experience running of a company with diverse holdings and operations. Mr. Courter also brings leadership oversight to the Board.

W. Wesley Perry has served as a director of GEIC since September 2009.  Mr. Perry has been a director of IDT Corporation since September 2010.  Mr. Perry owns and operates S.E.S. Investments, Ltd., an oil and gas investment company since 1993. He has served as CEO of E.G.L. Resources, Inc. since July 2008 and served as its President from 2003 to July 2008. Mr. Perry has served as Chairman of the board of directors of Genie Energy International Corporation since September 2009. Mr. Perry has been a director of United Trust Group (OTC:UTGN) since June 2001 and has served on its Audit Committee since June 2002. Mr. Perry is currently the Chairman of the United Trust Group’s Audit Committee. He has served as a director of American Capitol Insurance Company and Texas Imperial Life Insurance Company since 2006. He served as a director of Western National Bank from 2005 to 2009. Mr. Perry served as an at-large councilperson on the Midland City Council from 2002 to 2008. He is currently the Mayor of Midland, Texas, elected in November 2007. He is the President of the Milagros Foundation, a board member of the Abel-Hangar Foundation and a director of the River Foundation. He has a Bachelor of Science degree in Engineering from University of Oklahoma.

Key Attributes, Experience and Skills:

Mr. Perry’s history in the oil and gas industry demonstrates his significant experience in and knowledge of our unconventional oil and gas business. Mr. Perry’s strong financial background, including his service as chairman of the audit committee of United Trust Group, also provides financial expertise to the Board, including an understanding of financial statements, corporate finance and accounting.

Allan Sass, PhD is the former President and Chief Executive Officer of Occidental Oil Shale Corporation, a subsidiary of Occidental Petroleum. He is a member of the Editorial Board of the technical journal, In-Situ.  Mr. Sass has a Bachelor of Science in Chemical Engineering from Cooper Union and a Master of Science and PhD in Chemical Engineering from Yale University.

Key Attributes, Experience and Skills:

Mr. Sass’ history in the oil shale industry demonstrates his significant experience in and knowledge of our unconventional oil and gas business.

Alan B. Rosenthal is the founding and managing partner of ABR Capital Financial Group LLC, an investment fund, founding partner and owner of NorthStar Travel, founding partner of Alaska Business Monthly and founding partner and owner of Master Dental Alliance.  Mr. Rosenthal is the assistant clinical professor of Micro-Neurosurgical Treatment of Oral Pathology at New York University.  Mr. Rosenthal is a board member of Yeshiva University and served on the board of directors of IDT Corporation from 1996-1997.  He has a Bachelors of Science from Rutgers University and a DMD from the University of Pennsylvania.

Key Attributes, Experience and Skills:

Mr. Rosenthal’s strong financial background as founding partner and owner of various businesses and provides financial expertise to the Board, including an understanding of financial statements, corporate finance and accounting.

Liore Alroy will serve as our Deputy Chairman effective with the spin-off.  Mr. Alroy served as an Executive Vice President of IDT from December 2007 to October 2011. Mr. Alroy has served as the Chief Executive Officer, President and Co-Chairman of IDT Telecom from April 2008 to April 2011. From October 2004 through October 2011, he served as the Chief Executive Officer and a Director of Net2Phone, which was an affiliate of IDT that was fully acquired by IDT in March 2006. Mr. Alroy joined IDT in 2001 and has since served in various capacities with IDT and its affiliates, including as a Senior Vice President for Strategic Initiatives. He is a graduate of Cornell University and Columbia University Law School. Mr. Alroy is not a member of the Board of Directors of the Company.

Alan K. Burnham, PhD has served as Chief Technology Officer, American Shale Oil, LLC since March 2008. Prior to his position as CTO of AMSO, LLC, Dr. Burnham was employed at the Livermore National Laboratory (LLNL) in the areas of oil shale processing, petroleum geochemistry, laser fusion targets and large optics for the National Ignition Facility, and energetic materials. Dr. Burnham has published three patents and approximately 250 journal articles, conference proceedings, and publicly available LLNL technical reports. He has been active in numerous professional societies and won a Federal Laboratory Consortium award for excellence in technology transfer in 1990. Dr. Burnham received his BS in Chemistry from Iowa State University and a PhD in Physical Chemistry from the University of Illinois at Champaign-Urbana.

Harold Vinegar, PhD has served as Chief Scientist of IEI since December 2008. Prior to his position as Chief Scientist of IEI, Dr. Vinegar was Chief Scientist, Physics, of Royal Dutch Shell. Dr. Vinegar spent 32 years at Shell’s Bellaire Technology Center in Texas working on novel hydrocarbon exploration and production technologies. Dr. Vinegar has spent almost 30 years in developing novel thermal recovery processes to unconventional resources. Dr. Vinegar is a co-inventor of Shell’s In situ Conversion and In situ Upgrading Processes (ICP and IUP) that have been piloted successfully in Colorado oil shale and Alberta tar sands. Dr. Vinegar was elected a Fellow of the American Physical Society in 1999, cited “for contributions to the science and technology of oil exploration and environmental remediation, particularly thermal methods for extracting hydrocarbons from the ground and for applications of NMR methods to well logging.” In addition, Dr. Vinegar has published over 270 patents and 50 publications in fields such as the complex conductivity of shaly sands; Xray CT, NMR spectroscopy and NMR imaging of cores; NMR well logging; microseismic imaging of hydraulic fractures; and wireless power and communications for intelligent wells. In 2005, Dr. Vinegar was elected to the National Academy of Engineering. Dr. Vinegar received his BA in Physics from Columbia University and his MA and PhD degrees in physics from Harvard University.

Board of Directors

Our Board of Directors is composed of Howard Jonas, Jim Courter, W. Wesley Perry, Allan Sass and Alan B. Rosenthal. Each director was elected by IDT, acting as our sole stockholder. A majority of our directors are independent in accordance with our Corporate Governance Guidelines, the rules of NYSE and other applicable laws. Each director will hold office, in accordance with our Amended and Restated Certificate of Incorporation and Amended By-laws until the next annual meeting of stockholders and until his successor is duly elected and qualified.

In addition, on August 31, 2010, we formed a Strategic Advisory Board to advise management on strategic, financial, operational, and public policy matters related to our oil shale ventures. Members of the Genie Strategic Advisory Board, who are not members of our Board of Directors, consist of:

Alan K. Burnham, PhD – see above.

Richard Cheney – 46th Vice President of the United States. Former President and CEO of Halliburton Company, and U.S. Secretary of Defense.

K. Rupert Murdoch – Founder, Chairman of the Board, and CEO of News Corporation, one of the world's largest diversified media companies.

Eugene A. Renna – Director of Ryder System, Inc., served as Executive Vice President and a member of its Exxon Mobil's Board of Directors before retiring in 2002. He was President and Chief Operating Officer of Mobil Corporation, and a member of its Board of Directors, until the time of its merger with Exxon Corporation in 1999.

Lord Jacob Rothschild, OM, GBE – Chairman of the J. Rothschild group of companies and of RIT Capital Partners plc (RITCP), the investment trust company. RITCP is listed on the London Stock Exchange and has a market cap of over £1.7 billion. Jacob Rothschild is also Chairman of Five Arrows Limited, a family investment company, and a number of other companies. Jacob Rothschild is a noted philanthropist, and serves as Chairman of the Rothschild Foundation.

Michael Steinhardt – Principal Manager, Steinhardt Management LLC. Renowned hedge fund investor and founder Steinhardt, Fine, Berkowitz & Co., and noted philanthropist.

Stephen M. Trauber – Vice Chairman and Global Head of Energy, Citigroup Investment Banking Division.

Harold Vinegar, PhD – see above.

CORPORATE GOVERNANCE

Director Independence

Our Corporate Governance Guidelines provide that a majority of our directors must be independent under criteria established by the NYSE. Messrs. Perry, Rosenthal and Sass meet such independence criteria, so a majority of our directors are independent in accordance with our Corporate Governance Guidelines and the rules of the NYSE and other applicable laws.

Controlled Company Exemption

Following the spin-off, we will be a “controlled company” as defined in section 303A of the NYSE Listed Company Manual because more than 50% of our voting power will be beneficially held by Howard S. Jonas, our Chairman of the Board. As a “controlled company,” we will be exempt from certain NYSE listing standards. As discussed below, we intend to apply this “controlled company” exemption for our corporate governance practices only with respect to (i) the independence requirements of our Nominating Committee and (ii) not having a single Nominating/Corporate Governance Committee.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Nominating Committee, a Compensation Committee, and a Corporate Governance Committee. All members of the Audit, Compensation and Corporate Governance Committees meet the criteria for independence as established by NYSE and under the Sarbanes-Oxley Act of 2002. Each of the Committees is described in greater detail below. The Board has established written charters for each of the Committees, which will be available on our website located at www.genie.com following the spin-off. Following the spin-off, any changes to the charters will be reflected on our website.

Audit Committee

Our Board of Directors has designated Messrs. Perry, Rosenthal and Sass as members of our Audit Committee. The principal duties of the Audit Committee under its written charter include: (i) responsibilities associated with our external and internal audit staffing and planning; (ii) accounting and financial reporting issues associated with our financial statements and filings with the SEC; (iii) financial and accounting organization and internal controls; (iv) auditor independence and approval of non-audit services; and (v) “whistle-blower” procedures for reporting questionable accounting and audit practices.

The Audit Committee charter requires that the Committee be comprised of at least three directors, all of whom must be independent under the NYSE listing standards and the Sarbanes-Oxley Act of 2002. Messrs. Perry, Rosenthal and Sass meet such criteria. In addition, each member of the Audit Committee is financially literate within the meaning of the NYSE listing standards, and Mr. Perry has sufficient accounting or financial management expertise to qualify as an “audit committee financial expert,” as determined by the Board of Directors in accordance with SEC rules. Mr. Perry serves as Chairman of the Audit Committee.

Nominating Committee

Our Board of Directors has designated Messrs. Jonas, Courter and Perry as members of our Nominating Committee. The principal duties of the Nominating Committee under its charter include: (i) developing the criteria and qualifications for membership on the Board of Directors; (ii) recommending candidates to fill new or vacant positions on the Board of Directors; and (iii) conducting appropriate inquiries into the backgrounds of potential candidates. We intend to apply the NYSE exemption related to a controlled company which allows a “controlled company” to be exempted from complying with rules requiring that only independent directors comprise our Nominating Committee. Mr. Jonas serves as Chairman of the Nominating Committee.

Compensation Committee

Our Board of Directors has designated Messrs. Perry, Rosenthal and Sass as members of our Compensation Committee. The principal duties of the Compensation Committee under its charter include: (i) ensuring that a succession plan for the Chief Executive Officer is in place; (ii) reviewing management’s recommendations for executive officers and making recommendations to the Board of Directors; (iii) approving the compensation for the Chief Executive Officer; (iv) reviewing and approving compensation policies and practices for other executive officers including their annual salaries; (v) reviewing and approving major changes in employee benefit plans; (vi) reviewing short and long-term incentive plans and equity grants; and (vii) recommending to the full Board of Directors changes to the compensation of the independent members of the Board of Directors. The Compensation Committee charter requires that the Committee be comprised of at least three directors, all of whom must be independent under our Corporate Governance Guidelines. Messrs. Perry, Rosenthal and Sass meet such criteria. Mr. Sass serves as Chairman of the Compensation Committee.

Corporate Governance Committee

Our Board of Directors has designated Messrs. Perry, Rosenthal and Sass as members of our Corporate Governance Committee. The principal duties of the Corporate Governance Committee under its charter include: (i) reviewing our Corporate Governance Guidelines and other policies and governing documents and recommending revisions as appropriate; (ii) reviewing any potential conflicts of independent directors; (iii) reviewing and monitoring related person transactions; and (iv) overseeing the self-evaluations of the Board of Directors, the Audit Committee and the Compensation Committee. The Corporate Governance Committee charter requires that the Committee be comprised of at least three directors, all of whom must be independent under the NYSE listing standards. Messrs. Perry, Rosenthal and Sass meet such criteria. Mr. Rosenthal serves as Chairman of the Corporate Governance Committee.

Governance Practices

Following the spin-off, we will observe corporate governance practices and principal governance documents which are designed to ensure that we maximize stockholder value in a manner that is consistent with both the legal requirements applicable to us and a business model that requires our employees to conduct business with the highest standards of integrity. Our Board of Directors has adopted and adheres to corporate governance principles which the Board and senior management believe promote this purpose, are sound and represent best practices, and will review these governance practices, the corporate laws of the State of Delaware under which we were incorporated, the NYSE listing standards and the regulations of the SEC, as well as best practices recognized by governance authorities to benchmark the standards under which it operates. Our principal governance documents are as follows:

•	Corporate Governance Guidelines;

•	Board of Directors committee charters, including:

▪	Audit Committee charter;
▪	Nominating Committee charter;
▪	Compensation Committee charter; and
▪	Corporate Governance Committee charter; and

•	Code of Business Conduct and Ethics.

Our governance documents will be available following the distribution date on our web site at www.genie.com.

Our Board of Directors, with assistance from its Corporate Governance Committee, will regularly assess our governance practices in light of legal requirements and governance best practices.

Executive Director Sessions

Under our Corporate Governance Guidelines, the outside directors will meet in regularly scheduled executive sessions without management.  The Board’s Lead Independent Director, currently Mr. Perry, will serve as the presiding director at these meetings.

Communications with the Board of Directors

After the spin-off, stockholders and other interested persons seeking to communicate directly with the Board of Directors, with the lead independent director or the independent directors as a group, should submit their written comments c/o Lead Independent Director at our principal executive offices set forth on page 4. The lead independent director will review any such communication at the next regularly scheduled Board meeting unless, in his or her judgment, earlier communication to the Board is warranted.

If a stockholder communication raises concerns about the ethical conduct of us or our management, it should be sent directly to our Corporate Secretary at our principal executive offices set forth on page 4. The Corporate Secretary will promptly forward a copy of any such communication to the Chairman of the Audit Committee and, if appropriate our Chairman, and take such actions as they authorize to ensure that the subject matter is addressed by the appropriate committee of the Board of Directors, by management and/or by the full Board.

The Corporate Secretary may filter out and disregard or re-direct (without providing a copy to the directors or advising them of the communication), or may otherwise handle at his or her discretion, any director communication that falls into any of the following categories:

•	Obscene materials;
•	Unsolicited marketing or advertising material or mass mailings;
•	Unsolicited newsletters, newspapers, magazines, books and publications;
•	Surveys and questionnaires;

•	Resumes and other forms of job inquiries;
•	Requests for business contacts or referrals;
•	Material that is threatening or illegal; or
•	Any communications or materials that are not in writing.

In addition, the Corporate Secretary may handle in his or her discretion any director communication that can be described as an “ordinary business matter.” Such matters include the following:

•	Routine questions, service and product complaints and comments that can be appropriately addressed by management; and
•	Routine invoices, bills, account statements and related communications that can be appropriately addressed by management.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics which applies to our directors, Chief Executive Officer, Chief Financial Officer and all Genie employees.

DIRECTOR COMPENSATION

There was no director compensation paid in fiscal 2011. Following the spin-off, each non-employee director of the Company who attends at least 75% of the regularly scheduled meetings of the Board of Directors and committees of which they are members during a calendar year will receive an annual cash retainer of $50,000. Such payment will be made in January of the calendar year following attendance of at least 75% of the Board of Directors meetings during the preceding year, and is pro-rated, based on the quarter in which they join, for non-employee directors who join the Board of Directors or depart from the Board of Directors during the prior year, if such director attended 75% of the applicable Board of Directors meetings for such partial year. The Company’s Chairman may, in his discretion, waive the requirement of 75% attendance by a director to receive the annual retainer in the case of mitigating circumstances. The Compensation Committee periodically reviews our director compensation practices. In addition, each member of our board of directors will receive an annual grant of restricted shares of our Class B common stock (pro-rated based on the quarter in which they join the Board).  The number of shares in the annual grant will be fixed following the spin-off to have a value of approximately $20,000 as of the spin-off.  Shares will be vested immediately upon grant.  The Compensation Committee believes that our director compensation is fair and appropriate in light of the responsibilities and obligations of our directors.

EXECUTIVE COMPENSATION

Compensation of our Named Executive Officers

Prior to the spin-off, all of the named executive officers were employees of IDT and all compensation for fiscal year 2011 disclosed in the table below was paid by IDT for services provided by the named executive officers to our business segments and other units of IDT. During fiscal year 2011, Howard Jonas served as the Chairman of the Board of Directors and CEO of IDT, Claude Pupkin served as Executive Vice President of IDT and Chief Financial Officer of Genie, Geoff Rochwarger served as the Chief Executive Officer of IDT Energy and Avi Goldin served as Vice President of IDT.

The historical compensation of Howard Jonas and Claude Pupkin were set by the Compensation Committee of the Board of Directors of IDT after discussions with management about the recommended levels and components of compensation for each of the individuals. The historical compensation of Messrs. Rochwarger and Goldin were set by the management of IDT.

Employment Agreements

Each of Messrs. Jonas, Pupkin and Goldin has entered into employment agreements with the Company, effective October 28, 2011. The following is a description of the material terms of the compensation provided pursuant to the employment agreements.

Howard Jonas: Mr. Jonas has entered into an employment agreement with the Company (the “Jonas Employment Agreement”) , effective as of October 28, 2011, pursuant to which Mr. Jonas will serve as Chairman of the Board of Directors of the Company. Under the terms of the Jonas Employment Agreement, unless otherwise agreed with the Company, Mr. Jonas shall not receive an annual base salary, but shall be eligible to receive bonuses as determined by the Compensation Committee of the Board of Directors of the Company. If Mr. Jonas’ employment is terminated due to his death or disability, as defined in the Jonas Employment Agreement, or terminated by the Company with or without “cause”, as defined in the Jonas Employment Agreement, or by Mr. Jonas for any reason, the Company shall pay Mr. Jonas (or his beneficiary) all unpaid amounts (i) of annual base salary, if any, to which Mr. Jonas was entitled as of the date of termination and (ii) to which Mr. Jonas was then entitled under any  employee benefits, perquisites or other reimbursements.  In addition, in the event of Mr. Jonas’ death, or if the Company terminates his employment, other than for “cause”, or if Mr. Jonas terminates his employment for “good reason”, as defined in the Jonas Employment Agreement, the Company shall pay Mr. Jonas, or Mr. Jonas’ estate in the event of Mr. Jonas’ death, a lump sum payment equal to his bonus for the fiscal year preceding his termination.  Pursuant to the Jonas Employment Agreement, Mr. Jonas has agreed not to compete with the Company for a period of one year following the termination of his agreement (other than termination of his employment for “good reason” or by the Company other than for “cause”). The Jonas Employment Agreement has a term from October 28, 2011until December 31, 2014 and shall automatically be renewed or extended for additional one-year periods unless, not later than ninety (90) days prior to any such expiration, the Company or Mr. Jonas shall have notified the other party in writing that such renewal extension shall not take effect.

Mr. Jonas has an employment agreement with IDT and has had employment agreements with IDT in place throughout the periods covered by the Summary Compensation Table.  Effective with the spin-off, Mr. Jonas and IDT will amend the employment agreement between Mr. Jonas and IDT.

Mr. Jonas’ employment agreement with IDT does not govern his employment by or relationship with the Company, including his service as Chairman of the Board of the Company. Mr. Jonas will continue to serve as the Chairman and Chief Executive Officer of IDT following the spin-off.

Claude Pupkin: Mr. Pupkin and the Company have entered into an employment agreement (the “Pupkin Employment Agreement”), effective as of October 28, 2011, pursuant to which Mr. Pupkin is paid an annual base salary of $600,000 to serve as the Chief Executive Officer of the Company. Mr. Pupkin also shall be eligible to participate, at a level as shall be approved by the Compensation Committee of the Company’s Board of Directors, in any bonus program established by the Company for its senior executive management. During the term of the Pupkin Employment Agreement, Mr. Pupkin shall be eligible to participate in the Company’s medical, dental, life and disability programs as well as the Company’s 401(k) savings plan.

Should Mr. Pupkin be terminated due to his death or disability, as defined in the Pupkin Employment Agreement, Mr. Pupkin (or, in the event of his death, his estate) shall receive any accrued or vested compensation, including salary, commission, bonus(es), reimbursement for unpaid and approved business expenses through the date of termination, plus his base salary (at the rate in effect at the time of his death) for the greater of (i) the six month period following Mr. Pupkin’s death or (ii) the remainder of the term of the Pupkin Employment Agreement, not to exceed one year.

Should Mr. Pupkin be terminated without “cause” or should he resign for “good reason”, each as defined in the Pupkin Employment Agreement, the Company shall pay to Mr. Pupkin a severance payment equal to the greater of $850,000 or his annual base salary (at the rate in effect on the date of termination) for the remainder of the term of the Pupkin Employment Agreement, and all awards theretofore granted to the Mr. Pupkin under the Company’s incentive plans shall immediately vest, subject to Mr. Pupkin’s execution of the Company’s standard release agreement. The Pupkin Employment Agreement has a three year term and shall automatically be renewed or extended for additional one-year periods unless, not later than ninety (90) days prior to any such expiration, the Company or Mr. Pupkin shall have notified the other party in writing that such renewal extension shall not take effect. In the event that the Company provides such notice to not extend the term, Mr. Pupkin shall be entitled to receive, among other things, a severance payment in the amount of Mr. Pupkin’s base salary (at the rate in effect on the date of termination) plus $250,000 and all awards theretofore granted to the Mr. Pupkin under the Company’s incentive plans shall immediately vest, subject to his execution and delivery of the Company’s standard release agreement.

Avi Goldin: Mr. Goldin and the Company have entered into an employment agreement (the “Goldin Employment Agreement”), effective as of October 28, 2011, pursuant to which Mr. Goldin is paid an annual base salary of $250,000 to serve as the Chief Financial Officer of the Company. Mr. Goldin, subject to satisfaction with his job performance by the Chief Executive Officer and the Chairman of the Board, and specific criteria that may be established from time to time, as well as approval by the Compensation Committee of the Company’s Board of Directors, also shall receive a target annual bonus of $50,000, $75,000 and $100,000 in the first, second and third year of the term, respectively, and in such amount as shall be agreed upon during any extension of the term of the Goldin Employment Agreement. The Goldin Employment Agreement has a three year term and shall automatically be renewed or extended for additional one-year periods unless, not later than ninety (90) days prior to any such expiration, the Company or Mr. Goldin shall have notified the other party in writing that such renewal extension shall not take effect. During the term of the Goldin Employment Agreement, Mr. Goldin shall be eligible to participate in the Company’s medical, dental, life and disability programs as well as  the Company’s 401(k) savings plan.

Should Mr. Goldin be terminated due to his death or disability, as defined in the Goldin Employment Agreement, Mr. Goldin (or, in the event of his death, his estate) shall receive any accrued or vested compensation, including salary, commission, bonus(es), reimbursement for unpaid and approved business expenses through the date of termination.

If Mr. Goldin is terminated by the Company for “cause” or if Mr. Goldin resigns without “good reason”, each as defined in the Goldin Employment Agreement, Mr. Goldin shall be entitled to receive accrued or vested compensation, including salary, commission, and bonus(es), and to be reimbursed for unpaid and approved business expenses, through the date of termination.

If the Company terminates Mr. Goldin without “cause”, or if Mr. Goldin resigns for “good reason” (which includes, among other things, a “changes of control” of the Company, as defined in the Goldin Employment Agreement), or upon expiration of the term, and in the event that the Company does not offer to extend the Term, and the Company and the Employee do not agree on terms and conditions for continued employment, the Company, subject to Mr. Goldin’s execution and delivery of the Company’s standard release agreement, shall pay to Mr. Goldin all accrued or vested compensation, including salary, commission, and bonus(es), and reimburse Mr. Goldin for unpaid and approved business expenses, through the date of termination, as well as a severance payment equal to the greater of (i) the amount Mr. Goldin would be entitled to under Company policy applicable to management employees in effect at the time of termination, or  (ii) Mr. Goldin’s base salary plus his target bonus under the Goldin Employment Agreement (at the rates in effect on the date of termination) for the remainder of the term of the Goldin Employment Agreement, but in no event less than a 12-month period.  In addition, subject to Mr. Goldin’s execution and delivery of the Company’s standard release agreement, all awards theretofore granted to Mr. Goldin under the Company’s incentive plans shall continue to vest (and the restrictions thereon lapse) on their then existing schedule. These payments shall be paid over the period of time covered thereby on the Company’s regularly scheduled payroll payment dates.

IDT provides competitive base salaries to its executives. In fiscal 2011, IDT’s named executive officers were awarded bonuses based on certain accomplishments during fiscal 2010 including: (i) exceeding IDT’s budgeted goal of $38.1 million in Adjusted EBITDA by 59%; (ii) generating positive operating cash flow; (iii) securing an equity investment for Genie Oil and Gas; (iv) achieving compliance with the standards and continued listing on the NYSE; and (v) exceeding targets for reducing corporate overhead (corporate overhead  was $28.0 million in fiscal 2009, the target amount for fiscal 2010 was $15.0 million and the actual figure for fiscal 2010 was $11.8 million). In fiscal 2010, IDT’s named executive officers were awarded bonuses based on certain accomplishments during fiscal 2009, including: (i) the successful implementation of IDT’s turn-around plan, which improved IDT’s operational performance and reduced selling, general and administrative expenses company-wide; (ii) securing and consummating the joint venture with Total in AMSO LLC; and (iii) the shedding of non-core assets. In addition, bonuses reflected the increased responsibilities and workload of IDT’s named executive officers as a result of management changes and reductions in personnel. IDT does not target any specific proportion of total compensation in setting base salary and bonus compensation.  Adjusted EBITDA is a non-GAAP measure representing income (loss) from operations exclusive of depreciation and amortization, severance and other charges, and other operating gains (losses), net. It is one of several key metrics used by management to evaluate the operating performance of the Company and its individual business units.

IDT’s executive compensation structure is designed to attract and retain qualified and motivated personnel and align their interests with that of IDT and its stockholders.  The base salary levels paid by IDT to each of our named executive officers in fiscal 2011 were based on the responsibilities undertaken by the individuals, if applicable, the business unit managed and its complexity and role within IDT, and the market place for employment of people of similar skill and background.  The base salaries paid were determined by discussions with the covered individual and his manager and budgetary considerations and approved by the relevant members of IDT senior management and, in the case of executive officers, the Compensation Committee of IDT’s board of directors.  The levels of bonuses paid to such individuals was based on IDT meeting the goals and metrics outlined, the individual’s role in achieving those goals, if relevant, the performance of the business unit over which the individual exercised management and other accomplishments during the year that were deemed relevant in specific instances.

Mr. Jonas’ base compensation was determined by his employment agreement with IDT that was in effect at the time, which provided for his base salary to be in the form of IDT stock, and his bonus was consistent with the overall company performance.

Mr. Pupkin’s base salary in fiscal 2011 was unchanged from the prior year, consistent with IDT’s cost cutting programs that limited increases in compensation.  His bonus (paid in fiscal 2011 for performance during fiscal 2010) was determined by his direct role in the goals enumerated by the compensation committee – specifically in securing an equity investment for Genie Oil and Gas and contribution to the effort in achieving renewed compliance with the  NYSE listing standards, as well as  other accomplishments of the Genie Oil & Gas operations he managed.

Mr. Rochwarger’s base salary in fiscal 2011 was unchanged from the prior year, consistent with IDT’s cost cutting programs that limited increases in compensation.  His bonus (paid in fiscal 2011 for performance during fiscal 2010) was determined by his direct role in the goals enumerated by the compensation committee – specifically IDT Energy’s contribution to generating Adjusted EBITDA company-wide and positive operating cash flow, as well as the impact of IDT Energy’s financial performance in achieving renewed compliance with the NYSE listing standards. Mr. Rochwarger’s current base salary is $540,000, and he is entitled to participate in all benefits programs of the Company and executive management bonus programs.

The stock grants issued to Messrs. Pupkin, Goldin and Rochwarger in fiscal 2011 were part of a grant to certain key management personnel made as IDT completed its cost cutting and turn-around effort, in recognition of the contributions made by the individuals to that effort, to shaping the strategic vision and growth plan of IDT, and to the significant increase in the market prices for IDT’s equity that IDT believes was significantly related to the successful effort.  The individual grant levels were determined in discussions with management and the compensation committee and were linked to the contributions made to the multi-year effort by the management personnel in question.

The Company intends to follow the same general approach to executive compensation as was utilized by IDT. Executives will receive competitive base salaries, which will be as provided in the employment agreements where an agreement is in place.

In addition, including pursuant to their employment agreements, executives will be eligible to receive bonuses in the range of 20%-100% of base salary based upon performance, including the specific financial and other goals to be set by the Compensation Committee of our Board of Directors, which goals may be Company-wide, specific to a business unit or specific to an executive and his area of responsibility.  Specific bonuses will depend on the individual achievements of executives and their contribution to achievement of the enumerated goals. These goals will be set by the Compensation Committee.

Executives will also receive equity grants and will be eligible for future grants under the Company’s Long-Term Incentive Plan, as set forth below.

SUMMARY COMPENSATION TABLE  (With respect to IDT Corporation)

The table below summarizes the total compensation paid or awarded for Fiscal 2011 to our named executive officers. Prior to the spin-off, all of the named executive officers were employees of IDT and all compensation for fiscal year 2011 disclosed in the table below was paid by IDT for services provided by the named executive officers to our business segments and other units of IDT.

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)	Stock Awards ($) (1)(2)		Option Awards ($)	All other Compensation ($)		Total ($)
Howard S. Jonas Chairman of the Board (3)	2011	$36,004	(4)	$375,000	$-		$-	$350	(5)	$436,394
	2010	$35,000	(4)	$350,000	$-		$-	$-		$385,000
	2009	$347,740	(6)	$925,000	$3,743,002	(7)	$-	$3,217	(8)	$5,016,959

Claude Pupkin Chief Executive Officer (9)	2011	$485,000		$225,000	$1,514,160		$-	$2,450	(10)	$2,226,610
	2010	$485,000		$200,000	$-		$-	$-		$685,000

Geoffrey Rochwarger Vice Chairman (11)	2011	$528,650		$517,675	$1,514,160		$-	$14,500	(12)	$2,574,985

Avi Goldin Chief Financial Officer	2011	$175,000		$20,000	$140,200		$-	$-		$335,200
_______
(1)
The amounts shown in this column reflect the aggregate grant date fair value of stock option and restricted stock awards computed in accordance with FASB ASC Topic 718. In valuing such awards, IDT made certain assumptions. For a discussion of those assumptions, please see Note 13 to IDT’s Consolidated Financial Statements included in IDT’s Annual Report on Form 10-K for the Fiscal Year ended July 31, 2010.

(2)
Mr. Jonas received grants of stock in lieu of base compensation for certain periods including fiscal 2011. Because such grant was made prior to fiscal 2011, its value is not reflected in the table for that year. Prior to the entry into of an Amended Employment Agreement between IDT and Mr. Jonas, Mr. Jonas’ annual base compensation was set by IDT’s Board of Directors and Compensation Committee at $865,000, although prior to effectiveness of that agreement, Mr. Jonas had only accepted payment of base compensation at an annual rate of $750,000. The Amended Employment Agreement provides that Mr. Jonas’ compensation for all periods not covered by the equity grant was to be $1 million per annum.

(3)
Mr. Jonas has served as Chief Executive Officer of IDT since October 22, 2009. Mr. Jonas did not receive compensation for his role as a director of IDT nor will he be compensated by the Company for his role as the Company’s director.

(4)
Amounts listed as base salary for Mr. Jonas in fiscal 2010 and 2011 were amounts paid in order to facilitate the provision of employee benefits to Mr. Jonas and allow for salary deductions to pay the employee portion of the costs thereof by Mr. Jonas under Company policy.  Such amounts were deducted from Mr. Jonas’ bonus compensation and the amounts shown under Bonus compensation are the amounts actually received for the periods, when the amounts determined for Mr. Jonas were actually higher by the cash salary amounts.

(5)	IDT’s matching contribution to Mr. Jonas’ IDT stock account established under the IDT 401(k) plan.
(6)
Consists of cash compensation from August 1, 2008 through December 31, 2008 pursuant to Mr. Jonas’ Amended Employment Agreement with IDT, which sets forth an annual base salary of $856,000 through October 31, 2008, an annual base salary of $750,000 from November 1, 2008 through December 31, 2008 and an annual base salary of $1 million for all other periods not covered by the stock grant described in this note. Mr. Jonas’ salary from January 1, 2009 to July 31, 2009 was paid in the form of restricted IDT common stock and restricted IDT Class B common stock as reflected in the Stock Awards column above.

(7)	Grant of 1,176,427 shares of IDT Class B common stock and 883,333 shares of IDT common stock in connection with Mr. Jonas’ IDT employment agreement.
(8)	Represents $1,492 paid for life insurance premiums, and a $1,725 matching contribution to Mr. Jonas’ IDT stock account established under the IDT Corporation 401(k) plan and invested in IDT’s stock.
(9)	Mr. Pupkin served as the Company’s Chief Financial Officer from inception to August 2011.
(10)	IDT’s matching contribution to Mr. Pupkin’s IDT stock account established under the IDT 401(k) plan.
(11)	Mr. Rochwarger served as the Company’s Chief Executive Officer from inception to August 2011.
(12)	Car, fuel, phone and internet expenses paid by the Company on behalf of Mr. Rochwarger.

Grants of Plan-Based Awards (With respect to IDT Corporation)

The following table provides information on grants of awards made to our named executive officers in Fiscal 2011.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or	All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock and Option
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (f)	Target (#) (g)	Maximum (#) (h)	Units (#) (i)	Options (#) (j)	Awards ($/Sh) (k)	Awards ($) (l)
Claude Pupkin	—	—	—	—	—	—	—	54,000	—	—	1,514,160
Avi Goldin	—	—	—	—	—	—	—	5,000	—	—	140,200
Geoffrey Rochwarger	—	—	—	—	—	—	—	54,000	—	—	1,514,160

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table provides information on the current holdings of IDT stock options and unvested DSUs by our named executive officers at July 31, 2011.

Option Awards						Stock Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(1) ($)
Claude Pupkin	04/23/07	8,333	—	33.99	04/22/17
	11/06/07	19,445	—	23.85	11/05/17
	—	—	—	—	—	54,000	(3)	1,303,020
Geoffrey Rochwarger	12/13/01	8,333	—	36.18	12/12/11
	04/23/07	28,087	—	33.99	04/22/17	—		—
	—	—	—	—	—	54,000	(3)	1,303,020
Howard Jonas	—	—	—	—	—	2,059,760	(4)	49,702,008
Avi Goldin	—	—	—	—	—	5,000	(5)	120,650

(1)
The market value of unvested Class B restricted stock (and for Mr. Rochwarger, Deferred Stock Units) is calculated by multiplying the number of unvested stock and DSUs held by the applicable named executive officer by the closing price of our Class B common stock on July 31, 2011, which was $24.13.

(2)	All options listed in the table are fully vested.
(3)	18,000 shares will vest on each of January 5, 2012, 2013 and 2014.
(4)	568,181 shares will vest on January 5, 2012 and 1,441,579 shares will vest on December 31, 2013.
(5)	1,667 shares will vest on January 5, 2012 and 2013 and 1,666 shares will vest on January 5, 2014.

Following the spin-off, except as provided for in agreements that the Company may enter into with its executive officers, the compensation of our executive officers will be set by the Compensation Committee of our Board of Directors after discussions with management about the recommended levels and components of compensation for each of the individuals. In general, the Compensation Committee will set compensation levels commensurate with duties, responsibilities and budgets.

Except as provided for in agreements that the Company may enter into with its executive officers, any bonus compensation to executive officers will be determined by our Compensation Committee based on factors it deems appropriate, including the achievement of specific performance targets and our financial and business performance.

We have adopted our 2011 Stock Incentive Plan to provide equity compensation to our Board of Directors, our management and our employees and consultants. Except as described in this paragraph, we have not committed to make any grants under such plan.  We have entered into an agreement with Liore Alroy, who will be serving as our Deputy Chairman in a non-executive strategic advisor capacity, pursuant to which, within thirty (30) days following the spin-off, he will be granted options, to purchase 227,183 shares of our Class B common stock.  We have also agreed with Jeff Hendler, IDT Energy’s Chief Commercial Officer, pursuant to which, he will be granted 22,000 shares of restricted Class B common stock and options to purchase 22,000 shares of Class B common stock. Of the shares to be distributed in the spin-off, approximately 2.4 million shares of our Class B common stock are being distributed to holders of unvested restricted shares of Class B common stock of IDT, which will be similarly restricted.  In addition, we will be issuing options to purchase 50,000 shares of our Class B common stock in respect of outstanding options to purchase shares of Class B common stock of IDT.  Such restricted shares and options will be issued under the plan.

In addition, the Company anticipates that certain of its subsidiaries will adopt equity compensation plans to incentivize key personnel at those specific subsidiaries and reward such individuals for the success of those operations. Specifically, this will allow key personnel to acquire a proprietary interest in the subsidiaries, to continue as officers, employees, directors or consultants, to increase their efforts on behalf of those subsidiaries and to promote the success of the Company’s business.

Company Long-Term Incentive Plan

Our Board of Directors has adopted our 2011 Stock Incentive Plan, which was approved by IDT as our sole stockholder. The following is a general description of the plan.

Objectives. The plan is designed to attract and retain officers and employees, to encourage the sense of proprietorship of such officers and employees and to stimulate the active interest of such persons in our development and financial success. These objectives are to be accomplished by making awards under the plan and thereby providing participants with a proprietary interest in our growth and performance.

Eligibility. All of our employees, consultants and directors will be eligible for awards under the plan. Our Compensation Committee will select the participants from time to time by the grant of awards.

Shares Available for Awards. No shares of our Class A common stock and a number of shares of our Class B common stock to be equal to 5% of the outstanding shares of our common stock following the spin-off will be available for awards under the plan.

Administration. The plan will be administered by our Compensation Committee. The Committee and our Board of Directors will have full and exclusive power to interpret the plan and to adopt such rules, regulations and guidelines for carrying out the plan as they may deem necessary or proper, all of which powers shall be exercised in our best interests and in keeping with the objectives of the plan.

Awards. At the discretion of the Compensation Committee, awards may be in the form of (1) options, representing rights to purchase a specified number of shares of Class B common stock at a specified price; (2) stock appreciation rights, representing rights to receive a payment, in cash or common stock, equal to the excess of the fair market value or other specified value of a number of shares of Class B common stock on the rights’ exercise date over a specified strike price; and (3) grants of restricted or unrestricted Class B common stock or deferred stock units denominated in Class B common stock. The Compensation Committee will determine the type or types of awards to be made to each participant under the plan and the terms, conditions and limitations applicable to each such award. Each award will be embodied in an award agreement containing such terms, conditions and limitations as determined by the Compensation Committee in its sole discretion.

Payment of Awards. Generally, payment of awards may be made in the form of cash or Class B common stock or combinations thereof and may include such restrictions as the Compensation Committee determines including, in the case of Class B common stock, as applicable, restrictions on transfer and forfeiture provisions.

The following is a brief description of these awards:

Stock Options. An award may consist of a right to purchase a specified number of shares of Class B common stock at a price specified by the Compensation Committee in the award agreement or otherwise. A stock option may be in the form of a non-qualified stock option. In addition, a participant who is an employee may also be granted an incentive stock option, which in addition to being subject to applicable terms, conditions and limitations established by the Committee, complies with Section 422 of the Code, or, in the case of participants who are employees or directors, in the form of a nonqualified option. The plan authorizes the Committee to specify the manner of payment of the option price.

Stock Appreciation Rights. A stock appreciation right (“SAR”), consists of a right to receive a payment, in cash or Class B common stock, as applicable, equal to the excess of the fair market value or other specified valuation of a specified number of shares of Class B common stock on the date the SAR is exercised over a specified strike price as set forth in the award agreement.

Stock Awards. A stock award may consist of Class B common stock, as applicable, or may be denominated in units of Class A common stock or Class B common stock, as applicable. All or part of any stock award may be subject to conditions established by the Compensation Committee and set forth in the award agreement. The Committee may permit dividend equivalents with respect to restricted stock units. Such awards may be based on fair market value or other specified valuations.

The plan has reserved for issuance pursuant to future awards to be made under the plan 1,195,000 shares of Class B common stock, representing approximately 5% of the anticipated outstanding shares of the Company’s common stock following the spin-off and that the Company expects that approximately one-half of those shares will be subject to grants of options or restricted stock shortly following the spin-off.

Of the shares to be distributed in the spin-off, approximately 2.4 million shares of our Class B common stock are being distributed to holders of unvested restricted shares of Class B common stock of IDT, which will be similarly restricted.  In addition, we will be issuing options to purchase 50,000 shares of our Class B common stock in respect of outstanding options to purchase shares of Class B common stock of IDT.  Such restricted shares and options will be issued under the plan and are not included in the 1,195,000 shares reserved for future grants set forth above.

SECURITY OWNERSHIP BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

One hundred percent (100%) of the shares of our common stock are, and will be, prior to the distribution, held beneficially and of record by IDT.  The following table sets forth information concerning shares of our Class A common stock and Class B common stock projected to be beneficially owned immediately after the distribution date by:

•	each person or entity known by us to be the beneficial owner of 5% or more of the outstanding shares each of IDT’s classes of common stock;
•	each person who we currently anticipate will be one of our directors at the time of the distribution;
•	each person who we currently anticipate will be one of our named executive officers at the time of the distribution; and
•	all persons who we currently anticipate will be our directors and executive officers at the time of the distribution as a group.

The projected share amounts in the table below are based on the number of shares of IDT’s Class A common stock and Class B common stock owned by each person or entity at October 25, 2011. Percentage ownership information is based on the following projected amount of Genie outstanding shares: (i) 1,574,326 shares of Class A common Stock (based on 1,574,326 shares of IDT Class A common stock that were outstanding on October 25, 2011), and (ii) 21,108,970 shares of Class B common Stock (based on 21,108,970 shares of IDT Class B common stock that were outstanding on October 25, 2011. Percentage ownership information assumes the conversion of all 1,574,326 currently outstanding shares of Class A Common Stock and all owned by Howard Jonas into Class B Common Stock for the percentage ownership information of Howard Jonas and all directors and Named Executive Officers as a group). The percentage of aggregate voting power represents combined voting power of IDT Class A Common Stock (three votes per share) and IDT Class B Common Stock (one-tenth of one vote per share) and such column does not assume the conversion of Class A common stock to Class B common stock. To our knowledge, except as otherwise indicated in the footnotes below, each person or entity has sole or shared voting and investment power with respect to the shares of common stock set forth opposite such persons or entity’s name. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities.

Name	Number of Shares of Class B Common Stock		Percentage of Ownership of Class B Common Stock	Percentage of Aggregate Voting Powerd
Howard S. Jonas	5,370,210	(1)	24%	74.4%
520 Broad Street Newark, NJ 07102

James A. Courter	524,352	(2)	2.5%	*

Geoff Rochwarger	36,433	(3)	*	*

Claude Pupkin	82,880	(4)	*	*

Avi Goldin	5,000

W. Wesley Perry	39,582	(5)	*	*

Alan Rosenthal	233		*

Allan Sass	0		*	*

All directors, Named Executive Officers and as a group (7 persons)	6,058,685		26.5%	75.3%
______

*	Less than 1%.
d	Voting power represents combined voting power of IDT Class A Common Stock (three votes per share) and IDT Class B Common Stock (one-tenth of one vote per share). Excludes stock options.
(1)
Consists of an aggregate of 1,574,326 shares of IDT Class A Common Stock and 3,795,884shares of IDT Class B Common Stock, consisting of (i) 1,476,229 shares of IDT Class A Common Stock held by Mr. Jonas directly, (ii) 98,097 shares of IDT Class A Common Stock held by the Howard S. Jonas 2009 Annuity Trust I, (iii) 28,864 shares of IDT Class B Common Stock held by Mr. Jonas directly, (iv) an aggregate of 7,780 shares of IDT Class B Common Stock beneficially owned by custodial accounts for the benefit of the children of Mr. Jonas (of which Mr. Jonas is the custodian), (v) 388,716 shares of IDT Class B Common Stock owned by the Howard S. Jonas 2009 Annuity Trust I, (vi) 1,309,284 shares of IDT Class B Common Stock owned by the Howard S. Jonas 2009 Annuity Trust II, (vii) 2,059,760 shares of restricted IDT Class B Common Stock held by Mr. Jonas directly and (viii) 1,480 shares of IDT Class B Common Stock held by Mr. Jonas in his 401(k) plan account as of July 31, 2011. Does not include (i) an aggregate of 1,045,089 shares of IDT Class B Common Stock beneficially owned by trusts for the benefit of the children of Mr. Jonas, as Mr. Jonas does not exercise or share investment control of these shares, (ii) 275,047 shares of IDT Class B Common Stock owned by the Jonas Foundation, as Mr. Jonas is not deemed to beneficially own these shares and (iii) 610,563 shares of IDT Class B Common Stock owned by the Howard S. & Deborah Jonas Foundation, as Mr. Jonas is not deemed to beneficially own these shares. Mr. Jonas, with his wife Deborah Jonas, is the co-trustee of each of The Jonas Foundation and the Howard S. and Deborah Jonas Foundation.  Mr. Jonas is the trustee of the Howard S. Jonas 2009 Annuity Trust I and the Howard S. Jonas 2009 Annuity Trust II.

(2)
Subject to certain conditions, 225,129 of these shares are convertible, at the option of Mr. Courter, into the number of shares of Genie Energy International Corporation equal to 1% of the outstanding equity of Genie Energy International Corporation at the time of conversion.

(3)
Consists of options to purchase 36,420 shares of Class B Common Stock of IDT that are currently exercisable and 13 shares held directly by Mr. Rochwarger.  In addition, Mr. Rochwarger has a deferred stock grant agreement with IDT, which provides for IDT to issue to him an aggregate of 54,000 shares of Class B Common Stock of IDT on certain dates or earlier upon the occurrence of certain events, of which 18,000 are to be granted on January 5, 2012. In connection with the spin-off, in addition to shares of our Class B common stock in respect of the shares of IDT Class B common stock he owns, Mr. Rochwarger will receive options to purchase 3,835 shares of our Class B common stock in respect of his IDT options. While Mr. Rochwarger will not receive shares of our Class B common stock in the spin-off in respect of his deferred stock grant, at the time that the underlying shares of IDT are issued in respect thereof, he will receive an equal number of shares of our Class B common stock.

(4)
Consists of (a) 1,102 shares of IDT Class B Common Stock held by Mr. Pupkin in his 401(k) plan account as of July 31, 2011 (b) 54,000 shares of restricted IDT Class B Common Stock held by Mr. Pupkin directly and (c) options to purchase 27,778 shares of Class B Common Stock of IDT that are currently exercisable. Iin connection with the spin-off, in addition to shares of our Class B common stock in respect of the shares of IDT Class B common stock he owns, Mr. Pupkin will receive options to purchase 2,925 shares of our Class B common stock in respect of his IDT options.

(5)
Consists of (a) 33,333 shares of IDT Class B Common Stock held by Mr. Perry’s retirement plans and (b) 6,249 shares of Class B Common Stock held directly by Mr. Perry. In addition, Mr. Perry owns a 0.2% interest in our subsidiary, Genie Energy International Corporation.

OUR RELATIONSHIP WITH IDT AFTER THE SPIN-OFF
AND RELATED PERSON TRANSACTIONS

General

In connection with the spin-off, we and IDT are entering into a Separation and Distribution Agreement, which we refer to as the “Separation Agreement,” and other ancillary agreements to complete the separation of our businesses from IDT and to distribute our common stock to IDT stockholders. These agreements will govern the relationship between us and IDT after the distribution and will also provide for the allocation of employee benefits, taxes and other liabilities and obligations attributable to periods prior to the distribution. These agreements have been prepared before the distribution, and reflect agreement between affiliated parties established without arms-length negotiation. However, we believe that the terms of these agreements equitably reflect the benefits and costs of our ongoing relationships with IDT. Along with the Separation Agreement, the other ancillary agreements include a Transition Services Agreement and a Tax Separation Agreement.

The terms of these agreements are summarized below. We may enter into other agreements with IDT prior to or concurrently with the separation that would relate to other aspects of our relationship with IDT following the spin-off. Following the separation, we may enter into other commercial agreements with IDT from time to time, the terms of which will be determined at those relevant times.

Copies of these agreements described below are filed as exhibits to our Form 10, of which this Information Statement is a part. The summaries of the material agreements are qualified in their entireties by reference to the full text of the agreements. We encourage you to read the full text of these material agreements.

Separation and Distribution Agreement

The Separation and Distribution Agreement sets forth the agreement between us and IDT with respect to the principal corporate transactions required to effect our separation from IDT; the distribution of our shares to IDT stockholders; and other agreements governing the relationship between IDT and us following the separation. IDT will only consummate the spin-off if specified conditions are met. These conditions  include, among others, the actions and filings necessary or appropriate under Federal and state securities laws and state blue sky laws of the United States (and any comparable laws under any foreign jurisdictions) in connection with the distribution shall have been taken and, where applicable, become effective or accepted. For additional information regarding conditions to the distribution, see “The Spin-Off--Spin-Off Conditions and Termination” on page 17.

Even if these conditions are satisfied, other events or circumstances could occur that could impact the timing or terms of the spin-off or IDT’s ability or plans to consummate the spin-off. As a result of these factors, the spin-off may not occur and, if it does occur, it may not occur on the terms or in the manner described, or in the timeframe currently contemplated.

The Distribution

Following the satisfaction or waiver of all conditions to the distribution as set forth in the Separation Agreement, IDT will deliver to the distribution agent certificates representing all of the outstanding shares of our Class A common stock and Class B common stock owned by IDT. IDT will instruct the distribution agent to distribute those shares on October 28, 2011 or as soon thereafter as practicable, so that each IDT stockholder will receive one share of our Class A common stock for every share of IDT Class A common stock and one share of our Class B common stock for every share of IDT Class B common stock, each as such stockholder owns as of the record date for the spin-off.

Termination

The Separation Agreement provides that it may be terminated by IDT at any time prior to the distribution date.

Liabilities and Indemnification

Following the spin-off, we will be liable for all liabilities and obligations (i) primarily relating to, arising out of or resulting from the operation of the businesses of IDT Energy, Genie Oil and Gas, the ownership or use of our assets, including any liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative of ours, IDT, or any of our respective affiliates; (ii) set forth or represented on our balance sheet, except as provided otherwise in the Separation Agreement or other ancillary agreement; (iii) relating to, arising out of or resulting from any termination, sale, discontinuance or divesture of  entity, business, real property, or asset formerly and primarily owned or managed by, or associated with any of IDT Energy, Genie Oil and Gas or our business, or arising out of such entity, business, real property, or asset; (iv) relating to, arising out of or resulting from any indebtedness of IDT Energy or Genie Oil and Gas (whether incurred prior to, on or after the distribution); (v) relating to, resulting from, or arising out of any legal action that is primarily related to the operation of our businesses; and (vi) as otherwise set forth in the Separation Agreement.

Following the spin-off, each of IDT and the Company will be generally liable for all liabilities and obligations related to the ownership of its assets and operation of its businesses, except for specific items which will be expressly allocated in the Separation Agreement.

Generally, IDT will indemnify us, and we will indemnify IDT, for losses related to the failure of the other to pay, perform or otherwise discharge, any of the its liabilities and obligations set forth in the Separation Agreement.

Expenses

Except as expressly set forth in the Separation Agreement, whether or not the separation and distribution are completed, all third party fees, costs and expenses paid or incurred in connection with the transactions contemplated by the Separation Agreement will be paid by IDT.

Transition Services Agreement

In connection with the spin-off, we and IDT are entering into a Transition Services Agreement pursuant to which IDT will provide us, among other things, certain administrative and other services following the distribution date, such as services relating to human resources and employee benefits administration, finance, accounting, tax, internal audit, facilities, investor relations and legal. Additionally, under the same agreement, Genie will provide specified administrative services to certain of IDT’s foreign subsidiaries. For each of these areas, a service schedule will summarize the services to be provided and the responsibilities of IDT and us. The services will be paid for by us as calculated in the Transition Services Agreement.

Employee Benefits

To provide us with an orderly transition to being independent from IDT, IDT will provide us with various services, including services relating to employee benefits and payroll. The Separation Agreement allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the spin-off, including the treatment of certain outstanding and long-term incentive awards and certain retirement and welfare benefit obligations. The terms of the agreement that will be in effect following the spin-off are as follows:

•
As a general rule, our employees, immediately following the spin-off, will participate in employee benefit plans which will provide substantially comparable benefits as those provided to those employees before the spin-off.

•
As soon as reasonably possible, we will adopt a qualified 401(k) plan for the benefit of our employees. For purposes of eligibility and vesting, our 401(k) plan will credit our employees for service with IDT and its affiliates.

•
From the date of the spin-off until at least December 31, 2011, our employees will be eligible to continue to participate in certain of the IDT health and welfare plans in which they participated prior to the spin-off. Thereafter, it is expected that our employees will generally be eligible to participate in comparable health and welfare plans administered so that credit is given for our employees’ pre-spin-off service with IDT.

Tax Separation Agreement

In connection with the spin-off, we and IDT are entering into a tax separation agreement, which sets forth the responsibilities of IDT and us with respect to, among other things, liabilities for federal, state, local and foreign taxes for periods before and including the spin-off, the preparation and filing of tax returns for such periods and disputes with taxing authorities regarding taxes for such periods. Each of IDT and the Company will be generally liable for all federal, state, local and foreign income taxes related to the ownership of its assets and operation of its businesses, except for specific items which are expressly allocated in the Tax Separation Agreement.  We and IDT will each generally be responsible for managing those disputes that relate to the taxes for which each of us is responsible and, under certain circumstances, may jointly control any dispute relating to taxes for which both of us are responsible.

Related Person Transactions

As of July 31, 2011, IDT had restricted cash and cash equivalents of $2.4 million that serve as collateral against letters of credit for our benefit. These letters of credit were collateral to secure primarily IDT Energy’s purchases of natural gas, electric capacity, energy and ancillary services.

Michael Jonas, son of Howard Jonas, became an employee of IDT Corporation on November 15, 2005. During Fiscal 2011, Michael Jonas was an employee of the Company and his total compensation was $289,692 during that period. Michael Jonas’ current annual base salary is $185,400.

LEGAL PROCEEDINGS

On August 15, 2010, the Israel Union for Environmental Defense, or Union, filed a petition with the Supreme Court of Israel against various ministries of the State of Israel and the Jerusalem Regional Committee for Planning and Construction, and naming IEI as a respondent. The petition seeks an order of the Court requiring the respondents to explain the grant of the oil shale exploratory license to IEI and setting aside or cancelling the license. The Union claims that the license was granted without following all requirements imposed by applicable law, particularly regarding environmental impact and compliance with zoning, land use and similar laws and plans. IEI filed its response on December 12, 2010. On April 29, 2011, the state attorney for Israel submitted its response on behalf of the named ministries and is defending the case on both the validity of the license and the planning procedure. The Court rejected the Union’s request for an injunction and scheduled a hearing on the case for April 4, 2012. IEI believes that it followed the requirements imposed by the Ministry of National Infrastructures (the agency that issued the license) and that it is in compliance with applicable laws and regulatory requirements. If the petition were granted, it would likely have a significant adverse effect on IEI’s oil shale venture in Israel.

In addition to the foregoing, we are subject to other legal proceedings that have arisen in the ordinary course of business and have not been finally adjudicated. Although there can be no assurance in this regard, none of the legal proceedings to which we are a party will have a material adverse effect on our results of operations, cash flows or financial condition.

RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

In April 2010, Michael Steinhardt, the Chairman of the Board of IEI, purchased a minority interest in GEIC and an option to purchase additional shares of GEIC for $5.0 million. In June 2011, in a refinement of the terms of the initial investment and the rights associated with that investment, Mr. Steinhardt exchanged his interest in GEIC (including the option to purchase additional interests) for a corresponding interest (including options) in GOGI and arranged for IDT and Genie to receive certain consulting services from a third party. In return, the Steinhardt stockholder entity was paid $1.7 million. Also in April 2010, W. Wesley Perry, the Chairman of the Board of GEIC, purchased a minority interest in GEIC for $0.4 million.

In November 2010, an entity affiliated with Lord (Jacob) Rothschild purchased a 5.0% equity interest in GOGI for $10.0 million paid in cash. Also, in November 2010, Rupert Murdoch purchased a 0.5% equity interest in GOGI for $1.0 million paid with a promissory note. The note is secured by a pledge of the shares issued in exchange for the note. The note accrues interest at 1.58% per annum, and the principal and accrued interest is due and payable on November 15, 2015. In addition, in connection with the purchase by the entity affiliated with Lord Rothschild, in November 2010, warrants were issued to purchase up to an aggregate of 1% of the common stock outstanding of GOGI at an exercise price of up to $2 million that are exercisable through November 12, 2011.

DESCRIPTION OF OUR CAPITAL STOCK

Our authorized capital stock consists of (i) 35 million shares of Class A common stock, (ii) 200 million shares of Class B common stock, and (iii) 10 million shares of Preferred Stock.  We are registering shares of our Class B common stock under the Securities Exchange Act of 1934, as amended, under our registration statement on Form 10 filed with the SEC.  We do not anticipate that any shares of Preferred Stock will be outstanding as of the date of the spin-off.

The following statements set forth the material terms of our classes of authorized stock; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, our Amended and Restated Certificate of Incorporation, which has been filed as an exhibit to our registration statement on Form 10 of which this Information Statement forms a part.

Class A Common Stock

Holders of shares of Class A common stock are entitled to three votes for each share on all matters to be voted on by the stockholders. Holders of Class A common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor.  Each share of Class A common stock may be converted, at any time and at the option of the holder, into one fully paid and non-assessable share of Class B common stock.  In the distribution, on the distribution date, each IDT stockholder will receive one share of Genie Class A common stock for every share of IDT Class A common stock held on the record date.

As of October 25, 2011, there were 1,574,326 shares of IDT Class A common stock outstanding.  Based on those numbers, we anticipate that upon the distribution, there will be 1,574,326 shares of our Class A common stock outstanding.

Class B Common Stock

Holders of shares of Class B common stock are entitled to one-tenth of one vote for each share on all matters to be voted on by the stockholders. Holders of Class B common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the distribution, on the distribution date, each IDT stockholder will receive one share of Genie Class B common stock for every share of IDT Class B common stock held on the record date.

As of October 25, 2011, there were 21,143,970 shares of IDT Class B common stock outstanding.  Based on those numbers, we anticipate that upon the distribution, there will be 21,143,970 shares of our Class B common stock outstanding.

Preferred Stock

The Board of Directors has the authority to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders.

As of October 25, 2011 no shares of IDT preferred stock were outstanding. We do not anticipate that there will be any shares of our preferred stock outstanding upon the distribution.

Anti-Takeover Effects of Our Charter and By-Laws

Some provisions of Delaware law and our Amended and Restated Certificate of Incorporation and Amended By-Laws could make the following more difficult:

•	acquisition of us by means of a tender offer;
•	acquisition of us by means of a proxy contest or otherwise; or
•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Certificate of Incorporation; By-Laws

Our Amended and Restated Certificate of Incorporation and Amended By-Laws contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our Board of Directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Size of Board and Vacancies. Our Amended and Restated Certificate of Incorporation provides that the number of directors on our Board of Directors will be fixed exclusively by our Board of Directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office.

Stockholder Meetings. Under our Amended By-Laws, only our (i) Chairman of the Board, (ii) Chief Executive Officer, or (iii) Corporate Secretary may call special meetings of our stockholders.

Indemnification and Limitation of Liability of Directors and Officers

Our Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporate Law (“DGCL”), our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(7) of the DGCL, however, states that such a provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to unlawful dividends, distributions or the repurchase or redemption of stock or(iv) for any transaction from which the director derives an improper personal benefit.

Our Amended By-Laws provide that we shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any threatened, pending or completed legal proceedings in which such person is involved by reason of the fact that he is or was a director or officer of ours if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in our right, such director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to us unless a court determines otherwise.

We may enter into agreements to indemnify our directors and officers in addition to the indemnification provided for in our Amended and Restated Certificate of Incorporation. Such agreements, among other things, would indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our rights, on account of services as our director or officer or as a director or officer of any subsidiary of ours, or as a director or officer of any other company or enterprise to which the person provides services at our request.

We intend to obtain directors and officers’ liability insurance providing coverage to our directors and officers.

Annual Meeting of Stockholders

Our Amended By-Laws provide that an annual meeting of stockholders will be held each year on a date fixed by resolution of our Board of Directors. The first annual meeting of our stockholders after the spin-off is expected to be held on May 16, 2012.

In order for a stockholder to bring, pursuant to our Amended By-Laws, nominations or other proposals before the 2012 annual stockholders meeting, the stockholder must comply with the requirements for stockholder proposals set forth in the Proxy Statement relating to such meeting and submit such proposals by January 17, 2012.

Submission of Proposals for the 2012 Annual Meeting of Stockholders

Stockholders who wish to present proposals for inclusion in our proxy materials in connection with the 2012 annual meeting of stockholders must submit such proposals in writing to our Corporate Secretary at 550 Broad St., Newark, New Jersey 07102, which proposals must be received at such address no later than January 17, 2012.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 with respect to the shares of our common stock to be received by the stockholders of IDT in the spin-off. This Information Statement does not contain all of the information set forth in the Form 10 registration statement and the exhibits to the Form 10 registration statement. For further information with respect to Genie and the shares of our common stock, reference is hereby made to the Form 10 registration statement, including its exhibits.  You may review a copy of the Form 10 registration statement, including its exhibits, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, copies of the Form 10 registration statement and related documents may be obtained through the SEC Internet address at http://www.sec.gov.

As a result of the spin-off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file reports, proxy statements and other information with the SEC. After the spin-off, these reports, proxy statements and other information may be inspected and copied at the public reference facilities of the SEC listed above. You also will be able to obtain copies of this material from the public reference facilities of the SEC as described above, or inspect them without charge at the SEC’s website.

In addition, we intend to furnish holders of our common stock with annual reports containing consolidated financial statements audited by an independent accounting firm.

GENIE ENERGY LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders of Genie Energy Ltd. and Subsidiaries,

We have audited the accompanying consolidated balance sheets of Genie Energy Ltd. and Subsidiaries (the “Company”) as of July 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended July 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Genie Energy Ltd. and Subsidiaries at July 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2011, in conformity with generally accepted accounting principles in the United States of America.

/s/ Zwick and Banyai, PLLC

Zwick and Banyai, PLLC
Southfield, Michigan

October  6, 2011

GENIE ENERGY LTD.
CONSOLIDATED BALANCE SHEETS

July 31 (in thousands, except shares)	2011	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,876	$13,142
Restricted cash	164	473
Trade accounts receivable, net	26,124	26,717
Due from IDT Corporation	4,266	4,837
Inventory	2,756	2,694
Prepaid expenses	2,157	1,062
Deferred income tax assets—current portion	1,019	222
Other current assets	245	592
TOTAL CURRENT ASSETS	60,607	49,739
Property and equipment, net	335	256
Goodwill	3,663	3,663
Investment in AMSO, LLC	—	666
Deferred income tax assets—long-term portion	1,795	1,908
Other assets	1,006	766
TOTAL ASSETS	$67,406	$56,998
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$16,537	$16,883
Accrued expenses	7,474	2,948
Income taxes payable	1,663	2,617
Other current liabilities	91	114
TOTAL CURRENT LIABILITIES	25,765	22,562
Other liabilities	60	200
TOTAL LIABILITIES	25,825	22,762
Commitments and contingencies
EQUITY:
Preferred stock, $.01 par value; authorized shares—10,000,000; no shares issued	—	—
Class A common stock, $.01 par value; authorized shares—35,000,000; 1,574,326 shares issued and outstanding	16	16
Class B common stock, $.01 par value; authorized shares—200,000,000; 21,108,970 shares issued and outstanding	211	211
Additional paid-in capital	11,577	—
Accumulated other comprehensive income (loss) – foreign currency translation adjustments	357	(24)
Retained earnings	35,225	33,595
TOTAL GENIE ENERGY LTD. STOCKHOLDERS’ EQUITY	47,386	33,798
Noncontrolling interests:
Noncontrolling interests	(4,805)	438
Receivable for issuance of equity	(1,000)	—
Total noncontrolling interests	(5,805)	438
TOTAL EQUITY	41,581	34,236
TOTAL LIABILITIES AND EQUITY	$67,406	$56,998

See accompanying notes to consolidated financial statements.

GENIE ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended July 31 (in thousands)	2011	2010	2009
REVENUES	$203,561	$201,358	$264,709
COSTS AND EXPENSES:
Direct cost of revenues	149,714	143,532	192,550
Selling, general and administrative	33,768	21,181	26,863
Research and development	7,843	5,226	6,253
Depreciation	24	86	118
TOTAL COSTS AND EXPENSES	191,349	170,025	225,784
Equity in the net loss of AMSO, LLC	(5,238)	(1,603)	(731)
Gain on sale of interest in AMSO, LLC	—	—	2,598
Income from operations	6,974	29,730	40,792
Interest (expense) income and financing fees, net	(1,974)	(1,723)	67
Other (expense) income, net	(610)	24	117
Income before income taxes	4,390	28,031	40,976
Provision for income taxes	(6,945)	(13,950)	(18,248)
NET (LOSS) INCOME	(2,555)	14,081	22,728
Net loss attributable to noncontrolling interests	4,185	492	20
NET INCOME ATTRIBUTABLE TO GENIE ENERGY LTD.	$1,630	$14,573	$22,748

See accompanying notes to consolidated financial statements.

GENIE ENERGY LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended July 31 (in thousands)	2011	2010	2009
NET (LOSS) INCOME	$(2,555)	$14,081	$22,728
Other comprehensive income (loss):
Change in unrealized gain on available-for-sale securities	—	—	30
Foreign currency translation adjustments	492	(26)	(1)
Other comprehensive income (loss)	492	(26)	29
COMPREHENSIVE (LOSS) INCOME	(2,063)	14,055	22,757
Comprehensive loss attributable to noncontrolling interests	4,074	495	20
COMPREHENSIVE INCOME ATTRIBUTABLE TO GENIE ENERGY LTD.	$2,011	$14,550	$22,777

See accompanying notes to consolidated financial statements.

GENIE ENERGY LTD.
CONSOLIDATED STATEMENTS OF EQUITY

	Noncontrolling	Noncontrolling Interests - Receivable for Issuance of	Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained	Total
(in thousands)	Interests	Equity	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Earnings	Equity
BALANCE AT JULY 31, 2008	$—	$—	1,574	$16	21,109	$211	$1,258	$(30)	$5,079	$6,534
Stock-based compensation	—	—					34	—	—	34
Sales of stock of subsidiary	20	—					180	—	—	200
Other comprehensive income	—	—					—	29	—	29
Net income for the year ended July 31, 2009	(20)	—					—	—	22,748	22,728
BALANCE AT JULY 31, 2009	—	—	1,574	16	21,109	211	1,472	(1)	27,827	29,525
Stock-based compensation	—	—					315	—	—	315
Sales of stock of subsidiary	933	—					4,267	—	—	5,200
Forgiveness of amount due from IDT Corporation	—	—					(6,054)	—	(8,805)	(14,859)
Other comprehensive loss	(3)	—					—	(23)	—	(26)
Net income for the year ended July 31, 2010	(492)	—					—	—	14,573	14,081
BALANCE AT JULY 31, 2010	438	—	1,574	16	21,109	211	—	(24)	33,595	34,236
Stock-based compensation	—	—					710	—	—	710
Sales of stock of subsidiary	(200)	(1,000)					11,200			10,000
Exchange of stock of subsidiary	(969)	—					(333)	—	—	(1,302)
Other comprehensive income	111	—					—	381	—	492
Net loss for the year ended July 31, 2011	(4,185)	—					—	—	1,630	(2,555)
BALANCE AT JULY 31, 2011	$(4,805)	$(1,000)	1,574	$16	21,109	$211	$11,577	$357	$35,225	$41,581

See accompanying notes to consolidated financial statements.

GENIE ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended July 31 (in thousands)	2011	2010	2009
OPERATING ACTIVITIES
Net (loss) income	$(2,555)	$14,081	$22,728
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	24	86	118
Provision for doubtful accounts receivable	66	8	962
Deferred income taxes	(684)	690	1,403
Gain on sale of interest in AMSO, LLC	—	—	(2,598)
Stock-based compensation	751	315	34
Equity in the net loss of AMSO, LLC	5,238	1,603	731
Change in assets and liabilities:
Trade accounts receivable, net	637	(6,965)	28,693
Inventory	(61)	1,426	3,273
Prepaid expenses	(1,095)	32	1,480
Other current assets and other assets	156	763	(2,062)
Trade accounts payable, accrued expenses and other current liabilities	3,953	6,171	(18,646)
Income taxes payable	(954)	(1,352)	3,515
Net cash provided by operating activities	5,476	16,858	39,631
INVESTING ACTIVITIES
Capital expenditures	(151)	(147)	(36)
Restricted cash	309	8,996	(9,469)
Capital contributions to AMSO, LLC	(3,943)	(1,991)	(1,074)
Proceeds from sale of interest in AMSO, LLC	—	—	3,199
Proceeds from sales and maturities of marketable securities	—	—	980
Net cash (used in) provided by investing activities	(3,785)	6,858	(6,400)
FINANCING ACTIVITIES
Funding (repaid to) provided by IDT Corporation, net	571	(20,950)	(30,388)
Repurchase of noncontrolling interests	(1,528)	—	—
Proceeds from sales of stock of subsidiaries	10,000	5,400	200
Net cash provided by (used in) financing activities	9,043	(15,550)	(30,188)
Net increase in cash and cash equivalents	10,734	8,166	3,043
Cash and cash equivalents at beginning of year	13,142	4,976	1,933
Cash and cash equivalents at end of year	$23,876	$13,142	$4,976
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash payments made for interest	$2,066	$1,774	$—
Cash payments made for income taxes	$3,337	$4,450	$—
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES
Forgiveness of amount due from IDT Corporation	$—	$14,859	$—

See accompanying notes to consolidated financial statements.

GENIE ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Business and Summary of Significant Accounting Policies

Description of Business
Genie Energy Ltd. (“Genie”), a Delaware corporation, is currently a subsidiary of IDT Corporation. Genie was incorporated in January 2011. Genie owns 99.3% of its subsidiary, Genie Energy International Corporation (“GEIC”), which owns 100% of IDT Energy and 92% of Genie Oil and Gas, Inc. (“GOGI”). Following the spin-off, Genie’s principal businesses, which are currently part of IDT Corporation, will consist of:

•
IDT Energy, which operates the Company’s energy services company, or ESCO, that resells electricity and natural gas to residential and small business customers in New York, New Jersey and Pennsylvania; and

•
Genie Oil and Gas, which consists of (1) American Shale Oil Corporation (“AMSO”), which holds and manages a 50% interest in American Shale Oil, L.L.C. (“AMSO, LLC”), the Company’s oil shale initiative in Colorado, and (2) an 89% interest in Israel Energy Initiatives, Ltd. (“IEI”), the Company’s oil shale initiative in Israel.

The “Company” in these financial statements refers to Genie, IDT Energy and Genie Oil and Gas on a consolidated basis as if Genie existed and owned these entities in all periods presented, or from the date an entity was acquired, if later.

IDT Corporation has approved the spin-off of Genie through a distribution to the holders of IDT Corporation’s Class A common stock and Class B common stock of all of the Genie shares held by IDT Corporation. The spin-off will separate the Company’s businesses from the remainder of IDT Corporation’s operations and holdings. Genie, along with IDT Corporation’s management, believes that the operational and growth prospects of the Company’s businesses may best be realized by a separation from those that will remain with IDT Corporation based on several factors. These include industry characteristics and growth prospects of the Company’s ESCO and unconventional energy businesses. As a separate company, investors will have the ability to independently value the Company, in contrast to IDT Corporation’s more mature business.

Basis of Accounting and Consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the entities to be included in the spin-off, which include the Company’s controlled subsidiaries and variable interest entities where the Company is the primary beneficiary (see Note 9). The assets and liabilities in these financial statements are recorded at historical cost. Direct expenses historically incurred by IDT Corporation on behalf of the entities are reflected in these financial statements. The most significant expenses are as follows. Facility costs as well as certain salaries consisting of payroll, human resources, purchasing, accounts payable, treasury, network and telephone services, legal, travel, and consulting fees were allocated to these entities based on estimates of the incremental cost incurred by IDT Corporation. Medical and dental benefits were allocated to these entities based on rates similar to COBRA health benefit provision rates charged to former IDT Corporation employees. Stock-based compensation and retirement benefits under the defined contribution plan were allocated to these entities based on specific identification. Insurance was allocated to these entities based on a combination of headcount and specific policy identification. Management believes that the assumptions and methods of allocation used are reasonable. However, the costs as allocated are not necessarily indicative of the costs that would have been incurred if these entities operated on a stand-alone basis. Therefore the consolidated financial statements included herein may not necessarily be indicative of the financial position, results of operations, changes in equity and cash flows of the Company to be expected in the future or what they would have been had the Company been a separate stand-alone entity during the periods presented.

All material intercompany balances and transactions have been eliminated in consolidation.

Noncontrolling Interests
On August 1, 2009, the Company adopted the accounting standard relating to noncontrolling interests in consolidated financial statements. This standard clarifies that a noncontrolling interest in a subsidiary, which was previously referred to as a minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Also, this standard requires consolidated net income to include the amounts attributable to both the parent and the noncontrolling interest, and it requires disclosure of the amounts of net income (loss) attributable to the parent and to the noncontrolling interest. Finally, this standard requires increases and decreases in the noncontrolling ownership interest amount to be accounted for as equity transactions, and the gain or loss on the deconsolidation of a subsidiary will be measured using the fair value of any noncontrolling equity investment rather than the carrying amount of the retained investment. As required by this standard, the Company retrospectively changed the classification and presentation of noncontrolling interests in its financial statements for all prior periods. The adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

Accounting for Investments
Investments in businesses that the Company does not control, but in which the Company has the ability to exercise significant influence over operating and financial matters, are accounted for using the equity method. The Company’s investment in AMSO, LLC is accounted for using the equity method. The Company periodically evaluates its equity method investments for impairment due to declines considered to be other than temporary. If the Company determines that a decline in fair value is other than temporary, then a charge to earnings would be recorded, and a new basis in the investment is established.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Revenue Recognition
Revenues from IDT Energy are recognized based on deliveries of electricity and natural gas to customers. Genie Oil and Gas does not yet generate revenues.

Direct Cost of Revenues
Direct cost of revenues for IDT Energy consists primarily of the cost of natural gas and electricity sold, and also includes scheduling costs, Independent System Operator fees, pipeline costs and utility service charges. In addition, the changes in the fair value of IDT Energy’s forward contracts and put and call options are recorded in direct cost of revenues. Genie Oil and Gas does not yet incur direct cost of revenues as primarily all of its expenses are classified as research and development.

Research and Development Costs
Research and development costs consist of expenses incurred by IEI and in fiscal 2009 also incurred by AMSO, LLC. Costs for research and development are charged to expense as incurred.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company holds cash and cash equivalents at several major financial institutions, which often exceed FDIC insured limits. Historically, the Company has not experienced any losses due to such concentration of credit risk, which the Company believes is a risk in the normal course of business.

Marketable Securities
The Company had investments in marketable securities that were considered “available-for-sale.” Available-for-sale securities are required to be carried at their fair value, with unrealized gains and losses (net of income taxes) that are considered temporary in nature recorded in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets.

Inventory
Inventory consists of natural gas which is stored at various underground storage facilities. Inventory is valued at a weighted average cost. The cost is based on the purchase price of the natural gas, cost to transport, plus or minus injections or withdrawals.

Property and Equipment
Computer software and development, computers and computer hardware, laboratory equipment and office equipment and other are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, which range as follows: computer software and development—2, 3 or 5 years; computers and computer hardware—5 years, laboratory equipment 7 years, and office equipment and other —5 or 7 years. Leasehold improvements are recorded at cost and are depreciated on a straight-line basis over the term of their lease or their estimated useful lives, whichever is shorter.

Long-Lived Assets
The Company tests the recoverability of its long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company tests the recoverability based on the projected undiscounted cash flows to be derived from such asset. If the projected undiscounted future cash flows are less than the carrying value of the asset, the Company will record an impairment loss based on the difference between the estimated fair value and the carrying value of the asset. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows from such asset using an appropriate discount rate. Cash flow projections and fair value estimates require significant estimates and assumptions by management. Should the estimates and assumptions prove to be incorrect, the Company may be required to record impairments in future periods and such impairments could be material.

Goodwill
Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Goodwill is not amortized. It is reviewed annually (or more frequently under various conditions) for impairment using a fair value approach. The goodwill impairment assessment involves estimating the fair value of the reporting unit and comparing it to its carrying amount, which is known as Step 1. If the carrying value of the reporting unit exceeds its estimated fair value, Step 2 is performed to determine if an impairment of goodwill is required. The fair value of the reporting units is estimated using discounted cash flow methodologies, as well as considering third party market value indicators. Goodwill impairment is measured by the excess of the carrying amount of the reporting unit’s goodwill over its implied fair value. Calculating the fair value of the reporting units, and allocating the estimated fair value to all of the tangible assets, intangible assets and liabilities, requires significant estimates and assumptions by management. Should the estimates and assumptions regarding the fair value of the reporting units prove to be incorrect, the Company may be required to record impairments to its goodwill in future periods and such impairments could be material. The Company’s goodwill is allocated to the IDT Energy operating segment. There has been no change to the carrying value of the goodwill in all reported periods.

In September 2011, an accounting standard update to simplify how an entity tests goodwill for impairment was issued. The amendments in the update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity will no longer be required to calculate the fair value of a reporting unit (Step 1) unless the entity determines, based on a qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. The Company is required to adopt this standard update on August 1, 2012. The adoption of this standard update will not impact the Company’s financial position, results of operations or cash flows.

Derivative Instruments and Hedging Activities
The Company records its derivatives instruments at their respective fair values. The accounting for changes in the fair value (that is, gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

IDT Energy supplies electricity and natural gas to its retail customers. IDT Energy utilizes forward physical delivery contracts for a portion of its purchases of electricity and natural gas, which are defined as commodity derivative contracts. Using the exemption available for qualifying contracts, IDT Energy applies the normal purchase and normal sale accounting treatment to its forward physical delivery contracts. Accordingly, IDT Energy recognizes revenue from customer sales as electricity and natural gas is delivered to retail customers, and the related electricity or natural gas under the forward physical delivery contract is recognized as direct cost of revenues when it is received from suppliers. In addition, IDT Energy enters into put and call options as hedges against unfavorable fluctuations in market prices of electricity and natural gas. The forward contracts and put and call options are recorded at fair value as a current asset or liability and any changes in fair value are recorded in “Direct cost of revenues” in the consolidated statements of operations.

Repairs and Maintenance
The Company charges the cost of repairs and maintenance, including the cost of replacing minor items not constituting substantial betterment, to selling, general and administrative expenses as these costs are incurred.

Foreign Currency Translation
Assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated to U.S. Dollars at end-of-period rates of exchange, and their monthly results of operations are translated to U.S. Dollars at the average rates of exchange for that month. Gains or losses resulting from such foreign currency translations are recorded in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Foreign currency transaction gains and losses are reported in “Other (expense) income, net” in the accompanying consolidated statements of operations.

Advertising Expense
The Company charges advertising to selling, general and administrative expenses as these costs are incurred. Most of the advertisements are in print, over the radio, or direct mail. In fiscal 2011, fiscal 2010 and fiscal 2009, advertising expense included in selling, general and administrative expense was $1.6 million, $0.1 million and less than $0.1 million, respectively.

Income Taxes
The accompanying financial statements include provisions for federal, state and foreign income taxes on a separate tax return basis.

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the period in which related temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in its assessment of a valuation allowance. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of such change.

The Company uses a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. Tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of tax benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability.

The Company classifies interest and penalties on income taxes as a component of income tax expense.

Contingencies
The Company accrues for loss contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. When the Company accrues for loss contingencies and the reasonable estimate of the loss is within a range, the Company records its best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company discloses an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may have been incurred.

Stock-Based Compensation
The Company accounted for stock-based compensation granted to its employees by the Company or by IDT Corporation based on the grant-date fair value. Stock-based compensation is included in selling, general and administrative expense.

Vulnerability Due to Certain Concentrations
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents and trade accounts receivable. The Company’s temporary cash investments policy is to limit the dollar amount of investments with any one financial institution and monitor the credit ratings of those institutions. While the Company may be exposed to credit losses due to the nonperformance of the holders of its deposits, the Company does not expect the settlement of these transactions to have a material effect on its results of operations, cash flows or financial condition.

IDT Energy reduces its credit risk by its participation in purchase of receivable programs for a significant portion of its receivables. Utility companies provide billing and collection services, purchase IDT Energy’s receivables and assume all credit risk without recourse to IDT Energy. IDT Energy’s primary credit risk is therefore nonpayment by the utility companies. Certain of the utility companies represent significant portions of the Company’s consolidated revenues and consolidated gross trade accounts receivable balance and such concentrations increase the Company’s risk associated with nonpayment by those utility companies.

The following table summarizes the percentage of consolidated revenues from utility companies that equal or exceed 10% of consolidated revenues in the fiscal year (no other single customer accounted for more than 10% of consolidated revenues in fiscal 2011, fiscal 2010 and fiscal 2009):

Year ended July 31	2011	2010	2009
Con Edison	46.7%	50.3%	53.6%
National Grid USA	16.5%	21.4%	20.4%
National Grid dba Keyspan	10.3%	12.4%	13.9%

The following table summarizes the percentage of consolidated gross trade accounts receivable by utility company that equal or exceed 10% of consolidated gross trade accounts receivable at July 31, 2011 and 2010:

July 31	2011	2010
Con Edison	63.3%	74.4%
National Grid USA	12.0%	14.8%

Allowance for Doubtful Accounts
The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The allowance is determined based on known troubled accounts, historical experience and other currently available evidence. Doubtful accounts are written-off upon final determination that the trade accounts will not be collected. The change in the allowance for doubtful accounts is as follows:

Year ended July 31 (in thousands)	Balance at beginning of year	Additions charged to bad debt expense	Deductions(1)	Balance at end of year
2011
Reserves deducted from accounts receivable:
Allowance for doubtful accounts	$170	$66	$(106)	$130
2010
Reserves deducted from accounts receivable:
Allowance for doubtful accounts	$162	$8	$—	$170
2009
Reserves deducted from accounts receivable:
Allowance for doubtful accounts	$1,110	$962	$(1,910)	$162

(1)	Uncollectible accounts written off.

Fair Value Measurements

Fair value of financial and non-financial assets and liabilities is defined as an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three-tier hierarchy for inputs used to measure fair value, which prioritizes the inputs to valuation techniques used to measure fair value, is as follows:

Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 –
quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 –	unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

Recently Adopted Accounting Standards and Recently Issued Accounting Standards Not Yet Adopted
In September 2009, the Company adopted changes issued by the Financial Accounting Standards Board (“FASB”) to the authoritative hierarchy of U.S. GAAP. These changes establish the FASB Accounting Standards Codification™, or Codification, as the source of authoritative U.S. GAAP for all non-governmental entities. Rules and interpretive releases of the U.S. Securities and Exchange Commission (the “SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification did not change or alter existing U.S. GAAP. These changes had no impact on the Company’s financial position, results of operations or cash flows.

On February 1, 2010, the Company adopted the amendment to the accounting standard relating to fair value measurements, which is intended to improve the disclosures about fair value measurements in financial statements (see Note 2). The main provisions of the amendment require new disclosures about (1) transfers in and out of the three levels of the fair value hierarchy and (2) activity within Level 3 of the hierarchy. In addition, the amendment clarifies existing disclosures about (1) the level of disaggregation of fair value measurements, (2) valuation techniques and inputs used to measure fair value, and (3) postretirement benefit plan assets. The adoption of the changes to the disclosures about fair value measurements did not have an impact on the Company’s financial position, results of operations or cash flows. Pursuant to the amendment, the adoption of certain of the disclosures about the activity within Level 3 was not required until August 1, 2011. The adoption of these changes to its disclosures about fair value measurements did not have an impact on the Company’s financial position, results of operations or cash flows.

On August 1, 2010, the Company adopted the changes to the accounting for transfers of financial assets. These changes include (a) eliminating the concept of a qualifying special-purpose entity (“QSPE”), (b) clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale, (c) amending and clarifying the unit of account eligible for sale accounting, and (d) requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. Additionally, existing QSPEs must be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance. These changes also require enhanced disclosures about, among other things, (a) a transferor’s continuing involvement with transfers of financial assets accounted for as sales, (b) the risks inherent in the transferred financial assets that have been retained, and (c) the nature and financial effect of restrictions on the transferor’s assets that continue to be reported in the statement of financial position. The adoption of these changes had no impact on the Company’s financial position, results of operations or cash flows.

On August 1, 2010, the Company adopted the changes to the consolidation guidance applicable to a variable interest entity (“VIE”) including amending the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is, therefore, required to consolidate the entity, by requiring a qualitative analysis rather than a quantitative analysis. The qualitative analysis includes, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity’s economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The changes also require continuous reassessments of whether an enterprise is the primary beneficiary of a VIE and enhanced disclosures about an enterprise’s involvement with a VIE. The adoption of these changes had no material impact on the Company’s financial position, results of operations or cash flows.

In May 2011, an accounting standard update to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) was issued. The amendments in this update (1) clarify the application of certain existing fair value measurement and disclosure requirements and (2) change certain principles or requirements for measuring fair value or disclosing information about fair value measurements. The Company is required to adopt this standard update on February 1, 2012. The Company is evaluating the impact that this standard update will have on its consolidated financial statements.

In June 2011, an accounting standard update was issued to increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS. As a result of this standard update, the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated, among other changes contained in this update. The update requires comprehensive income to be presented either in a single financial statement or in two separate but consecutive statements. The Company adopted this update in these financial statements and accordingly, presented comprehensive income in two separate consecutive statements.

In January 2010, the FASB amended the accounting standard relating to extractive activities-oil and gas to align its oil and gas reserve estimation and disclosure requirements with the requirements of the SEC’s final rule, Modernization of the Oil and Gas Reporting Requirements, that was issued on December 31, 2008. The amendments are designed to modernize and update the oil and gas disclosure requirements and related definitions to align them with current practices and changes in technology. One of the provisions of the amendments is the expansion of the definition of oil- and gas-producing activities to include the extraction of saleable hydrocarbons, in the solid, liquid or gaseous state, from oil sands, shale, coalbeds, or other nonrenewable natural resources that are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction. AMSO, LLC and IEI are currently performing research and development activities. Their activities will meet the new definition of oil- and gas-producing activities if and when either of them begins extraction or production of saleable hydrocarbons from oil shale. If and when this occurs, AMSO, LLC or IEI will comply with the amended disclosure requirements, as well as begin to account for their activities using one of the two accounting methods for oil and gas production under U.S. GAAP, namely full-cost or successful-efforts.

Note 2 — Fair Value Measurements

The following table presents the balances of liabilities measured at fair value on a recurring basis:

(in thousands)	Level 1(1)	Level 2(2)	Level 3(3)	Total
July 31, 2011:
Assets:
Derivative contracts	$67	$—	$—	$67
Liabilities:
Derivative contracts	$3	$—	$101	$104
July 31, 2010:
Liabilities:
Derivative contracts	$87	$—	$200	$287

(1)	– quoted prices in active markets for identical assets or liabilities
(2)	– observable inputs other than quoted prices in active markets for identical assets and liabilities
(3)	– no observable pricing inputs in the market

At July 31, 2010, there were no assets measured at fair value on a recurring basis.

The Company’s derivative contracts are valued using quoted market prices or significant unobservable inputs. These derivatives consist of the following:

(1) Natural gas and electricity forward contracts to fix the price that IDT Energy will pay for specified amounts of natural gas and electricity on specified dates, which are classified as Level 1.

(2) Natural gas and electricity put and call options in which the underlying asset is a forward contract, which are classified as Level 1.

(3) An option to purchase shares of a subsidiary, which is classified as Level 3. The stock option was issued in June 2011 by the Company’s subsidiary, GOGI and is exercisable until April 9, 2015 at an exercise price of $5.0 million (see Note 8). The fair value of the GOGI stock option was estimated using a Black-Scholes valuation model and the following assumptions: (1) expected volatility of 146% based on historical volatility of comparable companies and other factors, (2) a discount rate of 1.84% and (3) expected term of 3.7 years.

(4) Warrants for the purchase of shares of a subsidiary, which are classified as Level 3. The warrants were issued in November 2010 by the Company’s subsidiary, GOGI, and are exercisable until November 12, 2011 at an exercise price of up to $2 million. The fair value of the GOGI warrants were estimated using a Black-Scholes valuation model and the following assumptions: (1) expected volatility of 99.7% based on historical volatility of comparable companies and other factors, (2) a discount rate of 0.08% and (3) expected term of 0.3 years.

The following tables summarize the change in the balance of the Company’s liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Year ended July 31 (in thousands)	2011	2010
Balance, beginning of year	$(200)	$—
Total gains (losses) (realized or unrealized):
Included in earnings in “Other (expense) income, net”	(86)	—
Included in earnings in “Selling, general and administrative expense”	(41)	—
Included in other comprehensive loss	—	—
Purchases, sales, issuances and settlements	226	(200)
Transfers in (out) of Level 3	—	—
Balance, end of year	$(101)	$(200)
The amount of total gains or losses for the year included in earnings attributable to the change in unrealized gains or losses relating to liabilities still held at the end of the year:

Included in earnings in “Selling, general and administrative expense”	$(41)	$—

There were no assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during fiscal 2011 and fiscal 2010.

Fair Value of Other Financial Instruments
The estimated fair value of the Company’s other financial instruments has been determined using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting this data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. At July 31, 2011 and 2010, the carrying value of the Company’s financial instruments included in trade accounts receivable, prepaid expenses, inventory, other current assets, trade accounts payable, accrued expenses, income taxes payable and other current liabilities approximate fair value because of the short period of time to maturity.

Note 3 —Trade Accounts Receivable

Trade accounts receivable consists of the following:

July 31 (in thousands)	2011	2010
General	$15,041	$16,676
NYISO settlement	1,531	1,544
Unbilled receivables	9,682	8,555
Miscellaneous	—	112
	26,254	26,887
Less allowance for doubtful accounts	(130)	(170)
Trade accounts receivable, net	$26,124	$26,717

Note 4 — Property and Equipment

Property and equipment consists of the following:

July 31 (in thousands)	2011	2010
Computer software and development	$326	$317
Computers and computer hardware	207	195
Laboratory equipment	245	199
Office equipment and other	177	92
	955	803
Less accumulated depreciation	(620)	(547)
Property and equipment, net	$335	$256

Note 5 — Investment in American Shale Oil, LLC

In April 2008, AMSO, a wholly owned subsidiary of the Company, acquired a 75% equity interest in AMSO, LLC in exchange for cash of $2.5 million and certain commitments for future funding of AMSO, LLC’s operations. In a separate transaction in April 2008, IDT Corporation acquired an additional 14.9% equity interest in AMSO, LLC in exchange for cash of $3.0 million. Following this transaction, IDT Corporation owned 89.9% of the equity interests in AMSO, LLC, 75% through AMSO and the remainder directly.

AMSO, LLC is one of three holders of leases awarded by the U.S. Bureau of Land Management (“BLM”) to research, develop and demonstrate in-situ technologies for potential commercial shale oil production (“RD&D Lease”) in western Colorado. The RD&D Lease awarded to AMSO, LLC by the BLM covers an area of 160 acres. The lease runs for a ten year period beginning on January 1, 2007, and is subject to an extension of up to five years if AMSO, LLC can demonstrate that a process leading to the production of commercial quantities of shale oil is diligently being pursued. If AMSO, LLC can demonstrate the economic and environmental viability of its technology, it will have the opportunity to submit a one-time payment pursuant to the Oil Shale Management Regulations and convert its RD&D Lease to a commercial lease on 5,120 acres which overlap and are contiguous with the 160 acres in its RD&D Lease.

In March 2009, a subsidiary of TOTAL S.A., the world’s fifth largest integrated oil and gas company, acquired a 50% interest in AMSO, LLC in exchange for cash paid to the Company of $3.2 million and Total’s commitment to fund the majority of AMSO, LLC’s research, development and demonstration expenditures as well as certain other funding commitments. Immediately prior to this transaction, all owners (including IDT Corporation’s 14.9% direct equity interest) other than AMSO exchanged their ownership interest for a proportionate share of a 1% override on AMSO, LLC’s future revenue. IDT Corporation assigned the cash proceeds of its override interest to the IDT U.S. Oil Shale Charitable Distribution Trust, subject to certain remainder interests retained by Genie. Following the transaction with Total, AMSO and Total each owned a 50% interest in AMSO, LLC. The Company recognized a gain of $2.6 million in fiscal 2009 in connection with the sale. While AMSO is the operator of the project during the RD&D phase, Total will provide a majority of the funding during the RD&D phase, and technical and financial assistance throughout the RD&D and commercial stages. Total will lead the planning of the commercial development and will assume management responsibilities during the subsequent commercial phase.

The Company consolidated AMSO, LLC prior to the closing of the transaction with Total. Beginning with the closing, the Company accounts for its 50% ownership interest in AMSO, LLC using the equity method since the Company has the ability to exercise significant influence over its operating and financial matters, although it no longer controls AMSO, LLC. AMSO, LLC is a variable interest entity, however, the Company has determined that it is not the primary beneficiary. Since the Company does not have the power to direct the activities of AMSO, LLC that most significantly impact AMSO, LLC’s economic performance, and the Company does not have the obligation to absorb losses of AMSO, LLC that could potentially be significant to AMSO, LLC, the Company determined that it is not the primary beneficiary of AMSO, LLC.

Pursuant to the AMSO, LLC Second Amended and Restated Limited Liability Company Agreement as of March 2, 2009 (or the LLC Agreement), AMSO and Total agreed to fund AMSO, LLC as follows: (1) AMSO shall fund 20% and Total shall fund 80% of the initial $50 million of expenditures, (2) AMSO shall fund 35% and Total shall fund 65% of the expenditures above the initial $50 million up to $100 million in aggregate expenditures, (3) AMSO shall fund 50% and Total shall fund 50% of the expenditures above $100 million in aggregate expenditures, and  (4) AMSO shall fund 40% and Total shall fund 60% of the costs of the one-time payment on conversion of the lease described above. Also pursuant to the LLC Agreement, AMSO, LLC’s net loss or net income will first be allocated to the members disproportionately in order to equalize their capital accounts, and then the allocation will be in accordance with their 50% ownership interests. Accordingly, AMSO has been allocated 20% of the net loss of AMSO, LLC in all periods presented, which is included in “Equity in the net loss of AMSO, LLC” in the accompanying consolidated statements of operations.

The following table summarizes the change in the balance of the Company’s Investment in AMSO, LLC:

Year ended July 31, (in thousands)	2011	2010
Balance, beginning of year	$666	$278
Capital contributions	3,943	1,991
Equity in net loss of AMSO, LLC	(5,238)	(1,603)
Balance, end of year	$(629)	$666

In August 2011, AMSO made an additional capital contribution to AMSO, LLC of $1.4 million and Total has contributed $33.5 million to AMSO, LLC from inception through September 30, 2011.

The investment in AMSO, LLC is included in the consolidated balance sheet in “Accrued expenses” at July 31, 2011.

In accordance with the agreement between the parties, AMSO has committed to a total investment of $10.0 million in AMSO, LLC, subject to certain exceptions including those described below where the amount could be greater or lesser.

Total may terminate its obligations to make capital contributions and withdraw as a member of AMSO, LLC. If Total withdraws as a member of AMSO, LLC, AMSO may also terminate its obligations to make capital contributions and withdraw as a member of AMSO, LLC.

Although, subject to certain exceptions, AMSO and Total are not obligated to make additional contributions beyond their respective shares (which for AMSO is $10.0 million), they could dilute or forfeit their ownership interests in AMSO, LLC if they fail to contribute their respective shares for additional funding.

Total can increase AMSO’s initial required funding commitment of $10.0 million up to an additional $8.75 million if Total wishes to continue to fund the pilot test up to an agreed upon commitment level.

At July 31, 2011, the Company’s maximum exposure to loss as a result of its required investment in AMSO, LLC was $1.6 million. The Company’s maximum exposure to loss will increase as AMSO’s commitment to fund AMSO, LLC increases. The maximum exposure at July 31, 2011 was determined as follows:

(in thousands)
AMSO’s total committed investment in AMSO, LLC	$10,000
Less: cumulative capital contributions to AMSO, LLC	(7,814)
Less: liability for equity loss in AMSO, LLC at July 31, 2011	(629)
Maximum exposure to loss	$1,557

AMSO’s total committed investment in AMSO, LLC and its maximum exposure to loss is subject to certain exceptions where the amounts could be greater. One exception is the additional funding that may be necessary to fund the pilot test as described above. The other significant exception is additional capital contributions that may be required to fund unexpected liabilities, in the event they occur, outside the purview of the traditional research, development and demonstration operations incorporated in AMSO, LLC’s budgeting and planning. However, any additional capital contributions for such liabilities would have to be authorized by both AMSO and Total.

Summarized balance sheets of AMSO, LLC are as follows:

July 31 (in thousands)	2011	2010
ASSETS
Cash and cash equivalents	$3,492	$4,446
Other current assets	156	210
Equipment, net	75	15
Other assets	567	453
TOTAL ASSETS	$4,290	$5,124
LIABILITIES AND MEMBERS’ INTERESTS
Current liabilities	$6,805	$1,366
Other liabilities	437	232
Members’ interests	(2,952)	3,526
TOTAL LIABILITIES AND MEMBERS’ INTERESTS	$4,290	$5,124

Summarized statements of operations of AMSO, LLC are as follows:

Year ended July 31 (in thousands)	2011	2010	2009
REVENUES	$—	$—	$—
COST AND EXPENSES:
General and administrative	767	910	851
Research and development	25,423	7,100	5,962
TOTAL COSTS AND EXPENSES	26,190	8,010	6,813
Loss from operations	(26,190)	(8,010)	(6,813)
Other (expense) income	(1)	(2)	4
NET LOSS	$(26,191)	$(8,012)	$(6,809)

Note 6 — Derivative Instruments

The primary risk managed by the Company using derivative instruments is commodity price risk. Natural gas and electricity forward contracts and put and call options are entered into as hedges against unfavorable fluctuations in market prices of natural gas and electricity. IDT Energy’s forward contracts and put and call options do not qualify for hedge accounting treatment and therefore, the changes in fair value are recorded in earnings.

As of July 31, 2011, IDT Energy had the following contracts and options outstanding:

Commodity	Settlement Date	Volume
Electricity	August 2011	800 MWh
Electricity	September 2011	16,800 MWh
Natural gas	September 2011	2,000,000 Dth
Natural gas	September 2011	500,000 Dth
Natural gas	October 2011	500,000 Dth
Natural gas	October 2011	500,000 Dth
Electricity	December 2011	16,800 MWh
Electricity	December 2011	16,800 MWh

The Company’s subsidiary, GOGI, issued an option and warrants. The GOGI stock option was issued in June 2011 and is exercisable until April 9, 2015 at an exercise price of $5.0 million. The GOGI warrants were issued in November 2010 and are exercisable until November 12, 2011 at an exercise price of up to $2 million. The Company’s subsidiary, GEIC, issued a stock option in April 2010 that was exchanged in June 2011 for the GOGI stock option (see Note 8). The GEIC stock option was exercisable until April 9, 2015 at an exercise price of $5.0 million.

The fair values of outstanding derivative instruments recorded as assets in the accompanying consolidated balance sheets were as follows:

July 31 (in thousands)		2011	2010
Asset Derivatives	Balance Sheet Location
Derivatives not designated or not qualifying as hedging instruments:
Energy contracts and options	Other current assets	$67	$—

The fair values of outstanding derivative instruments recorded as liabilities in the accompanying consolidated balance sheets were as follows:

July 31 (in thousands)		2011	2010
Liability Derivatives	Balance Sheet Location
Derivatives not designated or not qualifying as hedging instruments:
Energy contracts	Other current liabilities	$3	$87
GOGI warrants	Other current liabilities	41	—
GOGI stock option	Other liabilities	60	—
GEIC stock option	Other liabilities	—	200
Total liability derivatives		$104	$287

The effects of derivative instruments on the consolidated statements of income were as follows:

		Amount of Gain (Loss) Recognized on Derivatives
Year ended July 31 (in thousands)		2011	2010	2009
Derivatives not designated or not qualifying as hedging instruments:	Location of Gain (Loss) Recognized on Derivatives
Energy contracts and options	Direct cost of revenues	$151	$406	$(950)
GOGI warrants	Selling, general and administrative expense	(41)	—	—
GEIC stock option	Other (expense) income, net	(86)	—	—

Total		$24	$406	$(950)

At July 31, 2011, the Company's energy contracts and options were all traded on the New York Mercantile Exchange which mitigated the Company's exposure to credit loss from nonperformance by the counterparty.

Note 7 — Income Taxes

Significant components of the Company’s deferred income tax assets consist of the following:

July 31 (in thousands)	2011	2010
Deferred income tax assets:
Bad debt reserve	$54	$71
Accrued expenses	151	151
State taxes	819	—
Stock-based compensation	391	276
Depreciation	1,399	1,632
TOTAL DEFERRED INCOME TAX ASSETS	2,814	2,130
Current portion	(1,019)	(222)
Long-term portion	$1,795	$1,908

The provision for income taxes consists of the following:

Year ended July 31 (in thousands)	2011	2010	2009
Current:
Federal	$(4,869)	$10,064	$12,786
State and local	(2,760)	3,196	4,059
Foreign	—	—	—
	(7,629)	13,260	16,845
Deferred:
Federal	198	524	1,065
State and local	486	166	338
Foreign	—	—	—
	684	690	1,403
PROVISION FOR INCOME TAXES	$6,945	$13,950	$18,248

The differences between income taxes expected at the U.S. federal statutory income tax rate and income taxes provided are as follows:

Year ended July 31 (in thousands)	2011	2010	2009
U.S. federal income tax at statutory rate	$1,537	$9,983	$14,352
Foreign tax rate differential	3,122	1,768	1,024
Other	804	14	14
State and local income tax, net of federal benefit	1,482	2,185	2,858
PROVISION FOR INCOME TAXES	$6,945	$13,950	$18,248

At July 31, 2011, the Company had foreign net operating loss carry-forwards of approximately $15.9 million. This carry-forward loss is available to offset future foreign taxable income. The net operating loss carry-forwards will start to expire in fiscal 2029, with fiscal 2011’s loss expiring in fiscal 2032.

The table below summarizes the change in the balance of unrecognized income tax benefits:

Year ended July 31 (in thousands)	2011	2010	2009
Balance at beginning of year	$1,050	$3,600	$105
Additions based on tax positions related to the current year	979	—	3,495
Additions for tax positions of prior years	311	250	—
Reductions for tax positions of prior years	—	—	—
Settlements	—	(2,800)	—
Lapses of statutes of limitations	—	—	—
Balance at end of year	$2,340	$1,050	$3,600

In fiscal 2011, fiscal 2010 and fiscal 2009, the Company recorded interest on income taxes of $0.2 million, $0.3 million and nil, respectively. As of July 31, 2011 and 2010, accrued interest included in current income taxes payable was $0.4 million and $0.3 million, respectively.

IDT Corporation currently remains subject to examinations of its consolidated U.S. federal tax returns for fiscal 2009, fiscal 2010 and fiscal 2011. The Company is a member of IDT Corporation’s consolidated group. The Company’s state and local tax returns for fiscal 2005 to fiscal 2011 and foreign tax returns for fiscal 2010 and fiscal 2011 also remain subject to examination. The Company and IDT Corporation are entering into a Tax Separation Agreement, which sets forth the responsibilities of IDT Corporation and the Company with respect to, among other things, liabilities for federal, state, local and foreign taxes for periods before and including the spin-off, and disputes with taxing authorities regarding taxes for such periods (see Note 15).

Note 8 — Equity

Class A Common Stock and Class B Common Stock
On October 25, 2011, the outstanding capital stock of the Company held by IDT Corporation consisting of 100 shares (representing 100% of the total 100 shares outstanding) was split so that the number of shares of each of class of common stock that are outstanding and owned by IDT Corporation equals the number to be distributed in the spin-off of 1.6 million shares of Class A common stock and 21.1 million shares of Class B common stock described in the Information Statement in which these financial statements are included. The financial statements were retroactively adjusted to reflect the stock split. The spin-off of the Company will occur by the pro rata distribution of (i) one share of Class A common stock of Genie for every share of Class A common stock of IDT Corporation held as of the record date for the spin-off and (ii) one share of Class B common stock of Genie for every share of Class B common stock of IDT Corporation held as of the record date for the spin-off.

The rights of holders of Class A common stock and Class B common stock are identical except for certain voting and conversion rights as follows. The holders of Class A common stock will be entitled to three votes per share, and the holders of Class B common stock will be entitled to one-tenth of one vote per share. Each share of Class A common stock may be converted into one share of Class B common stock, at any time, at the option of the holder.

Sales of Stock of Subsidiaries
In November 2008, the Company sold a 10% minority interest in IEI to one of IEI’s employees for cash of $0.2 million. Since IEI was a newly formed, research and development entity, the sale of the equity interest was accounted for as an increase in consolidated additional paid-in capital.

In April 2010, Michael Steinhardt, the Chairman of the Board of IEI, purchased a minority interest in GEIC and an option to purchase additional shares of GEIC for $5.0 million. The option was exercisable until April 9, 2015 at an exercise price of $5.0 million (see below). In addition, in April 2010, W. Wesley Perry, the Chairman of the Board of GEIC, purchased a minority interest in GEIC for $0.4 million. The aggregate minority interest of GEIC purchased in April 2010 was 2.7%. At July 31, 2010, the estimated fair value of the GEIC option of $0.2 million was included in “Other liabilities” in the accompanying consolidated balance sheet.

In June 2011, in a refinement of the terms of the initial investment and the rights associated with that investment, Mr. Steinhardt exchanged his interest in GEIC (including the option to purchase additional interests) for a corresponding 2.5% interest (including options) in GOGI and arranged for the Company and IDT Corporation to receive certain consulting services from a third party. In return, the Steinhardt stockholder entity was paid $1.7 million. At July 31, 2011, the estimated fair value of the GOGI option of $60,000 was included in “Other liabilities” in the accompanying consolidated balance sheet. The Company accounted for the exchange of Mr. Steinhardt’s equity interest in GEIC for a corresponding equity interest in GOGI as an equity transaction. Therefore, no gain or loss was recognized in the accompanying consolidated statement of operations.

In November 2010, an entity affiliated with Lord (Jacob) Rothschild purchased a 5.0% equity interest in GOGI for $10.0 million paid in cash. Also in November 2010, Rupert Murdoch purchased a 0.5% equity interest in GOGI for $1.0 million paid with a promissory note. The note is secured by a pledge of the shares issued in exchange for the note. The note accrues interest at 1.58% per annum, and the principal and accrued interest is due and payable on November 15, 2015. In addition, in connection with the purchase by the entity affiliated with Lord Rothschild, in November 2010, warrants were issued to purchase up to an aggregate of 1% of the common stock outstanding of GOGI at an exercise price of up to $2 million that are exercisable through November 12, 2011. At July 31, 2011, the estimated fair value of the warrants of $41,000 was included in “Other current liabilities” in the accompanying consolidated balance sheet.

Note 9 — Variable Interest Entity

In fiscal 2011, an employee of IDT Corporation incorporated Citizen Choice Energy, LLC (“CCE”), which is an ESCO that resells electricity and natural gas to residential and small business customers in the State of New York. The Company provided CCE with all of the cash required to fund its operations. IDT Corporation also provided CCE with letters of credit to secure CCE’s obligations. The Company determined that at the present time it has the power to direct the activities of CCE that most significantly impact CCE’s economic performance, and it has the obligation to absorb losses of CCE that could potentially be significant to CCE. The Company therefore determined that it is the primary beneficiary of CCE, and as a result, the Company consolidates CCE with IDT Energy.

The Company does not own any interest in CCE and thus the net loss incurred by CCE in fiscal 2011 of $2.0 million has been attributed to noncontrolling interests in the accompanying consolidated statements of operations. While the Company has no contractual obligation to fund CCE, the Company currently intends to continue funding CCE’s operations. The Company provides CCE with support services for which it charges CCE the cost of providing the services plus an 18% mark-up, and that it may terminate the agreement at its convenience upon 30 days' notice. The Company provides the funding to enable CCE to develop and grow its operations, such that in the future CCE will repay the Company’s investment and pay the mark-up as well as continue as a customer of the Company’s ESCO support services. There are no other arrangements that would require the Company to provide CCE with additional financial support. In fiscal 2011, the Company provided CCE with $2.9 million in order to fund its operations. The funding for fiscal 2012 has not yet been determined as it depends on CCE’s success in acquiring new customers and maintaining its existing customers.

Summarized balance sheet of CCE is as follows:

July 31 (in thousands)	2011
ASSETS
Cash and cash equivalents	$302
Restricted cash	27
Trade accounts receivable	1,064
Prepaid expenses	26
Other current assets	165
Other assets	142
TOTAL ASSETS	$1,726
LIABILITIES AND NONCONTROLLING INTERESTS
Trade accounts payable	$854
Accrued expenses	10
Due to IDT Energy	2,904
Noncontrolling interests	(2,042)
TOTAL LIABILITIES AND NONCONTROLLING INTERESTS	$1,726

The assets of CCE may only be used to settle obligations of CCE, and may not be used for other consolidated entities. The liabilities of CCE are non-recourse to the general credit of the Company’s other consolidated entities.

Note 10 — Stock-Based Compensation

Stock-Based Compensation Plans
IDT Corporation’s 2005 Stock Option and Incentive Plan, as amended, is intended to provide incentives to executives, employees, directors and consultants of IDT Corporation and its subsidiaries. Incentives available under the Stock Option and Incentive Plan may include stock options, stock appreciation rights, limited rights, deferred stock units, and restricted stock. IDT Corporation stock options and restricted stock have been granted under the Stock Option and Incentive Plan to employees of the entities included in the Company’s consolidated financial statements.

Compensation cost is recognized using the straight-line method over the vesting period. In fiscal 2011, fiscal 2010 and fiscal 2009, stock-based compensation costs of $0.8 million, $0.3 million and less than $0.1 million, respectively, was included in “Selling, general and administrative expense” in the consolidated statements of operations. The Company recognized a deferred tax benefit related to its stock-based compensation arrangements of $0.1 million, $0.1 million and less than $0.1 million in fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

Stock Options Granted by IDT Corporation
IDT Corporation did not grant any stock options in fiscal 2011, fiscal 2010 or fiscal 2009. Option awards in prior years were generally granted by IDT Corporation to employees of the Company with an exercise price equal to the market price of IDT Corporation’s stock at the date of grant. Option awards generally vest on a graded basis over three years of service and have ten-year contractual terms. The fair value of stock options is estimated on the date of the grant using a Black-Scholes valuation model. Expected volatility is based on historical volatility of IDT Corporation’s Class B common stock and other factors. Historical data on the exercise of IDT Corporation stock options, post vesting forfeitures and other factors is used to estimate the expected term of the stock-based payments granted. The risk free rate is based on the U.S. Treasury yield curve in effect at the time of grant.

As of October 25, 2011, there were outstanding options to purchase approximately 478,000 shares of IDT Class B common stock, with various exercise prices and expiration dates.  The exercise prices of all of such options were above the market price for IDT’s Class B common stock on such date.  In the spin-off, the exercise price of each outstanding option to purchase IDT Class B common stock will be proportionately reduced based on the trading price of IDT following the spin-off. Further, each option holder will share ratably in a pool of options to purchase 50,000 shares of Genie Class B common stock, meaning that each option holder will receive an option to purchase one tenth of a share of our Class B common stock for each option held as of the spin-off.

Restricted Stock
The fair value of restricted shares of the Company’s common stock is determined based on the estimated fair value of the Company’s common stock on the grant date.

In the second quarter of fiscal 2010, GEIC granted common stock representing 0.5% of its outstanding shares at the time to a consultant for consulting services through the fourth quarter of fiscal 2011. The share award vests over the related service period. In fiscal 2011 and fiscal 2010, the Company recorded stock-based compensation of $0.3 million.

On October 21, 2009, Mr. James A. Courter, IDT Corporation’s former Chief Executive Officer, received from IDT Corporation a grant of 0.3 million restricted shares of IDT Corporation’s Class B common stock. All of the restricted shares vested on the date of grant. Pursuant to a Warrant to Purchase Common Stock executed by IDT Corporation and Mr. Courter, for a period of five years from October 21, 2009, and subject to certain conditions, Mr. Courter will have the right to exchange up to 0.2 million shares of IDT Corporation’s Class B common stock for the number of shares of common stock of GEIC equal to up to 1% of the outstanding equity of GEIC as of October 21, 2009.

In July 2011, IDT Energy entered into an agreement with one of its employees pursuant to which, on or before the consummation of the spin-off, the employee will be granted approximately 22,000 shares of Genie’s restricted Class B common stock and options to purchase approximately 22,000 shares of Genie’s Class B common stock. The restricted shares and options will vest ratably on the first, second and third anniversaries of the grant, subject to forfeiture if the employee is no longer employed by Genie or one of its subsidiaries prior to vesting. The options will have a term of 10 years and an exercise price equal to the fair market value of the underlying shares upon the spin-off. The fair value of this grant was estimated to be $0.2 million, which will be recognized on a straight-line basis over the vesting period that ends in July 2014. The Company recognized compensation cost related to this agreement of $5,000 in fiscal 2011. The fair value of the Genie shares was the aggregate of the estimated values of IDT Energy and GOGI. The value of IDT Energy was estimated using an income approach and a market approach and the value of GOGI was estimated using a cost approach and a transaction approach.

As part of the planned spin-off, holders of restricted Class B common stock of IDT Corporation will receive, in respect of those restricted shares, one share of the Company’s Class B common stock for every restricted share of IDT Corporation that they own as of the record date for the spin-off. Those particular shares of the Company’s Class B common stock will be restricted under the same terms as the IDT Corporation restricted stock in respect of which they were issued. The restricted shares of the Company’s Class B common stock to be received in the spin-off will be subject to forfeiture on the same terms, and their restrictions will lapse at the same time, as the corresponding IDT Corporation shares.

A summary of the status of the IDT Corporation’s restricted shares of common stock and Class B common stock, including status as to whether the restrictions have lapsed (vesting), as of July 31, 2011 and changes in fiscal 2011 is presented below:

(in thousands)	Number of Non-vested Shares	Weighted- Average Grant- Date Fair Value
Non-vested shares at July 31, 2010	2,084	$3.95
Granted	341	27.76
Vested	(53)	30.93
Forfeited	—	—
Non-vested shares at July 31, 2011	2,372	$6.77

The Company’s Long-Term Incentive Plan
The Company has adopted a long term incentive plan to provide equity compensation to its Board of Directors, its management and its employees and consultants. Except as described in this paragraph, the Company has not committed to make any grants under such plan.  The Company has entered into an agreement with Liore Alroy, who will be serving as the Company’s Deputy Chairman in a non-executive strategic advisor capacity, pursuant to which, within thirty (30) days following the spin-off, he will be granted options to purchase 227,183 shares of the Company’s Class B common stock.  The Company has also agreed with Jeff Hendler, IDT Energy’s Chief Commercial Officer, pursuant to which, he will be granted 22,000 shares of restricted Class B common stock and options to purchase 22,000 shares of Class B common stock. Of the shares to be distributed in the spin-off, approximately 2.4 million shares of the Company’s Class B common stock are being distributed to holders of unvested restricted shares of Class B common stock of IDT, which will be similarly restricted.  In addition, the Company will be issuing options to purchase 50,000 shares of the Company’s Class B common stock in respect of outstanding options to purchase shares of Class B common stock of IDT.  Such restricted shares and options will be issued under the plan. Following the spin-off, the plan will be administered by the Company’s Compensation Committee. No shares of the Company’s Class A common stock and a number of shares of the Company’s Class B common stock to be equal to 3.5% of the outstanding shares of the Company’s common stock following the spin-off will be available for awards under the plan.

In addition, the Company anticipates that certain of its subsidiaries will adopt equity compensation plans to incentivize key personnel at those specific subsidiaries and reward such individuals for the success of those operations. Specifically, this will allow key personnel to acquire a proprietary interest in the subsidiaries, to continue as officers, employees, directors or consultants, to increase their efforts on behalf of those subsidiaries and to promote the success of the Company’s business.

Note 11—	Commitments and Contingencies

Legal Proceedings
On August 15, 2010, the Israel Union for Environmental Defense (the “Union”) filed a petition with the Supreme Court of Israel against various ministries of the State of Israel and the Jerusalem Regional Committee for Planning and Construction, and naming IEI, as a respondent. The petition seeks an order of the Court requiring the respondents to explain the grant of the oil shale exploratory license to IEI and setting aside or cancelling the license. The Union claims that the license was granted without following all requirements imposed by applicable law, particularly regarding environmental impact and compliance with zoning, land use and similar laws and plans. IEI filed its response on December 12, 2010. On April 29, 2011, the state attorney for Israel submitted its response on behalf of the named ministries and is defending the case on both the validity of the license and the planning procedure. The Court rejected the Union’s request for an injunction and scheduled a hearing on the case for April 4, 2012. IEI believes that it followed the requirements imposed by the Ministry of National Infrastructures (the agency that issued the license) and that it is in compliance with applicable laws and regulatory requirements. If the petition were granted, it would likely have a significant adverse effect on IEI’s oil shale venture in Israel.

In addition to the foregoing, the Company is subject to other legal proceedings that have arisen in the ordinary course of business and have not been finally adjudicated. Although there can be no assurance in this regard, none of the legal proceedings to which the Company is a party will have a material adverse effect on the Company’s results of operations, cash flows or its financial condition.

Lease Commitments
The Company had obligations for operating rent payments as of July 31, 2011 as follows: $0.5 million in fiscal 2012, $0.2 million in fiscal 2013 and $0.2 million in fiscal 2014. Rental expense under operating leases was $0.2 million, $0.1 million and less than $0.1 million in fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

Purchase Commitments
The Company had purchase commitments of $1.3 million as of July 31, 2011.

Tax Audits
The Company is subject to audits in various jurisdictions for various taxes, including income tax, utility excise tax, and sales and use tax. Specifically, IDT Energy has the following audits in process: (1) New York State income tax for fiscal 2007, fiscal 2008 and fiscal 2009, (2) New York City utility tax audit on electricity sales for the period from June 1, 2007 through December 31, 2008 and (3) New York State sales and use tax for the period from September 1, 2004 through May 31, 2007. In June 2011, IDT Energy received a Notice of Proposed Tax Adjustments from the New York City Finance Department related to the utility tax audit that included aggregate assessments of tax, interest and penalties of $7.2 million. In addition, IDT Energy’s potential exposure for utility tax, interest and penalties for the period from January 1, 2009 through July 31, 2011 is an additional $6.2 million. As of July 31, 2011, the Company had accrued $3.3 million for the New York City utility tax audit and $2.1 million related to New York State income tax and New York State sales and use tax audits. The Company is unable to form an estimate of its reasonably possible liability related to the New York City utility tax audit, above the $3.3 million that has been accrued. IDT Energy’s reasonably possible exposure related to the New York State income tax and New York State sales and use tax audits range from nil to $4.2 million.  The Company believes that it has adequately provided for all of the obligations for these taxes, however amounts asserted by taxing authorities or the amount ultimately assessed against the Company could be greater than the accrued amounts. Accordingly, additional provisions may be recorded in the future as revised estimates are made or underlying matters are settled or resolved. Imposition of assessments as a result of tax audits could have an adverse effect on the Company’s results of operations, cash flows and financial condition.

Other Commitments and Contingencies
As of July 31, 2011, the Company had letters of credit outstanding totaling $0.1 million and IDT Corporation had letters of credit outstanding for the benefit of the Company totaling $2.4 million. These letters of credit primarily expire by July 31, 2012. The letters of credit outstanding at July 31, 2011 were collateral issued by the Company or IDT Corporation to secure primarily IDT Energy’s purchases of natural gas, electric capacity, energy and ancillary services. As of July 31, 2011 and 2010, cash of $0.2 million and $0.5 million, respectively, that serves as collateral was restricted against such letters of credit, and was included in “Restricted cash” in the Company’s consolidated balance sheets.

As of June 29, 2009, IDT Energy entered into a Preferred Supplier Agreement with BP Energy Company and BP Corporation North America Inc. (collectively “BP”), pursuant to which BP is IDT Energy’s preferred provider of electricity and natural gas. The agreement allows for purchases of electricity and natural gas for customers in areas where the utilities have purchase of receivable programs, and includes a one-time inclusion of existing IDT Energy customers not covered by a purchase of receivable program. IDT Energy purchases electricity and natural gas from BP and pays an additional financing fee based on volumetric loads in accordance with the agreement. In fiscal 2011, fiscal 2010 and fiscal 2009, financing fee expense was $2.1 million, $1.8 million and nil, respectively, which was included in “Interest (expense) income and financing fees, net” in the Company’s consolidated statements of operations. IDT Energy makes a monthly payment for its purchases and the related fees, and any outstanding, unpaid amounts accrue interest until paid. IDT Energy’s obligations to BP are secured by a first security interest in deposits or receivables from utilities in connection with their purchase of customer receivables under the applicable purchase of receivables program, and in any cash deposits or letters of credit posted in connection with any collateral accounts with BP. The term of the agreement is through June 30, 2014, with an automatic renewal for an additional year unless either party provides written notice to the other party at least six months prior to June 30, 2014 that it will not renew the agreement. IDT Energy’s ability to purchase electricity and natural gas under this agreement is subject to satisfaction of certain conditions including the maintenance of certain covenants. As of July 31, 2011, cash and cash equivalents of $0.1 million and trade accounts receivable of $25.0 million were pledged to BP as collateral for the payment of IDT Energy’s trade accounts payable to BP of $13.7 million as of July 31, 2011.

Note 12 — Related Party Transactions

IDT Corporation charges the Company for certain transactions and allocates routine expenses based on company specific items. In addition, IDT Corporation controls the flow of the Company’s treasury transactions. In fiscal 2011, fiscal 2010 and fiscal 2009, IDT Corporation allocated to the Company an aggregate of $4.7 million, $3.8 million and $4.2 million, respectively for payroll, benefits, insurance, facilities and other expenses, which were included in “Selling, general and administrative expense” in the consolidated statements of operations. In all periods presented, the Company was included in the consolidated federal income tax return of IDT Corporation. In fiscal 2011 and fiscal 2010, the Company’s federal taxable income was offset against net operating losses of IDT Corporation. The Company recorded federal income tax expenses on a stand-alone basis and a corresponding liability to IDT Corporation for utilizing its net operating losses.

The change in the Company’s (liability to)/receivable from IDT Corporation was as follows:

Year ended July 31 (in thousands)	2011	2010	2009
Balance at beginning of year	$4,837	$(1,254)	$(31,642)
Expenses paid by IDT Corporation on behalf of the Company	(12,108)	(8,902)	(10,900)
Transfer of funds to IDT Corporation, net	11,537	29,852	41,288
Forgiveness of amount due from IDT Corporation	—	(14,859)	—
Balance at end of year	$4,266	$4,837	$(1,254)
Average balance during the year	$(3,620)	$6,129	$(16,383)

Note 13 — Defined Contribution Plans

IDT Corporation maintains a 401(k) Plan (the “Plan”) available to all employees (including the Company’s employees) meeting certain eligibility criteria. The Plan permits participants to contribute up to 20% of their salary, not to exceed the limits established by the Internal Revenue Code. The Plan provided for discretionary matching contributions of 50%, up to the first 6% of compensation, to be invested in IDT Corporation Class B common stock. The discretionary matching contributions vest over the first five years of employment. The Plan permits the discretionary matching contributions to be granted as of December 31 of each year. All contributions made by participants vest immediately into the participant’s account. IDT Corporation did not incur any cost for matching contributions to the Plan in fiscal 2011 and 2010, as contributions for those years, were made using forfeited funds. In fiscal 2009, IDT Corporation’s contributions to the Plan related to employees of the Company was less than $0.1 million. The Class B common stock of IDT Corporation is not investment options for the Plan’s participants.

Note 14 — Business Segment and Geographical Information

The Company has two reportable business segments: IDT Energy and Genie Oil and Gas. Genie owns 99.3% of its subsidiary, GEIC, which owns 100% of IDT Energy and 92% of GOGI. The IDT Energy segment, which includes CCE, operates the Company’s energy services company, or ESCO, that resells electricity and natural gas to residential and small business customers in New York, New Jersey and Pennsylvania. The Genie Oil and Gas segment consists of (1) AMSO, which holds and manages a 50% interest in AMSO, LLC, the Company’s oil shale initiative in Colorado, and (2) an 89% interest in IEI, the Company’s oil shale initiative in Israel. Corporate costs include compensation, Board of Director fees, consulting fees, legal fees and other corporate-related general and administrative expenses. In fiscal 2011 and fiscal 2010, corporate general and administrative expenses included stock-based compensation related to a consulting arrangement. No corporate expenses were incurred in fiscal 2009. Corporate does not generate any revenues, nor does it incur any direct cost of revenues.

The Company’s reportable segments are distinguished by types of service, customers and methods used to provide their services. The operating results of these business segments are regularly reviewed by the Company’s chief operating decision maker.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1 to the Consolidated Financial Statements. The Company evaluates the performance of its business segments based primarily on operating income (loss). There are no significant asymmetrical allocations to segments.

Operating results for the business segments of the Company are as follows:

(in thousands)	IDT Energy	Genie Oil and Gas	Corporate	Total
Year ended July 31, 2011
Revenues	$203,561	—	—	$203,561
Income (loss) from operations	22,458	(13,641)	(1,843)	6,974
Depreciation	24	—	—	24
Research and development	—	7,843	—	7,843
Total assets at July 31, 2011	61,301	5,384	721	67,406
Year ended July 31, 2010
Revenues	$201,358	—	—	$201,358
Income (loss) from operations	37,814	(7,274)	(810)	29,730
Depreciation	86	—	—	86
Research and development	—	5,226	—	5,226
Total assets at July 31, 2010	48,966	3,697	4,335	56,998
Year ended July 31, 2009
Revenues	$264,709	—	—	$264,709
Income (loss) from operations	45,355	(4,563)	—	40,792
Depreciation	118	—	—	118
Research and development	—	6,253	—	6,253
Total assets at July 31, 2009	45,567	5,365	—	50,932

Genie Oil and Gas’ operating loss in fiscal 2009 is net of a gain of $2.6 million from the sale of a 50% interest in AMSO, LLC (see Note 5).

There were no revenues from customers located outside of the United States in fiscal 2011, fiscal 2010 or fiscal 2009.

Net long-lived assets and total assets held outside of the United States, which are located in Israel, were as follows:

(in thousands)	United States	Israel	Total
July 31, 2011
Long-lived assets, net	$3,745	255	$4,000
Total assets	64,086	3,320	67,406
July 31, 2010
Long-lived assets, net	$4,354	231	$4,585
Total assets	53,967	3,031	56,998
July 31, 2009
Long-lived assets, net	$4,053	29	$4,082
Total assets	45,852	5,080	50,932

Note 15 — Subsequent Events

The Company and IDT Corporation are entering into a Separation and Distribution Agreement to effect the separation and provide a framework for the Company’s relationship with IDT Corporation after the spin-off. The Company and IDT Corporation are also entering into a Transition Services Agreement with IDT Corporation which provides for certain services to be performed by each of IDT Corporation and the Company to facilitate the Company’s transition into a separate publicly-traded company. These agreements provide for, among other things, (1) the allocation between the Company and IDT Corporation of employee benefits, taxes and other liabilities and obligations attributable to periods prior to the Company’s spin-off from IDT Corporation, (2) transitional services to be provided by IDT Corporation relating to human resources and employee benefits administration, (3) the allocation of responsibilities relating to employee compensation and benefit plans and programs and other related matters and (4) finance, accounting, internal audit, tax, facilities, investor relations and legal services to be provided to the Company by IDT Corporation following the spin-off.

In addition, the Company and IDT Corporation are entering into a Tax Separation Agreement, which sets forth the responsibilities of IDT Corporation and the Company with respect to, among other things, liabilities for federal, state, local and foreign taxes for periods before and after the spin-off, the preparation and filing of tax returns for such periods and disputes with taxing authorities regarding taxes for such periods. Each of IDT Corporation and the Company will be generally liable for all federal, state, local and foreign income taxes related to the ownership of its assets and operation of its businesses, except for specific items which will be expressly allocated in the Tax Separation Agreement. The Company and IDT Corporation will each generally be responsible for managing those disputes that relate to the taxes for which each is responsible and, under certain circumstances, may jointly control any dispute relating to taxes for which they share responsibility.

Following the spin-off, the Company will be liable for all liabilities and obligations (i) primarily relating to, arising out of or resulting from the operation of the businesses of IDT Energy, Genie Oil and Gas, the ownership or use of the Company’s assets; (ii) set forth or represented on the Company’s balance sheet, except as provided otherwise in the Separation and Distribution Agreement or other ancillary agreement; (iii) relating to, arising out of or resulting from any termination, sale, discontinuance or divesture of entity, business, real property, or asset formerly and primarily owned or managed by, or associated with any of IDT Energy, Genie Oil and Gas or the Company’s business, or arising out of such entity, business, real property, or asset; (iv) relating to, arising out of or resulting from any indebtedness of IDT Energy or Genie Oil and Gas (whether incurred prior to, on or after the distribution); (v) relating to, resulting from, or arising out of any legal action that is primarily related to the operation of the Company’s businesses; and (vi) as otherwise set forth in the Separation and Distribution Agreement.

Following the spin-off, each of IDT Corporation and the Company will be generally liable for all liabilities and obligations related to the ownership of its assets and operation of its businesses, except for specific items which will be expressly allocated in the Separation and Distribution Agreement.

Generally, IDT Corporation will indemnify the Company, and the Company will indemnify IDT Corporation, for losses related to the failure of the other to pay, perform or otherwise discharge, any of the its liabilities and obligations set forth in the Separation and Distribution Agreement.

Note 16 — Selected Quarterly Financial Data (Unaudited)

The table below presents selected quarterly financial data of the Company for its fiscal quarters in fiscal 2011 and fiscal 2010:

Quarter Ended (in thousands)	Revenues	Direct cost of revenues	Income (loss) from operations	Net income (loss)
2011:
2011:
October 31	$45,508	$30,786	$5,847	$2,666
January 31	57,849	46,539	1,351	(1,133)
April 30	53,787	37,004	4,726	665
July 31	46,417	35,385	(4,950)	(4,753)
TOTAL	$203,561	$149,714	$6,974	$(2,555)
2010:
October 31	$40,312	$25,674	$8,625	$4,289
January 31	60,747	44,408	10,291	5,454
April 30	53,832	38,144	7,537	3,477
July 31	46,467	35,306	3,277	861
TOTAL	$201,358	$143,532	$29,730	$14,081